------------------------------------------------
ANNUAL REPORT 2000

------------------------------------------------

Building Knowledge Bridges worldwide to create synergies -

our formula for success



The Annual Report comprises the Consolidated Financial Statements of Schering AG, the combined Management Report on Schering AG and the Schering AG Group, and additional voluntary information on the 2000 financial year.

This translation of the original German version of the Annual Report has been prepared for the convenience of our English-speaking shareholders.
The German version is authoritative.

The Financial Statements of Schering AG audited and fully certified by BDO Deutsche Warentreuhand Aktiengesellschaft
Wirtschaftsprufungsgesellschaft and BDO International GmbH
Wirtschaftsprufungsgesellschaft are published in the Federal Journal and are filed in the Commercial Register of the Amtsgericht Charlottenburg, Berlin. You may obtain a copy of the above Statements and further copies of this Annual Report by writing to:
Schering AG

Corporate Communication
D-13342 Berlin

Germany

Schering:

We know how to harness knowledge.



------------------------------------------------
Foreword by the Executive Board

------------------------------------------------


Dear Shareholders,

In 2000 Schering beat its own record for the fifth year in succession.


Double-digit growth in sales and net income
We set yet another record in 2000 with sales rising 22% to EUR 4.5bn. Schering raised its net income by an impressive 24% - an achievement that was primarily attributable to the determined implementation of our growth strategy, our innovative strength, and the high motivation and performance of our employees.

Our excellent business development was also honored by the stock market.
Our share price rose by over 50%, making it the number-one stock in the DAX-30 index as quoted on the trading floor. It also distinctly outperformed the STOXX Healthcare index.

Since October 12, 2000, the Schering AG share has also been listed on the New York Stock Exchange, the most important stock market in the world. Our quotation as an American Depositary Receipt (ADR) represented a further milestone in the globalization of our company. It also underlines the fact that we are gearing our growth strategy to the most dynamic pharmaceutical market in the world - the USA.


Successful implementation of our growth strategy
Encouraged by the success of our growth strategy announced in May 1999, we decided in September 2000 to revise the planned growth targets upwards. Instead of the originally planned sales objective of EUR 5.5bn by 2005, we now expect a figure in excess of EUR 6bn.

All of our business areas will make a significant contribution to this growth. In Fertility Control and Hormone Therapy we will secure our leading position in female health care by developing and launching innovative products.
In Europe we have successfully begun the market introduction of our novel oral contraceptive Yasmin(r).

US approval of Mirena(r), our unique intrauterine hormone-delivery system, is another success story. Mirena(r) has been approved in 48 countries and was launched in the United States in February 2001. In the field of hormone replacement therapy, Climodien(r) received its first market approval, and we expect the transdermal system Climara Pro(tm) to be approved in the US in 2001.

Our Therapeutics business area has expanded following our acquisition of the Japanese company Mitsui Pharmaceuticals. This applies in particular to the oncology, cardiovascular and central nervous system areas, where Mitsui's expertise in the Japanese market ideally complements that of the Schering AG Group. We have successfully expanded our current research pipeline with projects from Mitsui's research, while at the same time taking a successful step toward business expansion in Japan. Mitsui was fully integrated into the Schering AG Group - one year earlier than planned - and contributed 7 percentage points to sales in Therapeutics.


The marketing and distribution organization taken over from Mitsui Pharmaceuticals is also supporting the successful introduction of Betaferon(r) in Japan, which we began in November 2000. As a result, Betaferon(r), our product for the treatment of multiple sclerosis, is now available in the world's largest markets.

We expanded our Diagnostics business area by acquiring the companies Diatide and CIS bio international, thus adding radiopharmaceuticals to our product range. Following the acquisition of Diatide in November 1999 and the CIS group in April 2000, we now have outstanding expertise in the development, marketing and distribution of radiopharmaceuticals for nuclear diagnostics and therapy. The increase in sales in Diagnostics and Radiopharmaceuticals was striking at 31% (21% after adjusting for acquisitions). This was the strongest sales growth of all of our business areas. Our presence in the market for all four diagnostic imaging modalities will enable us to strengthen and expand our position as a world leader in this field.

We reached an important milestone in the globalization of our Dermatology business area with the market introduction of Levulan(r) PDT, the unique photo-dynamic therapy system, in the US. Levulan(r) PDT is used to treat actinic keratosis of the face and the scalp. We are currently also demonstrating the innovative potential of the Levulan(r) PDT system in a study on the treatment of acne.

We are well prepared for the coming years with novel products in the field of biotechnology. Our success is based on our outstanding innovative ability, our proven high-tech expertise and our determination, coupled with a high degree of specialization in promising business areas in which we are world leaders. We have a number of outstanding products in our development pipeline which will sustainably boost our sales and net income.


Aventis CropScience
In spite of a significant improvement in its EBITA, the net earnings of Aventis CropScience, in which we have a 24% stake, were burdened by additional one-off special effects. Among other things, these included expenses caused by a recall action connected with the StarLink(r) seeds technology. Schering's share of losses totaled EUR 59m. This figure included EUR 24m in goodwill write-offs.

In November 2000 Aventis announced its intention of prematurely scaling down its holding in Aventis CropScience. Since this is not possible before 2004 according to contracts between Schering and Aventis, the two companies have begun negotiations.


More intense communication with our customers
We are making increasing use of the new media in our communication with customers. The Internet in particular enables us to provide doctors and clinicians with faster and better scientific and product information. Patients can find links and information on specialist fields and indications. Furthermore, we offer anyone who is interested an opportunity to take part in online information and discussion forums on specialized topics.


Changes in the Executive Board
After twelve years as Chairman of Schering AG's Executive Board, Dr Giuseppe Vita will retire from this position for age reasons in April 2001. Under his chairmanship the company focused successfully on its core pharmaceutical business with the aim of becoming a world market leader in specialized markets with innovative products. Dr Vita will hand over to Dr Hubertus Erlen after the Annual General Meeting. Dr Erlen, who has been a member of the Executive Board since 1985, was appointed by the Supervisory Board as the future Chairman of Schering AG's Executive Board in September 2000. Furthermore, Mr Lutz Lingnau was appointed as a new member of the Executive Board from January 1, 2001. Mr Lingnau is President and Chief Executive Officer of our US management holding Schering Berlin Inc.

The Supervisory Board's decision ensures the successful continuation of our company's growth strategy and further globalization. At the same time, these nominations take into account the increasing importance of the US for Schering's business.


Schering AG share 2000: best DAX performer
In 2000, our share was top of the league in the DAX index with an increase in value of more than 50%. This reflected our shareholders' high level of confidence in our future development.

In the run-up to our listing on the NYSE on October 12, 2000, we executed a 1:3 share split to bring the value of the Schering AG share into line with customary levels in the US. To this purpose the number of shares outstanding was increased from 66 million to 198 million in June 2000.

With the quotation of our share on Wall Street, we now have a transaction currency for acquiring further companies in the US, as well as a basis for introducing share-option plans to improve our position in the competition for highly-qualified personnel. Furthermore, it represents a significant step toward broadening our shareholder base in the United States. US shareholders currently hold almost 8% of our shares, and we aim to increase this proportion to about 15% in the medium term.


Forecast 2001: continuing on course for growth
In the 2001 financial year we will continue implementation of our growth strategy and move forward to the next goals. We will again be looking for double-digit sales growth to over EUR 5bn (based on last year's currency exchange rates). We expect an increase of more than 10% in net income despite the likely high marketing cost of introducing our new products.


Outstanding performance by our employees
We would like to express our special thanks to our employees for the company's success over the past financial year. They are admirably rising to the challenges involved. Without their commitment, the actions we need to take to reach our long-term goals would be impossible.

As a result of this achievement, and in order to give our staff a greater stake in our business success, we significantly increased the performance bonus and decided to launch another international share-bonus program for our employees. This underlines the importance our corporate culture places on individual performance. In future we shall further increase rewards for efforts that help us reach our corporate goals.


A vote of thanks to our shareholders
We are delighted to be able to present to our shareholders a market capitalization of our company of approximately EUR 12bn - based on a share price at year-end that was 50% higher than 1999. At the same time we thank our shareholders for their confidence in our strategy and performance.

We are convinced that we offer our shareholders an attractive investment, as we resolutely implement our strategy and successfully develop and market new products.



Our target for 2001 is to reach double-digit growth of sales and net income again.

We intend to achieve this by introducing new products, especially to strengthen our portfolio in the USA.



------------------------------------------------
Management Report

------------------------------------------------

BUSINESS TRENDS

Introduction
Following the listing of the Schering AG share on the New York Stock Exchange, the presentation of the business trends is based on the information contained in our "Annual Report on Form 20-F" for the US stock market supervisory authority SEC. In addition to an analysis of business trends in the Schering AG Group, we also describe the business trends in the segments referred to in our Segment Reporting in the Notes to the Consolidated Financial Statements [note (32)].


SCHERING AG GROUP


______________________________________________________________________________

Consolidated Income Statements
                                     2000                           1999

                           Em    % of net sales           Em    % of net sales
Net sales.............. 4,493.............. 100....... 3,674.............. 100
Cost of sales........ - 1,089............... 24....... - 902............... 25

Gross profit............3,404............... 76....... 2,772............... 75

Marketing and
selling costs.........- 1,498............... 33..... - 1,165............... 32

Engineering and
administration costs....- 456............... 10....... - 367............... 10

Research and
development costs.......- 811............... 18....... - 684............... 19

Other operating income....300........................... 334..................

Other operating
Expenses................- 299......................... - 354..................

Operating profit..........640............... 14......... 536............... 15
Financial result..........- 5.......................... - 77..................

Profit on ordinary
activities............... 635............... 14......... 459............... 12
Taxes on profit ........- 290................ 6....... - 181................ 5

Income before
minority interests........345................ 8......... 278................ 8

Minority interests........- 9........................... - 6..................
Net income............... 336................ 7......... 272................ 7
______________________________________________________________________________



Net Sales

Net sales increased by 22% to EUR4,493m in 2000, compared to EUR3,674m in 1999. This increase is primarily attributable to higher sales volumes for our products (+13%) and to the favorable development of exchange rates (+7%). For an overview of our top-selling products in 2000, see page 56.

The following table sets forth the net sales for the Group's business areas. Due to our significant expansion of our business in the field of radiopharmaceuticals, including the acquisitions of Diatide and CIS bio international, we formed a new business area, Diagnostics and Radiopharmaceuticals (formerly the Diagnostics business area). This business area has responsibility for the development of diagnostic and radiopharmaceutical products. In the table below, and elsewhere in this Annual Report, we have not restated net sales for 1999 to give effect to the formation of this new business area, because there were no material net sales of radiopharmaceuticals disclosed under Therapeutics.



______________________________________________________________________________
Net Sales by Business Area        2000                             1999
                                            Change in %

                           Em % of net sales. from 1999      Em % of net sales
Fertility Control and

Hormone Therapy........ 1,353........ 30........ + 15..... 1,173........... 32
Therapeutics........... 1,402........ 31........ + 24..... 1,128........... 31
Diagnostics and

Radiopharmaceuticals... 1,360........ 30........ + 31..... 1,040........... 28
Dermatology.............. 221......... 5........ + 11....... 199............ 5

Other sources............ 157......... 4........ + 17....... 134............ 4
Total.................. 4,493....... 100........ + 22..... 3,674.......... 100
______________________________________________________________________________



Net sales in the Fertility Control and Hormone Therapy business area increased by 15% to EUR1,353m in 2000, compared to EUR1,173m in 1999, mainly due to sales growth of Diane(r), Microgynon(r), Meliane(r) and Mirena(r).

In our Therapeutics business area, net sales increased by 24% to EUR1,402m in 2000, compared to EUR1,128m in 1999. Improved net sales of Betaferon(r), our product for the treatment of multiple sclerosis, and Fludara(r), the standard treatment for patients with chronic lymphocytic leukemia (CLL), as well as additional net sales of products of Mitsui Pharmaceuticals, which we acquired in March 2000, were the main reasons for the increase. Sales of Betaferon(r) increased 31% from EUR454m in 1999 to EUR593m in 2000.
Betaferon(r) was launched in Japan in November 2000. Positive volume, price and exchange-rate effects caused Fludara(r), with EUR111m net sales in 2000, to grow by 30% compared to EUR86m in 1999.

In 2000, net sales in our Diagnostics and Radiopharmaceuticals business area increased to EUR1,360m from EUR1,040m in 1999, which represents an increase of 31%. Net sales of X-ray contrast media products increased 14% to EUR738m in 2000 from EUR646m in 1999, while net sales of MRI contrast media products grew 23% to EUR289m in 2000, compared to EUR234m in 1999. Net sales of our contrast medium application technologies increased 35% from EUR152m in 1999 to EUR205m in 2000. Net sales of radiopharmaceuticals came to EUR117m in 2000.

In our Dermatology business area, net sales increased 11% to EUR221m in 2000, compared to EUR199m in 1999. The increase is primarily attributable to higher sales of Advantan(r) and Nerisona(r), both preparations for the treatment of eczema, and Scheriproct(r), a product to treat hemorrhoids.


Gross Profit
Gross profit increased 23% to EUR3,404m in 2000, compared to EUR2,772m in 1999. It thus grew at a faster rate than net sales due to a lower increase in the cost of goods sold.


Operating Profit
Operating profit increased 19% to EUR640m in 2000 from EUR536m in 1999. Marketing and selling costs increased at a higher rate than sales by 29% to EUR1,498m in 2000 from EUR1,165m in 1999. The increase was due to costs incurred during 2000 for the launch of products in 2001, especially in the United States. Engineering and administration costs also increased at a higher rate than sales by 24% from EUR367 m in 1999 to EUR456m in 2000. Reasons for that increase were costs for the integration of acquired companies in Japan, costs for restructuring in the production area, as well as impacts from the first-time consolidation of acquired companies. Research and development costs increased by 19% to EUR811m in 2000 from EUR684m in 1999. The increase was largely attributable to higher research and development costs in the United States but also, due to the first-time consolidation of Mitsui Pharmaceuticals, in Japan. As a percentage of net sales the research and development costs decreased slightly from 19% in 1999 to 18% in 2000. Other operating income decreased by 10% from EUR334m in 1999 to EUR300m in 2000. The decrease was attributable to lower income from changes in foreign exchange rates as well as lower income from the reduction of provisions. The 16% decrease in other operating expenses from EUR354m in 1999 to EUR299m in 2000 was mainly attributable to lower expenses from changes in foreign-exchange rates.


Financial Result

The financial result improved by EUR72m, showing a loss of EUR5m in 2000 versus a loss of EUR77m in 1999. The improvement is mainly attributable to income of EUR34m from the first-time consolidation of special funds that was required by SIC-12 "Consolidation - Special Purpose Entities" as well as to gains from the sale of venture capital participations of EUR42m. Our share in the result of Aventis CropScience was a loss of EUR59m versus a loss of EUR60m in 1999. In early 2000 the crop protection activities of Rh(tm)ne-Poulenc and AgrEvo, a joint venture of Hoechst and Schering, were merged to form Aventis CropScience. Schering has a 24% interest in the new company, compared to AgrEvo's former holding of 40%. The losses resulting from our share of the result include EUR24m (1999: EUR28m) relating to the amortization of goodwill as well as restructuring and other one-off cost of EUR78m (1999: EUR57m). Thus our share of the result before amortization of goodwill and one-off cost improved from EUR25m in 1999 to EUR43m in 2000.


Taxes on Profit
Taxes on profit increased 60% from EUR181m in 1999 to EUR290m in 2000. Taxes on profit are influenced by the fact that our share of the result of Aventis CropScience is recorded after tax. Furthermore we recorded a one-off charge from the revaluation of deferred tax due to a tax reform in Germany (EUR15m). Eliminating these effects as well as expenses related to a tax risk in Brazil and one-off tax profits in the United States in 1999, the effective tax rate in 2000 (as in 1999) was approximately 38%.


Net Income
Net income outperformed the growth in sales, increasing by 24% up to EUR336m in 2000 from EUR272m in 1999. The result per share (basic) is EUR1.70 and thus
- after repurchasing outstanding shares in 1999 - 26% higher than 1999.


------------------------------------------------

RESULTS OF OPERATIONS BY SEGMENT

As required by IAS 14 (revised), our primary basis of segment reporting is geographic, which reflects the management structure of our sales organization, our system of internal financial reporting, and what we believe to be the predominant source and nature of risks and returns of our business. Our segment reporting is comprised of five geographic segments (the Regions Europe, United States, Japan, Latin America/Canada and Asia). Other Activities (primarily our pharmaceutical chemicals business) are managed and reported on a worldwide basis and are therefore presented as a separate segment.

The following table shows net sales, segment performance, and the segment result of the Regions as well as Other Activities.


______________________________________________________________________________
                                 2000                             1999

                                      % of   Change in %                  % of
                          Em segment total   from 1999        Em segment total
Net sales

Europe Region*........ 2,008........ 45........... 14..... 1,766........... 48
United States Region.... 992........ 22........... 28....... 775........... 21

Japan Region............ 670........ 15........... 48....... 454........... 12
Latin America/
Canada Region........... 474........ 11........... 27....... 372........... 10

Asia Region............. 198......... 4........... 21....... 164............ 5
Other Activities........ 151......... 3............ 6....... 143............ 4

Total net sales....... 4,493....... 100........... 22..... 3,674.......... 100

Segment performance

Europe Region*.......... 819........ 50............ 7....... 769........... 53
United States Region.... 292........ 18............ 5....... 277........... 19

Japan Region............ 246........ 15........... 47....... 167........... 11
Latin America/
Canada Region........... 152......... 9........... 28....... 119............ 8

Asia Region.............. 69......... 4........... 28........ 54............ 4
Other Activities......... 73......... 4........... -3........ 75............ 5

Total segment
performance............1,651....... 100........... 13..... 1,461.......... 100
Central Production

Overhead/Variances.....- 139....................... 6..... - 131..............
Research and

Development............- 811...................... 19..... - 684..............
Segment result.......... 701....................... 9....... 646..............


Segment result
Europe Region*.......... 402........ 57............ 6....... 381........... 59

United States Region..... 42......... 6......... - 28........ 58............ 9
Japan Region............ 108........ 15........... 44........ 75........... 12
Latin America/

Canada Region............ 87........ 13........... 30........ 67........... 10
Asia Region.............. 36......... 5........... 50........ 24............ 4

Other Activities......... 26......... 4......... - 37........ 41............ 6
Total segment result.... 701....... 100............ 9....... 646.......... 100
Other.................. - 61...................... 45..... - 110..............

Total operating profit.. 640...................... 19....... 536..............





______________________________________________________________________________

-----
*incl. Africa, Australia and New Zealand


Segment performance is the internal financial reporting measurement utilized by our management. Transfers from our centralized production facilities in Europe are charged to segments at standard production cost. Research and development expenses are not included in segment performance because research and development activities are managed on a worldwide basis. To determine the segment result for a segment, we subtract an allocation of research and development expenses and central production overhead and production variances from segment performance. To determine total operating profit for the Group, we subtract certain items (such as costs of corporate functions and other operating income and expenses) from the total segment result.



EUROPE REGION

The geographic segment Europe consists of the member states of the European Union, all other countries of continental Europe, Turkey, the members of the Commonwealth of Independent States (CIS), South Africa, Australia, New Zealand and African export markets (excluding Egypt, Libya and Sudan). Net sales for the Europe Region also include worldwide sales to third parties of Leiras, Jenapharm, CIS bio international and Justesa Imagen. In the period covered by our Consolidated Financial Statements, our six largest markets in the Europe Region in terms of net sales were Germany, France, the UK, Italy, Spain and Finland, which together accounted for approximately 31% of the Group's net sales and 69% of this segment's net sales in 2000. In recent years, we have experienced a significant level of sales growth in Italy, France, the UK and Spain. In the Europe Region, the Fertility Control and Hormone Therapy, Therapeutics and Dermatology business areas are expected to continue growing, while the prevailing price competition is expected to affect net sales growth in the diagnostics business. Despite considerable price competition in this business area in the Europe Region, we believe that higher market shares over the next three to five years will only be realized through increased sales volume of our marketed products and through the successful introduction of new products. In general, we believe that government-imposed price cuts, parallel imports (imports of products from countries with lower government-fixed price levels) and the increased availability of generic substitute products may slow the achievement of net sales growth.


______________________________________________________________________________

Net Sales for Europe Region by Business Area                 Schering AG Group
                         % of net sales                 Em
                        2000       1999          2000       1999

Fertility Control and
Hormone Therapy.......... 38........ 40.......... 765....... 702

Therapeutics............. 34........ 35.......... 690....... 613
Diagnostics and
Radiopharmaceuticals..... 20........ 18.......... 408....... 319

Dermatology............... 7......... 7.......... 131....... 122
Other sources............. 1......... 0........... 14........ 10

Total................... 100....... 100........ 2,008..... 1,766
_____________________________________________________________________________


Net Sales

Net sales increased by 14% to EUR2,008m in 2000, compared to EUR1,766m in 1999. The increase was mainly attributable to higher sales volume (+12%) and to a minor extent to positive price effects (+1%). Net sales continued to be affected by government-imposed price cuts, government-fixed budgets, positive and negative lists for the reimbursement of products, as well as the increased use of generic substitute products.

In Germany, net sales increased 4% to EUR504m in 2000 from EUR487m in 1999, despite the prevailing price sensitivity in the market especially in the contrast media field. The increase in net sales was mainly due to a 32% increase in net sales of Betaferon(r) from EUR55m in 1999 to EUR72m in 2000. In 2000, net sales of Ultravist(r) decreased 21% from EUR54m in 1999 to EUR43m, caused by highly unfavorable price effects (-14%) and lower sales volume (-7%). The decrease was offset by EUR11m additional net sales of products of CIS bio international, which expanded the product range of our Diagnostics and Radiopharmaceuticals business area in Germany in 2000.

In France, net sales improved significantly by EUR70m or 38% to EUR253m in 2000, compared to EUR184m in 1999. Net sales increased mainly due to the first-time consolidation of CIS bio international and increased net sales of Betaferon(r). Higher sales volume caused Betaferon(r) to grow from EUR23m in 1999 to EUR35m in 2000. Net sales of Mirena(r) increased 14% from EUR13m in 1999 to EUR15m in 2000.


Net sales in the UK increased 16% to EUR137m in 2000, compared to EUR118m in 1999. Favorable exchange-rate effects (+7%), as well as increased net sales of Betaferon(r) (+38%) and an additional EUR5m in net sales of our new product Levonelle(r)-2, were the main reasons for the increase.


In Italy, net sales increased 15% to EUR231m in 2000 from EUR201m in 1999, due to positive volume effects of Meliane(r) and Betaferon(r).



Net sales in Spain increased 15% to EUR154m in 2000 from EUR134m in 1999. The increase in net sales was attributable to higher sales volume of Betaferon(r), Meliane(r) and Ultravist(r), while unfavorable price effects of Ultravist(r) were offset by positive exchange-rate effects, which were caused by worldwide sales to third parties of Justesa Imagen.


Compared to EUR113m in 1999, net sales in Finland (which include worldwide export sales of Leiras Oy) decreased 2% to EUR111m in 2000. The decrease was mainly due to a lower export sales volume of Norplant(r) and Bonefos(r). In the markets of Central and Eastern Europe, net sales increased 25% from EUR89m in 1999 to EUR112m in 2000.


In the Fertility Control and Hormone Therapy business area, net sales increased by 9% to EUR765m in 2000, compared to EUR702m in 1999, principally due to higher prices and increased sales volume. Mirena(r) and Diane(r) both achieved favorable sales volume growth during 2000. Net sales of Mirena(r) increased 15% to EUR67m in 2000 from EUR59m in 1999, with significant sales growth reported in France, the UK and the markets of Central Europe. Net sales of Diane(r) increased 9% from EUR134m in 1999 to EUR145m in 2000.


Net sales in the Therapeutics business area increased by 13% to EUR690m in 2000, compared to EUR613m in 1999, mainly due to increases in sales volume. The increase in net sales was driven by a significant growth in the sales volume of Betaferon(r) and Ilomedin(r). Sales of Betaferon(r) increased by EUR68m or 30% to EUR295m in 2000, compared to EUR227m in 1999. Net sales of Ilomedin(r), our product for the intravenous treatment of severe forms of peripheral arterial disease (PAOD), increased 50% from EUR20m in 1999 to EUR30m in 2000.


In 2000, net sales in the Diagnostics and Radiopharmaceuticals business area increased by 28% to EUR408m, compared to EUR319m in 1999. As a result of the first-time consolidation of CIS bio international, which we acquired in April 2000, net sales increased by EUR84m compared to 1999. Concerning Ultravist(r), negative price effects offset positive volume effects and caused net sales of Ultravist(r) to decrease from EUR150m in 1999 to EUR147m in 2000.


In the Dermatology business area, net sales increased by 7% to EUR131m in 2000, as compared to EUR122m in 1999. The increase was due to favorable volume and price effects, which more than offset a negative currency effect. The top-selling dermatology products were Advantan(r), a preparation for the treatment of eczema, Psorcutan(r), a product for the treatment of psoriasis, and Travocort(r), a product for the treatment of fungal infections, which together accounted for the favorable volume effect.


Segment Performance/Segment Result
Segment performance increased by 7% to EUR819m in 2000, compared to EUR769m in

1999. The increase in net sales was partly offset by increased marketing and selling costs and increased costs of administration in the region. These higher costs relate mainly to Germany, France, the UK and Italy, due to the first-time consolidation of CIS bio international in 2000. Furthermore, costs of administration also increased due to restructuring measures in our subsidiaries in Finland.

After allocation of EUR357m of research and development costs and EUR60m of central production overhead/variances, the segment result in 2000 was EUR402m, representing an increase of 6% from EUR381m in 1999. Compared to 1999, costs of research and development increased by EUR32m, mainly due to higher costs of clinical studies and costs of strategic projects and collaborations.



UNITED STATES REGION


The geographic segment United States consists of the United States and Puerto Rico and is comprised of two sub-segments. The first sub-segment, Berlex Laboratories, Inc., represents all sales of pharmaceutical products in the United States. The pharmaceutical business is operated by Berlex Laboratories, Inc. The second sub-segment represents Medrad's business with application technologies for contrast media which, because Medrad is responsible for the management of the worldwide sales of its products, includes the worldwide sales of Medrad and its subsidiaries.


_____________________________________________________________________________
Net Sales by Sub-Segment

                          % of net sales                 Em
                        2000       1999          2000       1999

Berlex................... 80........ 81.......... 790....... 626
Medrad................... 20........ 19.......... 202....... 149
Total................... 100....... 100.......... 992....... 775

______________________________________________________________________________


______________________________________________________________________________

Net Sales for United States Region by Business Area          Schering AG Group
                         % of net sales                 Em

                        2000       1999          2000       1999




Fertility Control and
Hormone Therapy.......... 15........ 17.......... 152....... 129

Therapeutics............. 49........ 52.......... 482....... 403
Diagnostics and
Radiopharmaceuticals..... 36........ 31.......... 357....... 243

Dermatology............... -......... -............ 1......... -
Total................... 100....... 100 ......... 992....... 775

_____________________________________________________________________________


Net Sales
Net sales increased by 28% to EUR992m in 2000, compared to EUR775m in 1999.

The increase in net sales was driven by higher sales volume (+10%), positive price effects (+2%) and highly favorable exchange-rate effects (+16%).


Net sales of Berlex increased by 26% from EUR626m in 1999 to EUR790m in 2000, while net sales of Medrad increased by 35% from EUR149m in 1999 to EUR202m in 2000. Of Medrad's sales, 70% or EUR141m were achieved in the United States Region during 2000, the same percentage level as in 1999. Medrad's net sales increase was attributable to increased sales volume of vascular injectors, MRI injectors and syringes, and favorable exchange-rate effects. Prices for Medrad's products generally remained stable.


Net sales in the Therapeutics business area increased by 21% to EUR482m in 2000, compared to EUR403m in 1999. Increased sales volume and favorable exchange-rate effects for Betaseron(r) and positive volume, price and exchange-rate effects for the leukemia therapy Fludara(r) were the main reasons for the increase in net sales. Net sales of Betaseron(r) increased strongly by EUR58m to EUR247m in 2000 from EUR189m in 1999. Lower sales volume of Betapace(r), whose orphan drug exclusivity expired in the United States Region in April 2000, were offset by favorable price effects and exchange-rate effects, leading to an overall increase of EUR11m to EUR168m in 2000.

Quadramet(r), a therapeutic agent for the relief of pain in patients with metastatic bone lesions, with EUR9m net sales in 2000, also contributed to the increase in net sales of the Therapeutics business area.


In the Diagnostics and Radiopharmaceuticals business area, net sales increased by 47% to EUR357m in 2000 from EUR243m in 1999. Excluding the contribution to sales growth by Medrad, net sales increased by 65% to EUR155m in 2000 from EUR94m in 1999, due to the development in net sales of Magnevist(r) and Ultravist(r). Sales of Magnevist(r) increased 41% from EUR79m in 1999 to EUR111m in 2000, while net sales of Ultravist(r) increased by 37% to EUR19m in 2000, compared to EUR14m in 1999.

Net sales in the Fertility Control and Hormone Therapy business area increased 18% from EUR129m in 1999 to EUR152m in 2000. Oral contraceptive sales increased 20% from EUR59m in 1999 to EUR71m in 2000, primarily due to increased sales of Levlite(r) and Levlen(r). As a result of strong competition, net sales of Tri-Levlen(r) decreased 17% from EUR37m in 1999 to EUR31m in 2000. We intend to strengthen our position in the fertility control business by introducing Yasmin(r) and Mirena(r). We expect Yasmin(r) to be approved by the FDA within the first half of 2001. We received approval for Mirena(r) by the FDA in December 2000 and launched the product in February 2001. In the field of hormone therapy, net sales of Climara(r) continued to increase significantly. Compared to EUR70m in 1999, net sales of Climara(r) increased by 16% to EUR81m in 2000.


In late 2000 we launched our new Dermatology business area in the United States Region by introducing Levulan(r), a product for the treatment of actinic keratosis.


Segment Performance/Segment Result

Segment performance increased by 5% to EUR292m in 2000, compared to EUR277m in 1999. The increase in net sales was partially offset by increased marketing and selling costs. Marketing and selling costs grew significantly due to additional expenses for sales force, in order to strengthen our position in the fields of female healthcare and radiopharmaceuticals, and to build up our dermatology business.

We have targeted the United States Region as a key market for achieving accelerated sales and profit growth rates over the next five years. In order to achieve this goal, as part of our global R&D activities we are investing heavily in research and development in this region, thereby broadening our product portfolio in the US market. As a consequence, research and development expense as a percentage of external net sales was higher compared to the other segments and significantly reduced the United States Region segment result.


After allocation of EUR242m of research and development costs and EUR8m of central production overhead/variances, the segment result in 2000 was EUR42m, representing a decrease of 28% compared to 1999. This decrease is due to our strategic commitment to significantly expand our business in the United States. Compared to 1999, costs of research and development rose by EUR28m.

This increase was mainly attributable to strategic projects and collaborations.



JAPAN REGION

The Japan geographic segment corresponds to the territory of Japan and comprises the business of Nihon Schering K.K., Mitsui Pharmaceuticals Inc. (which was merged into Nihon Schering as of January 1, 2001) and CIS Diagnostic K.K. in Japan, as well as direct sales of Schering AG to Japanese pharmaceutical companies.



_____________________________________________________________________________
Net Sales for Japan Region                                  Schering AG Group
by Business Area

                          % of net sales                 Em
                         2000       1999          2000       1999

Fertility Control and
Hormone Therapy............ 4......... 3........... 26........ 16
Therapeutics.............. 19......... 6.......... 126........ 25

Diagnostics and
Radiopharmaceuticals...... 71........ 84.......... 475....... 380

Dermatology................ 6......... 7........... 43........ 33
Total.................... 100....... 100.......... 670....... 454
______________________________________________________________________________



Net sales increased by 48% to EUR670m in 2000, compared to EUR454m in 1999. The extraordinary increase in net sales is primarily attributable to the first-time consolidation of the acquired companies Mitsui Pharmaceuticals and CIS Diagnostic (+24%), highly favorable exchange-rate effects (+20%) and volume increases (+6%). Price reductions mandated by the Japanese Ministry of Health and Welfare led to slightly negative price effects (-2%).

In the Diagnostics and Radiopharmaceuticals business area, which accounted for 71% of total net sales during 2000, net sales increased by 25% to EUR475m in 2000, compared to EUR380m in 1999. This increase was due to favorable exchange-rate effects and volume increases, which were partly offset by decreased prices. Increased net sales of pre-filled containers of our X-ray contrast medium Iopamiron(r) and our MRI contrast medium Magnevist(r) continued to be a key factor in this sales growth. Net sales in our radiopharmaceuticals business amounted to EUR7m in 2000.


Net sales of products from the Fertility Control and Hormone Therapy business area, which represented 4% of net sales in the Japan Region in 2000, increased 65% to EUR26m in 2000, compared to EUR16m in 1999, due to volume increases and favorable exchange-rate effects.


In 2000, net sales of the Therapeutics business area increased significantly from EUR25m in 1999 to EUR126m in 2000, mainly due to the acquisition of Mitsui Pharmaceuticals in March 2000, which contributed net sales of EUR102m in 2000. Betaferon(r) was introduced in the Japan Region in November 2000.


Net sales in the Dermatology business area increased 32% from EUR33m in 1999 to EUR43m in 2000. The increase is attributable to a higher sales volume of Neriproct(r) and Nerisona(r).


Segment Performance/Segment Result
Segment performance increased by 47% to EUR246m in 2000, compared to EUR167m in 1999. The increase was achieved despite higher costs of production due to higher contractually-determined costs for iopamidol, the active ingredient of Iopamiron(r), our best-selling product in the Japan Region. Marketing and selling costs and costs of administration also increased, primarily as a result of the integration of Mitsui Pharmaceuticals and CIS Diagnostic K.K.


After allocation of EUR123m of research and development costs and EUR15m of central production overhead/variances, the segment result in 2000 was EUR108m, representing an increase of 44% from EUR75m in 1999. This increase was primarily driven by the significant growth in segment performance.



LATIN AMERICA/CANADA REGION

The geographic segment Latin America and Canada, referred to as the Latin America/Canada Region, consists of the countries of Latin America, Canada and the Caribbean. In the period covered by our Consolidated Financial Statements, our five largest markets in this segment in terms of net sales were Brazil, Argentina, Mexico, Canada and Colombia, which together accounted for 9% of the Group's net sales and 81% of the segment's net sales in 2000. Net sales growth in the five largest markets was accompanied by a favorable development of exchange rates in the region. In Argentina, the development of sales was influenced by government-fixed prices for sales to hospitals and welfare institutions and by negative volume effects.


______________________________________________________________________________
Net Sales for Latin America/Canada Region                    Schering AG Group

by Business Area
                          % of net sales                 Em
                         2000       1999          2000       1999

Fertility Control and
Hormone Therapy........... 64........ 63.......... 303....... 233

Therapeutics.............. 18........ 17........... 83........ 63

Radiopharmaceuticals...... 10........ 11........... 49........ 42
Dermatology................ 6......... 7........... 29........ 25

Other sources.............. 2......... 2....... ... 10... ..... 9
Total.................... 100....... 100.......... 474....... 372
_____________________________________________________________________________



Net Sales
Net sales increased by 27% to EUR474m in 2000, compared to EUR372m in 1999, primarily as a result of volume increases (+10%) and favorable exchange-rate effects (+11%). The increase in net sales was mainly driven by higher sales in Brazil, Canada and Mexico. As a result of the ongoing recession, net sales in Argentina increased only by 8% to EUR69m in 2000, compared to EUR64m in 1999, while net sales in Brazil increased 27% to EUR143m in 2000 from EUR112m in 1999. Higher net sales in Argentina and Brazil were driven by favorable exchange-rate effects. Net sales in Canada increased significantly by 39% from EUR44m in 1999 to EUR61m in 2000, while net sales in Mexico increased 38% to EUR79m in 2000, compared to EUR57m in 1999. The increase in Canada and Mexico was due to favorable exchange-rate effects as well as increased sales volume. The top-selling products in the Latin America/Canada Region during 2000 were Microgynon(r) and Betaferon(r), with net sales of EUR49m and EUR46m respectively.


Net sales in the Fertility Control and Hormone Therapy business area increased 30% to EUR303m in 2000, compared to EUR233m in 1999. The increase was attributable to the 57% increase in net sales of Diane(r) (primarily in Canada), the 57% increase in net sales of Meliane(r) and the 27% increase in net sales of Microgynon(r). Net sales of Climara(r) rose 27% to EUR5m in 2000 from EUR4m in 1999.


In the Therapeutics business area, net sales increased 31% to EUR83m in 2000, compared to EUR63m in 1999. This growth was primarily due to higher net sales of Betaferon(r) in Brazil and, despite strong competition, in Canada. Net sales of Betaferon(r) increased 46% from EUR31m in 1999 to EUR46m in 2000. Net sales of Fludara(r) rose from EUR6m in 1999 to EUR7m in 2000, mainly due to increased sales in Canada, Mexico, Argentina and Brazil. Net sales of Androcur(r), an anti-androgen used for the treatment of prostate cancer, increased 12% to EUR18m in 2000, compared to EUR16m in 1999, despite competition from generic products.


Net sales in the Diagnostics and Radiopharmaceuticals business area increased by 16% to EUR49m in 2000 from EUR42m in 1999. The increase was mainly due to higher net sales of Iopamiron(r), which increased 20% to EUR29m in 2000, compared to EUR24m in 1999, particularly as a result of increased sales to public hospitals in Mexico.

In 2000, net sales in the Dermatology business area increased 20% to EUR29m compared to EUR25m in 1999. This change was primarily due to increased net sales of two of our best-selling products, Gyno-Travogen(r) and Travogen(r), as well as to increased net sales of Advantan(r).


Segment Performance/Segment Result

Segment performance increased by 28% to EUR152m in 2000, compared to EUR119m in 1999. The increase was attributable to improved net sales. Costs increased at the same rate as net sales.


After allocation of EUR58m of research and development costs and EUR7m of central production overhead/variances, the segment result in 2000 was EUR87m, representing an increase of 30% from EUR67m in 1999.



ASIA REGION


The geographic segment Asia, referred to as the Asia Region, comprises the Asian countries (excluding Japan), the Middle East, Egypt, Libya and Sudan. In the period covered by our Consolidated Financial Statements, our three largest markets in this segment in terms of net sales were China, South Korea and Indonesia, which together accounted for 45% of the segment's net sales.


_____________________________________________________________________________
Net Sales for Asia Region                                   Schering AG Group

by Business Area
                          % of net sales                 Em
                         2000       1999          2000       1999

Fertility Control and
Hormone Therapy........... 41........ 38........... 81........ 63

Therapeutics.............. 10........ 13........... 20........ 21
Diagnostics and
Radiopharmaceuticals...... 36........ 34........... 71........ 56

Dermatology................ 7........ 10........... 15........ 16
Other sources.............. 6......... 5........... 11......... 8

Total.................... 100....... 100.......... 198....... 164
_____________________________________________________________________________




Net Sales


Net sales increased by 21% to EUR198m in 2000, compared to EUR164m in 1999. This increase was mainly attributable to higher volume (+8%) and favorable exchange-rate effects (+9%), due to the ongoing recovery of the markets in the Asia Region during 2000 as compared to the years before. In South Korea, net sales increased 34% to EUR48m from EUR35m in 1999, while in China net sales increased 18% from EUR17m in 1999 to EUR20m in 2000. In Indonesia, net sales of EUR22m in 2000, compared to EUR14m in 1999, showed a tremendous growth of 56%.

Net sales in the Fertility Control and Hormone Therapy business area increased 30% to EUR81m in 2000, compared to EUR63m in 1999. Net sales of Microgynon(r) increased 56% from EUR8m in 1999 to EUR12m in 2000. Higher net sales of the oral contraceptives Diane(r), which increased 13% to EUR12m in 2000, and Femovan(r), which increased 18% to EUR11m in 2000, resulted from higher sales volumes and favorable exchange-rate effects.


In the Therapeutics business area, net sales remained virtually constant at EUR20m in 2000, compared to EUR21m in 1999. This slight change in net sales in the Therapeutics business area is due to negative volume effects of our product Betaferon(r). Net sales of Betaferon(r) decreased by EUR2m from EUR7m in 1999 to EUR5m in 2000, primarily due to a significant fall in Israel caused by the reduction of wholesalers' stocks. Net sales of Androcur(r) increased 23% from EUR5m in 1999 to EUR6m in 2000, while net sales of Bonefos(r) remained constant at EUR4m.


Net sales in the Diagnostics and Radiopharmaceuticals business area increased 27% to EUR71m in 2000, compared to EUR56m in 1999. The growth was primarily attributable to increased net sales of Ultravist(r) and Magnevist(r). Net sales of Ultravist(r), which accounted for 66% of net sales of the diagnostics business in the region, increased 30% from EUR36m in 1999 to EUR47m in 2000.

Net sales of Magnevist(r) increased by EUR2m to EUR12m in 2000.

Net sales in the Dermatology business area decreased 11% to EUR15m in 2000 from EUR16m in 1999. Lower sales volumes of Nerisona(r), Skinoren(r), Travocort(r) and Travogen(r) were the main reasons for the decrease. Net sales of Advantan(r) rose from EUR1m in 1999 to EUR2m in 2000.


Segment Performance/Segment Result
Segment performance rose by 28% from EUR54m in 1999 to EUR69m in 2000. Increased net sales and positive exchange-rate effects more than offset higher marketing and selling costs, mainly in South Korea.


After allocation of EUR20m of research and development costs and EUR13m of central production overhead/variances, the segment result in 2000 was EUR36m, compared to EUR24m in 1999.



OTHER ACTIVITIES

The segment Other Activities primarily consists of our pharmaceutical chemicals business with other pharmaceutical companies.


_____________________________________________________________________________
Net Sales by Sub-Segments                             Schering AG Group
                          % of net sales                      Em

                         2000       1999          2000       1999
Pharmaceutical chemicals.. 77........ 68.......... 116........ 97

Other..................... 23........ 32........... 35........ 46
Total.................... 100....... 100.......... 151....... 143
_____________________________________________________________________________



Net Sales
Net sales increased by 5% to EUR151m in 2000, compared to EUR143m in 1999. Net sales of pharmaceutical chemicals increased 19% to EUR116m in 2000, compared to EUR97m in 1999, primarily due to higher sales volumes of various intermediates and active ingredients, price increases and favorable exchange-rate effects.

Net sales in the sub-segment Other decreased by 24% to EUR35m in 2000, compared to EUR46m in 1999, due primarily to lower net sales from toll manufacturing and sales collaborations.


Segment Performance/Segment Result
Segment performance decreased by 3% to EUR73m in 2000 from EUR75m in 1999. The decrease was primarily attributable to lower net sales from sales collaborations as well as the increased cost of goods sold in the area of pharmaceutical chemicals due to higher raw materials prices.

After allocation of EUR11m of research and development costs and EUR36m of central production overhead/variances, the segment result in 2000 was EUR26m, compared to EUR41m in 1999. This decrease primarily resulted from lower segment performance as well as from increased central production overhead/variances in pharmaceutical chemicals.


------------------------------------------------
AVENTIS CROPSCIENCE

Net sales slightly down on last year



2000 was the first full year of operations for Aventis CropScience, in which we have a 24% stake. Aventis CropScience reported net sales of EUR4,034m in 2000, which was slightly down on pro forma net sales of EUR4,060m in 1999 (all figures for 1999 in the following are on a pro forma basis). Favorable exchange-rate effects almost offset the effects of lower volumes and prices.


Focus on lead countries

In June 2000, Aventis CropScience reorganized its global commercial operations structure to focus on seven lead countries (Brazil, China, France, Germany, Japan, the UK and the USA). The organizations in these lead countries have also taken responsibility for marketing and distribution in certain neighboring countries. For this reason, comparisons with last year have been made on this basis.

The global crop protection market grew at a nominal rate of 1-2% in 2000.

Among other things, this growth was based on stronger demand for soya herbicides and cereal fungicides - two areas in which Aventis CropScience is not very active. In cereal herbicides, by contrast, one of Aventis CropScience's core businesses, the market came under pressure from poor weather conditions, intense competition and falling world-market prices for cereals.


USA: 18% increase in net sales
In the USA, where Aventis CropScience made 19% of its total sales in 2000, net sales increased 18% to EUR764m in 2000, compared to EUR650m in 1999. Lower sales, for example of the corn herbicide Balance(r), were more than offset by excellent results elsewhere, including the insecticide Temik(r) and the herbicides Puma(r) and Liberty(r).

Brazil: net sales up 44%

In Brazil, the source of 10% of Aventis CropScience's total sales in 2000, net sales rose 44% to EUR409m in 2000, compared to EUR284m in 1999. Most of this increase came from the sale of products containing the active substance Fipronil for crops such as sugar-cane, soya and rice, as well as from higher net sales in corn.


Europe: tense market

Net sales in France, which accounted for 12% of total sales in 2000, decreased 14% to EUR491m in 2000, compared to EUR572m in 1999. This was due to a decline in the market for cereals and the imposition of an Eco-tax in December 1999.

In Germany, which accounted for 6% of total sales in 2000, net sales fell 14% to EUR243m, compared to EUR281m in 1999. Net sales in the UK, which accounted for 2% of total sales in 2000, were down 31% at EUR88m in 2000, compared to EUR127m in 1999. The main cause of this was extremely difficult agronomic weather conditions, which prevented any appreciable sowing in December.


Higher sales in Japan and China

Net sales in Japan, which accounted for 4% of total sales in 2000, increased 18% to EUR181m in 2000, compared to EUR153m in 1999. This was partly due to the reorganization of the business structure in Japan. In China, the source of less than 1% of total sales in 2000, net sales rose 8% from EUR36m in 1999 to EUR39m in 2000.


Net sales in other countries, which together accounted for 45% of total sales in 2000, fell 7% to EUR1,819m in 2000, compared to EUR1,957m in 1999. Net sales in Canada decreased 23% to EUR152m in 2000, compared to EUR198m in 1999. This was caused by the decision to streamline the product range and reduce the acreage for Liberty(r)Link seeds. The decline in net sales thus caused was partly offset by increases in volume sales of Puma(r), thanks to an increase in the acreage devoted to cereals. Net sales in Colombia increased 16% to EUR68m in 2000, compared to EUR59m in 1999, despite reduced acreages and lower pest pressures. In Argentina net sales fell 37% to EUR45m in 2000, compared to EUR71m in 1999, due to changes in the marketing program in that country and the economic situation of the customers, which led to a high level of credit notes and bad debt issues with distributors. Net sales in Mexico also fell 29% to EUR41m in 2000, compared to EUR58m in 1999, due to a significant level of returned products as distributor stocks were reduced. In Spain, Italy and the Benelux countries net sales were 5% down at EUR364m in 2000, compared to EUR384m in 1999. Net sales in Australia were also 16% lower in 2000 at EUR132m, compared to EUR157m in 1999, due to a poor cotton market. Net sales in India increased 29% to EUR112m in 2000, compared to EUR87m in 1999, despite a very competitive environment.


Operating profit up 12%
The EBITA (Earnings Before Interest, Taxes and Amortization) amounted to EUR529m in 2000, excluding one-off effects. This was 12% up on the result of EUR474m in 1999 and was essentially caused by an increase in gross profit from 47% to 50%. The improved gross margin reflects the focus on key products and countries. We expect that the product-range streamlining program, which aims at concentrating on products with higher gross margins and has involved the sale of seven active substances, will lead to a further improvement in the business result in 2001.


Burden on Schering's financial result
Schering's share of losses totaled EUR59m after deduction of goodwill write-offs, expenditure on restructuring measures, taxes on profit, and additional one-off special effects such as expenditures for a call back program connected with the StarLink(r) seeds technology.








------------------------------------------------

LIQUIDITY AND CAPITAL RESOURCES

Overview

The Group's cash and cash equivalents as of December 31, 2000 and 1999, were EUR274m and EUR102m respectively. As of December 31, 2000, the Group had a positive net cash position (which is defined as cash, cash equivalents and marketable securities less liabilities to banks) of EUR418m, compared to EUR397m as of December 31, 1999. The positive net cash position was primarily due to pension liabilities from German retirement benefit plans and as of December 31, 2000 and 1999, amounted to EUR1,153m and EUR1,101m respectively.

As the pension obligations in Germany usually remain unfunded, they are considered as long-term financial resources. We believe that cash flows from operating activities, along with available cash and cash equivalents and marketable securities, will be sufficient to fund all of our anticipated operating needs in 2001, including capital expenditures, research cooperation projects, debt service and dividends.


Operations
Cash flows from operating activities were EUR465m in 2000 and EUR275m in 1999.

The cash flow for 2000 of EUR645m was slightly higher compared to the cash flow in 1999 of EUR631m due to profits of EUR31m (after taxes) from the disposal of financial investments that are shown within the cash flow from investing activities.


Investing
Cash flows used in investing activities were EUR119m in 2000 and EUR261m in 1999. The decrease in 2000 as compared to 1999 was mainly due to the capital contribution of EUR159m to AgrEvo in 1999. The main acquisition projects in 2000 were Mitsui Pharmaceuticals and 60% of the CIS group, which together accounted for approximately EUR99m. In 1999 the acquisition of Diatide for EUR126m was the main item. Proceeds of EUR190m (1999: EUR132m) resulted from the change in securities.


Financing

Cash flows used in financing activities were EUR172m (1999: EUR283m). This cash flow resulted mainly from dividend payments of EUR165m. In 1999, in addition to dividend payments of EUR91m, our share repurchase program had an impact of EUR183m.


Borrowings
Our liabilities to banks are generally of a short-term nature (maturity of less than one year). As of December 31, 2000, they amounted to EUR234m, compared to EUR186m at December 31, 1999.


Share Repurchase Program
Our share repurchase program, started in 1998, was not continued during 2000. Instead, we paid a bonus dividend from existing, fully-taxed equity to enable our German-resident shareholders to benefit from certain tax advantages in Germany prior to the introduction of a tax law change. During 1998 and 1999,

Schering AG acquired approximately 7 million shares (representing approximately 3.4% of its share capital at the beginning of the share repurchase program) at an aggregate purchase price of EUR253m.


In December 2000, 170,000 shares were acquired within the share bonus program for employees.

------------------------------------------------

RECENT ACQUISITIONS


We make small-sized to mid-sized acquisitions from time to time in order to
- expand our product portfolio
- acquire promising technological developments
- increase our presence in important geographic markets


During March 2000, we acquired the Japanese pharmaceutical company Mitsui Pharmaceuticals.


Since April 2000 we hold a 60% interest in the French radiopharmaceutical company CIS bio international S.A.


------------------------------------------------
RESTRUCTURING PROGRAM


We have engaged in two major restructuring programs involving our European production facilities in recent years.

As part of the implementation of the European Production Initiative, we have reduced the number of production facilities in Europe. Each of our remaining facilities now generally specializes in one dosage form. Between 1996 and 1999, non-capitalized implementation costs for this program totaled EUR24m and capital investment for infrastructure upgrades was EUR50m. The program was implemented and final optimization efforts were completed in 2000.


A second restructuring plan involving the consolidation of the packaging operations for liquid and solid dosage forms in Berlin was approved in 1998,

implementation started in 1999, and it is scheduled to be completed during 2003. These operations, which previously were spread over two sites in Berlin, will be conducted only at the Berlin Wedding facility in order to optimize the utilization of facilities, permitting a sustained reduction in inventory and allowing for enhanced flexibility in reacting to market demands. The total costs of the program are expected to be EUR75m, of which EUR35m are non-capitalized implementation costs expensed as occurred and EUR40m are capital expenditures. As a consequence, approximately 270 jobs will become redundant in the subsequent years. As a result of the restructuring plan in 1998, we recognized a provision of EUR18m for employee termination benefits.




------------------------------------------------
CAPITAL EXPENDITURES


_____________________________________________________________________________

Capital Expenditures in 2000                                      Schering AG
Group Function
                                    as %            Em

Production/Environmental protection.. 50........... 92
Research and development............. 16........... 30

Sales and marketing.................. 27........... 50
Other functions....................... 7........... 12
Total............................... 100.......... 184

_____________________________________________________________________________

We generally fund our capital expenditures with cash flow from operations and, if such funds are not sufficient, liquid investments, including cash, cash equivalents and marketable securities. Capital expenditures for property plant and equipment amounted to EUR184m in 2000 as compared to EUR163m in 1999.


45% of the expenditure in 2000 related to Germany, 16% to other countries of the European Union, 18% to the United States and 9% to Japan.


16% of our capital outlay was on research and development. 50% was spent in the production area and on safety and environmental protection. Improving infrastructure and miscellaneous functions accounted for 34% of overall investment. To cater to our expanding marketing and sales activities in the United States, we completed the expansion of our site in Montville, New Jersey.


Capital expenditures during 2001 will increase considerably and are expected to total EUR229m. We have begun to concentrate formulation and packaging of liquid and solid dosage forms, which are currently divided over two sites, at one site in Berlin. At our Bergkamen production site, we plan to expand the microbiological production capacity. In addition we plan to extend our biotechnological development plant in Richmond, California.

Capital expenditures are expected to be at the same level as in 2001 over the next years in order to maintain existing facilities, meet changing regulatory, health, safety and environmental law requirements, achieve process improvement and promote the launch and manufacture of new products.

------------------------------------------------

ENVIRONMENTAL AND SAFETY MATTERS


We are subject to extensive regulation regarding environmental, health and safety matters in the countries where we manufacture and sell our products. We expect that such regulations will become increasingly stringent. Changes in applicable laws may require us to install additional emissions controls, make significant alterations to our manufacturing processes, or to clean up contamination at facilities where such remediation is not currently required. By restricting or prohibiting the distribution of our products, environmental regulations could also harm our business by forcing us to increase research and development expenditures. In the normal course of our business, we are exposed to risks related to possible releases of hazardous substances into the environment which could cause personal injuries or property damage and could require considerable clean-up.


_____________________________________________________________________________

Outlay on safety and environmental protection in 2000       Schering AG Group
                                         Em
Safety, clean-up, miscellaneous......... 16

Environmental protection departments..... 6
Recycling, processing, and disposal......40

Operating expenses...................... 62
Environmental protection investment...... 4
_____________________________________________________________________________



We have obtained all material environmental permits and authorizations required for the operation of our facilities and the distribution of our products. We are in material compliance with applicable environmental, health and safety laws. An integral part of operations is the maintenance of high standards of safety, health and environmental protection and performance. Our internal audit systems and our participation in our industry's Responsible Care Program are intended to provide continuous improvements in these areas.


Our latest Responsible Care Program for the coming years focuses on the areas Product Stewardship, Occupational Safety, Environmental Protection and Dialog.


We aim at achieving either the ISO 14001 certification or the Eco Management and Audit Scheme (EMAS) validation for all production sites. We have begun to integrate the existing management systems for quality, safety and environmental protection, and to organize them throughout the Group. This Integrated Management System (IMS) is based on the International Standard ISO 9000 (for quality) as well as ISO 14001 and EMAS (for environmental protection).

The following table sets forth selcted goals of our latest Responsible Care Program.


_____________________________________________________________________________
Responsible Care Program

Area                        Goal

Product Stewardship........ Minimize the danger of product forgeries

                            Disposal behavior of our customers
                            Consideration of ecological aspects
                            in the development of packaging

Occupational Safety ....... Reduction of accidents to less than 7 per 1,000 employees at Schering AG

                            Certification of occupational safety in the Berlin plants
Environmental Protection... Optimize energy use Waste prevention programs in research and development Audit of all production sites

Dialog .................... Training concept for our Asia region
                            Integrating principles of Sustainable Development
_____________________________________________________________________________




We are responsible for the clean-up of certain sites which have been contaminated by releases or disposal of hazardous substances from former operations. In some cases, our clean-up liability is shared with others who contributed to the contamination. As a result of our long history of manufacturing operations, there may be other sites for which we may be responsible for all or a portion of clean-up costs. However, we believe that we have adequate reserves for our currently known remediation obligations, and these will not have a material adverse effect on our results of operation, liquidity or consolidated financial position.


We have spent - and anticipate that we will continue to spend in 2001 and following years - substantial amounts on environmental protection and safety measures. Our 1999 and 2000 operation and maintenance costs for safety and environmental protection measures totaled EUR59m and EUR62m, respectively. Our 1999 and 2000 capital expenditures for environmental protection projects and other projects resulting in environmental benefits totaled EUR4m respectively. We estimate that our operation and maintenance costs for safety and environmental measures will be approximately EUR61m for each of the years 2001 through 2005. We also estimate that capital expenditures for environmental projects and other projects resulting in environmental benefits will be approximately EUR5m for each of the years 2001 through 2005.


------------------------------------------------
RESEARCH AND DEVELOPMENT

18% of net sales spent on R&D
In the year under review, our worldwide expenditure on research and development rose by 19% from EUR684m in 1999 to EUR811m in 2000, which represents 18% of net sales (1999: 19%). This expenditure was allocated as follows to our geographical segments: EUR357m (44%) to the Europe Region, EUR242m (30%) to the United States Region, EUR123m (15%) to the Japan Region, EUR58m (7%) to the Latin America/Canada Region, EUR20m (3%) to the Asia Region, and EUR11m (1%) to the segment Other Activities.



_____________________________________________________________________________
Research and Development Expenses in 2000                   Schering AG Group
by Regions

                               2000            Change              1999
                                            in % from

                          Em       in %          1999         Em         in %
Europe Region*.......... 357........ 44......... + 10....... 325.......... 48
United States Region.... 242........ 30......... + 13....... 214.......... 31

Japan Region............ 123........ 15......... + 64........ 75.......... 11
Latin America/

Canada Region............ 58......... 7......... + 32........ 44........... 6
Asia Region.............. 20......... 3......... + 11........ 18........... 3
Other Activities......... 11......... 1......... + 38......... 8........... 1

Total................... 811....... 100......... + 19....... 684......... 100





_____________________________________________________________________________

-----

*incl. Africa, Australia and New Zealand


30% of our R&D expenditure cannot be allocated to individual R&D projects as it accrues. This unallocated expenditure primarily relates to research in the pre-clinical field, administration, infrastructure, international project management, and indirect costs incurred in order to comply with approval regulations.

The costs of individual R&D projects are divided as follows: Therapeutics 40%; Fertility Control and Hormone Therapy 29%; Diagnostics and
Radiopharmaceuticals 18%; Dermatology 4%; projects that cannot be allocated to a business area 9%.


_____________________________________________________________________________
Project-related Expenditures by Business Area             Schering AG Group

Em.                          Dec.31,2000   Dec.31,1999
Therapeutics........................ 229.......... 219
Fertility Control and
Hormone Therapy..................... 164.......... 127
Diagnostics and
Radiopharmaceuticals*............... 105........... 67
Dermatology.......................... 20............ 9
Other research projects.............. 51........... 44

Total............................... 569.......... 466
_____________________________________________________________________________


In 2001, research and development costs as a percentage of net sales are expected to remain at as high a level as in 2000, taking into account recently acquired companies.


_____________________________________________________________________________

Selected Research & Development Projects
Project                      Indication

Angeliq(r).................. with the active ingredients estradiol and drospirenone for hormone substitution after menopause

Endometrion(r).............. for the treatment of endometriosis, a disease in which endometrial tissue proliferates outside the uterus

Climarelle(TM).............. a patch for continuous hormone replacement therapy

Campath(r) and Zevalin(TM).. for treating the hematological diseases CLL and NHL

VEGF-TK inhibitor........... an angiogenesis inhibitor for stopping the development of the blood vessels that supply tumor tissue

Mesopram(TM)................ for oral application in multiple sclerosis application of the gene

FGF-4 in AGT................ encourages the formation of new blood vessels in the form of a so-called bio-bypass
Factor Xa inhibitor......... an anticoagulant product for the treatment of thrombosis

MS-325...................... an MRI contrast medium for use in angiography

Eovist(r) .................. a highly specific liver contrast medium

CISNOET(TM)................. radiodiagnostic for visualizing myocardial perfusion
_____________________________________________________________________________



More detailed information on individual research and development projects can be found in the Business Activities section which starts on page 40.


------------------------------------------------
RISK MANAGEMENT REPORT

Integrated risk management system
The principles of Schering's corporate system for the detection and monitoring of business risks are laid down in a risk management guideline approved by the Executive Board. This covers several systems for early risk recognition (Strategic and Operational Controlling, Corporate Auditing, Auditing of Annual Accounts). In addition, certain risk fields have been defined which are subjected to special, systematic monitoring in order to detect intrinsic risks; corresponding reports are sent regularly to a commission set up specifically for this purpose. Furthermore, those responsible for individual risk-monitoring systems and risk fields regularly informed the Executive Board on their findings. In this context, no risks were identified that would prejudice the continued existence of the Schering AG Group either in the period under review or thereafter.


In operational planning, obligations to report risks affecting the planning period were extended, in order to record the recognizable risks existing throughout the Group on the basis of identified potential dangers. Furthermore, in its reports to the Executive Board, Controlling directly took into account information on possible developments in the individual business areas and events that could have had a detrimental effect on the overall company result.

During the period under review, Corporate Auditing carried out audits worldwide within the frame of reference of the inspection scheme approved by the Executive Board. Audits focused on functions of Schering AG affiliates, representative offices, systems and individual projects. Emphasis was placed on the efficiency of structures and processes, safeguarding assets, controlling risks, adherence to legal and corporate requirements, the functionality of systems, and orderliness.

As part of its ongoing risk assessment system, Financial Management used derivative financial instruments to control currency exposure and interest-rate risks. Assessment of risk made use of a simulation based on historical data. Risks assessed by means of this simulation were within the limits stipulated by the Executive Board at all times. To minimize credit risk, hedging transactions were always undertaken within fixed limits and with businesses and banks that have an excellent credit standing.


The safety of Schering preparations is continually monitored in accordance with international standards. This also applies to products that are still in the development phase. The central element in Drug Safety is a worldwide system for the registration and evaluation of suspected adverse drug reactions. Reports of suspected adverse reactions are collected and evaluated centrally and stored in an electronic database. There is ongoing assessment of benefits and risks. The objective of this system is to recognize potential risks as early as possible in order to be able to initiate preventive measures. The process is backed up by an electronic database system and standardized decision-making processes throughout the Group.


The Quality Assurance function tests all products sold - and all materials used in their manufacture - for purity, composition, and stability. The same standards were used throughout the world. Our products were found to meet the strictest quality requirements.


As laid down in our Safety and Environmental Protection Management System, we have continued to implement measures for the improvement of safety, environmental protection, and occupational health. More detailed information is to be found in the Management Report on pages 31-32.


In 2000, much higher demands were made on risk management in the field of data processing than in previous years. This was a result of ever shorter innovation cycles in information technology, growing interaction and interlinkage between information systems, and increasingly strict legislation on the integrity of information systems in the pharmaceutical industry. In order to be able to meet these demands more efficiently, all such tasks were concentrated in the newly formed "IT Risk Management" department. This department's task is to develop, approve and implement globally valid rules on:

- information protection,
- disaster recovery,
- the consistency and integrity of information (good data-processing practices).


The objectives for 2001 include building up a uniform documentation system, preparing a master plan, and implementing further steps to reduce risks - and specifically the establishment of a worldwide "IT Risk Management
Organization" with specific persons responsible in the larger subsidiaries.


On the basis of the final reports on individual studies submitted to the Executive Board during the period under review, we can say that Schering has an effective risk management system. This system warns management in good time of risks as they arise, enabling appropriate measures to be taken to control any risks.

Y2K conversion

We drew up and implemented a comprehensive program to minimize the data-processing risks that could have arisen at the turn of 1999/2000. By the end of 2000 we had not suffered any significant disturbances of our business activity attributable to the Y2K issue.


------------------------------------------------
FORECAST 2001

Our assessment is that 2001 will be a good financial year with double-digit growth. We are aiming at sales of more than EUR5bn based on last year's exchange rates. We will step up our marketing and sales operations again to launch various new products, particularly in the US. Nevertheless, we expect to reach double-digit growth in net earnings again in 2001.


We expect contributions to this sales growth to come from recent successful product launches, including Mirena(r) and Levulan(r), and the anticipated introduction of Yasmin(r) and Climara Pro(tm) in the US, the introduction of Betaferon(r) in Japan, and the introduction of Yasmin(r) and the anticipated market introduction of Climodien(r) and Resovist(r) in Europe.

In particular, our intensified marketing activities in the US and Japan will have a noticeably positive effect on sales.


As a consequence of our high rate of production-capacity utilization, we have allocated approximately EUR230m in capital expenditure to extending production facilities.


We anticipate a clearly positive profit contribution from our stake in Aventis CropScience.


Overall, we expect to continue to make good progress with our growth strategy.

In particular we will increase the value of our development portfolio by moving six to eight promising new projects from research into clinical development.


------------------------------------------------

DIVIDEND PROPOSAL

In 2000 Schering AG paid a dividend of EUR0.50 per share plus a bonus dividend of EUR0.33 per share, making a total of EUR165m. EUR91m (EUR0.46 per share) had been distributed in 1999. The Executive Board will propose to the Annual

General Meeting that the dividend for the 2000 financial year be increased to EUR0.67 per share and that a further bonus dividend of EUR0.33 per share be paid (making a total of EUR198m or EUR1.00 per share). The primary purpose of the additional bonus dividend for 2000 and the bonus dividend proposed for 2001 is to enable German-resident shareholders to benefit from certain tax credits available in Germany prior to the introduction of a tax law amendment.

------------------------------------------------

POTENTIAL RISKS


In order to utilize the "Safe Harbor" provision of the U.S. Private Securities Litigation Reform Act of 1995, the Company is providing the following cautionary statement. Certain statements in this annual report that are neither reported financial results nor other historical information are forward-looking statements, including, but not limited to, statements that are predictions of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and Company plans and objectives to differ materially from those expressed or implied in the forward-looking statements (or from the past results). Although not exhaustive, the following factors could cause such differences: action by the Company's competitors or the failure or demand for the Company's products to develop as anticipated; legislative and regulatory changes and general changes in public health and approaches to health care and the treatment of disease; unanticipated difficulties in the design or implementation of clinical trials, studies and investigations, or results that are inconsistent with previous results and the Company's expectations; the failure to obtain and maintain required authorizations from governmental authorities or the loss of or inability to obtain patent or trademark protection for products; the risk of substantial product liability claims; unexpected costs or difficulties in production or distribution or in integrating the business and operations of the Company. These factors and other factors that could effect these forward-looking statements are described in our Form 20-F and our Form 6-K reports filed with the U.S. Securities and Exchange Commission. The Company disclaims any obligation to publicly update or revise these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.


------------------------------------------------

FINANCIAL STATEMENTS OF SCHERING AG


_____________________________________________________________________________
(condensed) Em


Balance Sheet                              Dec.31,2000   Dec.31,1999
Intangible assets.................................. 71............ 7

Property, plant and equipment..................... 505.......... 524
Financial assets................................ 1,671........ 1,668

Fixed assets.................................... 2,247........ 2,199

Inventories....................................... 442.......... 396

Receivables and other assets...................... 601.......... 465
Marketable securities,

cash and cash equivalents......................... 205.......... 320
Other non-current and current assets............ 1,248........ 1,181
Balance-sheet total............................. 3,495........ 3,380


Net equity...................................... 1,197........ 1,135

Special tax-allowable reserves.................... 226.......... 247
Provisions...................................... 1,392........ 1,325
Liabilities....................................... 680.......... 673

Balance-sheet total............................. 3,495........ 3,380


Income statement................................. 2000......... 1999
Net sales....................................... 1,920........ 1,726
Cost of sales................................... - 659........ - 606

Costs of marketing/selling,
administration, research...................... - 1,077........ - 911

Other operating income and expenses................ 99........... 43
Operating profit.................................. 283.......... 252


Financial result................................... 48........... 33
Taxes on profit................................. - 104......... - 72

Net income........................................ 227.......... 213



______________________________________________________________________________


The Financial Statements of Schering AG audited and fully certified by BDO Deutsche Warentreuhand Aktiengesellschaft Wirtschaftspruefungsgesellschaft and BDO International GmbH Wirtschaftspruefungsgesellschaft are published in the Federal Journal and are filed in the Commercial Register of the Amtsgericht Charlottenburg, Berlin.
A copy of the Financial Statements may be obtained free of charge by writing to:

Schering AG
Corporate Communication

D-13342 Berlin Germany






------------------------------------------------
Additional Information on the Financial Year
------------------------------------------------


BUSINESS ACTIVITIES
World pharmaceutical market grew by 9%
While the global pharmaceutical market grew by 9% in 2000 (US: +13%, Japan +3%, Germany +6%), the Schering AG Group outperformed the market with 22% higher sales, continuing its strategy of accelerated growth.


Schering: sales rose by 22%
With this increase, Schering reached sales of 34.5bn, beating its own record for the fifth year running. 13% of growth was attributable to increased volumes, 2% to pricing developments and 7% to positive exchange-rate effects.


Acquisition effects contributed approximately 5% to growth. Diatide was incorporated into the Consolidated Financial Statements in November 1999. CIS bio international and Mitsui Pharmaceuticals, both acquired in the spring of 2000, were consolidated in April 2000.


______________________________________________________________________________

Sales by Business Area in 2000       Schering AG Group
                                                  in %

Fertility Control and Hormone Therapy.............. 30
Therapeutics....................................... 31
Diagnostics and Radiopharmaceuticals............... 30

Dermatology......................................... 5
Other sources....................................... 4

Total............................................. 100
______________________________________________________________________________



FERTILITY CONTROL AND HORMONE THERAPY


______________________________________________________________________________
Sales in 2000

Fertility Control and Hormone Therapy
                                Change      Share of
                          Em. from 1999   Group sales

Total.................. 1,353..... + 15%.......... 30%
thereof:

Fertility control........ 963 .... + 16%.......... 22%
Hormone therapy.......... 376 .... + 14%........... 8%
______________________________________________________________________________



Sales in the Fertility Control and Hormone Therapy business area grew by 15% to EUR1,353m and contributed to Schering's excellent overall development. This figure corresponds to a 30% share of Group sales.


In terms of volumes sold, Schering remains the world's market leader in oral contraceptives with a global market share of more than 30%. Our share of the market is considerably higher in some countries, as in Germany for example. In Japan, following approval of oral contraceptives, we immediately took over market leadership with Triquilar(r) and are now in a leading position with more than 30% of the Japanese market.


Continuous growth in fertility control
In the area of fertility control for women we offer several products for oral administration or injection, as well as intrauterine systems and implants. We are the only company in the world with a product portfolio that makes use of six different progestins, so that we offer women a particularly broad range of products and application options.


Our leading role in oral contraceptives is underlined by our new pill Yasmin(r). Following its successful launch in Germany, we plan to introduce this product in other European countries as well as in the United States in

2001. Yasmin(r) is based on the novel active ingredient drospirenone, which was developed by Schering, in combination with ethinylestradiol. It offers several additional benefits, such as preventing estrogen-based additional water retention in the body. It also exhibits an anti-androgenic activity, for example in acne, by inhibiting the effects of the female body's own testosterone. Under a co-marketing agreement, our subsidiary Jenapharm successfully introduced this new progestin preparation into the German market at the same time under the name Petibelle(r).

Sales of our intrauterine hormone-delivery system Mirena(r) increased by 17% to EUR 70m in the year under review. Following its introduction in the US in February 2001, Mirena(r) is available in 48 countries worldwide. It is the only product that combines the advantages of an intrauterine system with the possibilities of a hormone preparation and is effective for up to five years. This makes Mirena(r) an attractive alternative for contraception, particularly for women whose families are complete. Mirena(r) is also used to treat hypermenorrhea, i.e. excessive menstrual bleeding. In addition, it has already been approved in some countries, such as Sweden and Denmark, for endometrial protection (i.e. protection of the mucous membrane of the uterus) in hormone substitution therapy.


We successfully expanded our portfolio and improved our future prospects with the introduction of Yasmin(r) in November 2000 in Germany and the approval of Mirena(r) in the US in January 2001. This development is set to continue: several products are in clinical trials, and others have already been submitted for approval.


Successful market expansion in hormone therapy
Schering offers a broad portfolio of hormone therapy products to support women in various phases of their lives. The application areas range from acne therapies in puberty to the treatment of climacteric complaints and osteoporosis. Our products for hormone replacement therapy include Climen(r) for oral use and the hormone patch Climara(r), sales of which rose by 13% and 14% respectively in the year under review, as well as Diane(r) for acne therapy, which recorded a 17% increase in sales.


Consolidating our established position in hormone therapy is one of our strategic goals. We are therefore expanding our product portfolio in this field, having made progress with the approval of new developments and the addition of new indications. For example, in December 2000 the Netherlands was the first European country to approve Climodien(r), an oral hormone replacement product. Approval procedures for Climara(r) are also underway in Europe for the new indication osteoporosis, for which the product received US approval in 1999. In 2001 we expect approval in the US for Climara Pro(tm), a hormone patch containing a combination of estrogen and levonorgestrel.


Our research and development projects also include hormone preparations for men. For the treatment of hormone-dependent complaints in aging men we signed a cooperation agreement with the American Population Council in 2000 for the joint development of MENT(tm). We are also investigating contraception methods for men.


Expectations and goals
We are steadily expanding our portfolio of products to strengthen our position further. We intend to significantly accelerate growth in the Fertility Control and Hormone Therapy business area in 2001. One priority here will be further successful market introductions of Yasmin(r), particularly in the United States, but also in other countries. Furthermore, our focus lies on introducing Climodien(r) and moving forward with our development projects in hormone therapy for both women and men.




THERAPEUTICS


______________________________________________________________________________
Sales in 2000

Therapeutics                      Change      Share of
                           Em. from 1999   Group sales
Total.................. 1,402 .... + 24%.......... 31%

thereof:
Central nervous system... 684..... + 33%.......... 15%

Cardiovascular........... 272..... + 35%........... 6%
Oncology................. 286..... + 29%........... 6%
Miscellaneous............ 160..... - 17%........... 4%

______________________________________________________________________________


In the Therapeutics business area our sales grew 24% to EUR 1,402m. With a 31% share of total Group sales, Therapeutics therefore had the highest turnover of our four business areas. Our top-selling product Betaferon(r) comes from this field. In Therapeutics Schering concentrates on researching and developing new medicines in the indication areas central nervous system (CNS) and oncology (cancer).


Continuous growth in the CNS area
In the central nervous system area, sales of Betaferon(r), our product for the treatment of multiple sclerosis, developed excellently in a highly competitive environment. We asserted our market leadership in Europe in the face of competition from Biogen, Ares-Serono and Aventis/Teva Pharmaceutical Industries, and are second in the US. Betaferon(r) (trade name in the US and
Canada: Betaseron(r)) was used to treat more than 55,000 patients in the US and Europe alone. Our world market share is over 30%.


With the introduction of Betaferon(r) in November 2000 in Japan, we offered patients there the first effective treatment of multiple sclerosis. This also strengthened our presence in therapeutics in Japan, the second most important pharmaceutical market in the world. With sales of EUR593m, Betaferon(r) was again one of the world's ten top-selling biotechnology products in 2000. It has been approved in 63 countries worldwide including the member states of the European Union, the US and Canada.

In 2001 we expect Betaferon(r) to be approved for the treatment of the secondary progressive form of multiple sclerosis (SPMS) in more countries, including the US. Approval for this additional indication was granted in 1999 across Europe, as well as in Australia and Canada. As a result, Betaferon(r) is the only product that has been approved for the treatment of both relapsing-remitting multiple sclerosis and SPMS.


Our new development Mesopram(tm) is currently undergoing clinical trials. This is an oral preparation for the treatment of multiple sclerosis that will complement Betaferon(r) in important areas of application. Furthermore, we signed an agreement with the American company Titan Pharmaceuticals in February 2000 on the joint development and marketing of an innovative cell therapy for the treatment of Parkinson's. This product aims to improve the possibilities of treating this severe disease.

Building up a leading position in oncology

In the field of oncology we offer innovative and very successful products for the treatment of hematological cancers and solid tumors: Androcur(r) for prostate cancer, Fludara(r) to combat chronic lymphocytic leukemia (CLL), and Quadramet(r) for the palliative treatment of severe chronic pain in patients with metastatic bone lesions. Our aim is to play a leading role worldwide in the treatment of leukemia and lymphoma. Fludara(r), a leading preparation for patients with CLL, proved its growth potential in 2000 with more than 30% higher sales. The 32% increase in the US led the way in this positive development.


The new application form Fludara(r) Oral opens up additional treatment possibilities. Fludara(r) Oral brings relief particularly for patients who find it difficult to visit a hospital. It was approved in the UK in January 2001 and is currently going through the process of Mutual Recognition Approval in the remaining European countries.


Our product portfolio for leukemia treatment will be considerably strengthened and expanded by the introduction of Campath(r) in the US, which is expected for 2001. Campath(r), a humanized monoclonal antibody, is an ideal supplement for Fludara(r). It is intended for immunotherapy in refractory CLL patients, i.e. patients whose current treatments do not or no longer work. With the exception of Japan and Asia we have global marketing rights for Campath(r).


In January 2001 we applied for European approval of our new radiolabeled monoclonal antibody Zevalin(tm) for the treatment of Non-Hodgkin's lymphoma, a form of leukemia. Zevalin(tm) offers additional therapy options in lymphatic diseases. Having filed a New Drug Application in the US in November 2000, our American cooperation partner IDEC will be responsible for marketing Zevalin(tm) in the US.


We currently have several products at an early phase of clinical trials designed to treat solid tumors: for example MS-209 for the treatment of breast cancer and MS-275 for lung cancer. Various other active substances, e.g. arginine-de-iminase (for melanomas and hepatomas) and apoptosis-inducing substances - preparations that trigger the selective cell death of different tumor cells - are also under development.
Anti-angiogenesis is a particularly promising line of research. The therapeutic use of the anti-angiogenic substance VEGF-TK inhibitor lies in stopping blood vessels from branching off to supply tumor tissue. This prevents tumor growth by cutting off its supply of nutrients and oxygen. A joint project with Novartis and the Tumor Biology Clinic in Freiburg is currently in Phase I of clinical development. In another project together with Philogen, Schering is developing a coagulation protein that causes blood in the vessels surrounding already pronounced tumors to clot, thus also starving them.


Satisfactory development in the cardiovascular area

In 2000 we strengthened our position in the cardiovascular field with the blood-flow-stimulating preparation Ilomedin(r), which is used to fight advanced thrombo-angiitis. Application in the indication pulmonary hypertonia (high blood pressure in the lung vessels) is currently in clinical development. Sales of the anti-arrhythmic agent Betapace(r), which we market solely in the USA, were excellent, despite the fact that its orphan drug exclusivity has expired. The introduction of Betapace(r) AF for the additional indication atrial fibrillation has created new treatment opportunities. Overall sales in the cardiovascular field totaled EUR 272m, reflecting an above-average increase of 35%.


Our goal: a leading role in the treatment of MS and cancer
Our strategy gives top priority to strengthening and expanding our leading position in the treatment of multiple sclerosis, as well as in the area of hematological oncology. The decisive factors here are the need to consistently exploit the potential of existing products and to successfully develop new products and applications.


As a supplier of contrast media in general - and innovative radiopharmaceuticals in particular - Schering is furthermore building a bridge to the treatment of cancer. Our patented peptide technology could be used to both diagnose and selectively combat cancers with great precision. We have some promising products at the clinical development stage which are described in greater detail in the "Diagnostics and Radiopharmaceuticals" section.

DIAGNOSTICS AND RADIOPHARMACEUTICALS



______________________________________________________________________________
Sales in 2000
Diagnostics and Radiopharmaceuticals

                                  Change      Share of
                           Em  from 1999   Group sales

Total.............. ... 1,360..... + 31%.......... 30%
X-ray.............. ...   738..... + 14%.......... 16%
MRI................ ...   289..... + 23%........... 6%

Ultrasound......... ...    11..... + 64%........... 0%
Radiopharmaceuticals...   117......... -........... 3%

CM application
technologies....... ...   205..... + 35%........... 5%
______________________________________________________________________________



In the Diagnostics and Radiopharmaceuticals business area we achieved a growth rate of 31% in 2000 with annual sales of EUR 1,360m - despite a fiercely contested market. 30% of our Group's sales originated from this area. Three of our five top-selling products are diagnostic agents.


In this field Schering concentrates on the development of in-vivo diagnostic agents. With the acquisition of Diatide and CIS bio international we strengthened our development and product portfolio last year by adding radiopharmaceuticals. As a result we are now present in the markets for all four imaging modalities - X-ray, magnetic resonance imaging, ultrasound and nuclear diagnostics.

The development of radiopharmaceuticals opens up an important future market for Schering which will be based on a broad range of indications, since radiopharmaceuticals can be used both in diagnosis and in therapy.


As the world's market leader in in-vivo diagnostics we successfully defended our market share of about 25% against our main competitors Nycomed Amersham, Bracco, Mallinckrodt and - in the Japanese market - Daiichi Pharmaceutical.


Still the leader in X-ray contrast media
Schering holds a market share of 27% in X-ray contrast media. Indeed, our second-largest seller worldwide is an X-ray contrast medium, Iopamiron(r), which developed very positively in the year under review, recording a 21% increase in sales to EUR372m.


Sales of Ultravist(r) were up 9% at EUR238m, putting this product in fourth place in our internal league table. It is the market leader among X-ray contrast media in Europe and available in 71 countries worldwide.


World market leader in MRI contrast media
As in previous years, Schering also holds the leading position in contrast media for magnetic resonance imaging. With Magnevist(r) alone we have a world market share of 60%. We intend to further improve our position in Europe with our new product Gadovist(r) 1.0, which was also introduced in Germany for the central nervous system indication in June 2000. Furthermore, Gadovist(r) 1.0 is undergoing clinical trials for further application areas, particularly in magnetic resonance angiography.


We expect European approval for Resovist(r) in 2001. This product is used for the specific visualization and diagnosis of focal liver lesions, such as metastases or benign tumors. Application for approval in Japan has also been submitted. Eovist(r), a highly specific liver contrast medium with other signal-emitting properties, is currently undergoing clinical tests in the US, Europe and Japan. MS-325, an intravascular contrast medium for improved imaging in magnetic resonance angiography, is at a more advanced stage of clinical trials in the US. We are developing it there together with our partner company EPIX Medical. In early 2001, we also gained access to the marketing rights for MS-325 in Japan, so that we now hold the rights worldwide.


Strong market position in ultrasound contrast media
Our product line in ultrasound contrast media is headed by Levovist(r), which is now available in over 40 countries. Imavist(tm), a new contrast medium for improving ultrasound cardiac diagnosis, is being developed by our partner company Alliance Pharmaceuticals in the US, where it is at the approval phase.



Building up our business in the radiopharmaceuticals market

We significantly strengthened our position in radiopharmaceuticals by acquiring a majority holding in CIS bio international, supplementing our acquisition of Diatide in 1999. The radiopharmaceutical products include for example Quadramet(r) and CISNOET(tm). Quadramet(r) is a product used to treat pain connected with bone metastases; it is currently marketed in Europe and the US. We also plan to develop this product for the Japanese market. CISNOET
(tm) is being developed for the nuclear diagnosis of occlusive heart disease; clinical trials are at a well-advanced stage in Europe and the US.


Building bridges between diagnosis and therapy

Radiopharmaceuticals are an excellent illustration of Schering's concept of building bridges between diagnosis and therapy. The idea is to take technologies that are used to target diseased tissue in diagnostics and apply these in therapeutics. We use our patented peptide technology to do this.


Our preparation AcuTect(r) serves to identify acute, deep venous thromboses in the leg. It has been on the market in the US since October 1998. NeoTect(r), introduced in late 1999 in the US, makes it possible to differentiate between malignant and benign tissue in lung tumors. NeoTide(tm) is a radiotherapeutic agent, also based on peptide technology, which is at an early stage of development for the lung cancer indication. The substance, which is marked with a radionuclide, can selectively recognize cancer cells and specifically bind to them. The radiation from the radionuclide then exerts a therapeutic effect on the tumor tissue. This specific principle promises a more effective cancer therapy than treatments available up to now.


These bridges between diagnosis, prevention and therapy illustrate the synergies that can be achieved between our business areas "Diagnostics and Radiopharmaceuticals" and "Therapeutics" and are leading to innovative approaches in both fields.


Our goal: to further expand our top position
Diagnostics and radiopharmaceuticals play a key role in medicine. They enable us to reliably identify life-threatening diseases at an early stage and help physicians to decide on the best form of treatment. As world leader in the field of in-vivo diagnostics we want to achieve further growth in all imaging modalities. To this aim we will make use of synergies between diagnosis and therapy.


DERMATOLOGY


Sales in the Dermatology business area rose 11% to EUR221m, so that Dermatology now contributes 5% to Group sales.


Successful introduction of Levulan(r)

PDT is particularly important for the further expansion of our global dermatology business. Our Levulan(r)/Kerastick(tm) therapy system originated from a collaboration with the American company DUSA Pharmaceuticals. It is a highly innovative product for treating actinic keratosis, a precancerous skin condition that is becoming increasingly widespread in fair-skinned people. The new BLU-U(tm) light source required for the treatment process was approved by the American registration authority FDA in late September 2000, whereupon we began marketing Levulan(r)/Kerastick(tm) in the US. We are currently preparing to file our application for the approval of Levulan(r) in Europe, Australia and Latin America.


Effective products for skin diseases
Furthermore, our range of products includes preparations that combat inflammatory skin diseases (eczemas, psoriasis), acne, fungal infections and hemorrhoids.


We have a spectrum of corticosteroids of various strengths and formulations for treating eczemas. Our best-selling products in 2000 included Advantan(r) with sales of EUR 26m and Nerisona(r) with EUR31m. Psorcutan(r), with which we reached sales of EUR17m in the year under review, is available in various forms of administration for use against psoriasis.

Travogen(r) and Travocort(r) are used to treat fungal infections of the skin (mycoses). Sales of each of these products reached EUR16m in the year under review. Sales of Scheriproct(r) and Ultraproct(r), our anti-hemorrhoidal products, totaled EUR13m and EUR10m respectively.

Development focus: dermatoses

Our research and development activities in dermatology concentrate on T-cell-mediated dermatoses (atopic dermatitis and psoriasis). We are pursuing various lines of investigation including systemic immuno-modulators.

At the same time we are testing the use of our Levulan(r) PDT system in new indications, e.g. acne, and developing azelaic acid in a gel formulation for treating acne vulgaris and rosacea.


Our goal: growth in the US and Europe
In order to achieve short and medium-term business expansion we are striving for product and technology acquisitions that will supplement and strengthen our portfolio. In Europe and Latin America, for example, we have already in-licensed a systemic retinoid which is currently in the approval phase. Our aim is to expand in the Dermatology business area, particularly in the US but also throughout Europe, and to increase our presence with innovative products.


------------------------------------------------
PERSONNEL

Changes in the personnel structure
The Schering AG Group's payroll total rose to 24,541 by December 31, 2000, an increase of 2,032 over the previous year. This increase was essentially the result of the acquisition of the French CIS group (+924) and the Japanese company Mitsui Pharmaceuticals (+603).


The number of people employed outside Germany rose by a total of 1,838 to 14,903. In the US, the number of employees rose by 220, largely as a result of the strategic expansion of the field force. If we include the consolidation of the Japanese subsidiary of CIS bio international and the acquisition of Mitsui, 1,792 people were employed in Japan. As a result of the high level of capacity utilization in our production facilities, about 100 new employees were recruited by our European subsidiaries in the key countries France, Italy and Spain.


______________________________________________________________________________

Number of Employees in 2000                                  Schering AG Group
by function (close of year)
Administration.................... 3,813

Marketing and selling............. 8,133
Research and development.......... 4,282

Production incl. engineering...... 8,313
Total............................ 24,541
______________________________________________________________________________


______________________________________________________________________________
Number of Employees in 2000                                  Schering AG Group
(close of year)

Germany........................... 9,638
Europe (excl. Germany)............ 5,638

usa............................... 2,872
Canada.............................. 162
Latin America..................... 2,899

Japan............................. 1,792
Asia.............................. 1,245

Other............................... 135
Africa.............................. 160
Total............................ 24,541

______________________________________________________________________________


Schering AG's payroll total rose by 108. The largest increase in recruitment
(62) was in research and development. Altogether a total of 9,638 people were employed by Schering AG and its German subsidiaries. The proportion of the Group payroll total employed in Germany was 39%, compared to 42% in 1999.


Against the background of internationalizing labor markets and the scarcity of specialists in certain technical fields, several international recruiting campaigns were launched, for example to find IT specialists and chemists. In cooperation with our European subsidiaries, experts were sought and recruited for Schering AG.

131 new trainees joined Schering in 2000, raising the total number to 456, compared to 441 in the previous year.


Implementation of the growth strategy
Within its growth strategy, Schering has set itself ambitious goals. In order to achieve these objectives, the Executive Board approved a package of measures and initiatives with the aim of making the company fit for the future and changing management processes in such a way that they further increase speed, flexibility and personal accountability.

The company's Performance Management initiative aims to make employees and management more performance and target-oriented and to forge a more direct link between performance and remuneration. Here, the focus lies on improving integrated target-setting procedures and giving greater recognition to top performers by increasing the variable proportion of remuneration


The Global Management Development initiative is strengthening the continuous training of management in the Schering AG Group. Under the motto Corporate Learning, managers from different functions and various companies in the Group are encouraged to work together in pursuit of corporate goals and to develop a shared understanding of management skills and behavior. Programs in this field include international workshops, joint training sessions for experts from different functions and countries, and the establishment of a Schering Corporate University. The aim is to promote an entrepreneurial mindset, as well as intercultural and multi-functional cooperation.


Further development of performance-oriented remuneration systems
Following successful negotiations with the employees' representatives, a new, transparent, performance-related remuneration model, with a clear distinction between fixed and variable salary components, was introduced at Schering AG for the approximately 1,800 non-tariff staff and all members of senior management.

In future, therefore, the variable remuneration component will be even more closely linked to corporate goals, individual target achievement and overall personal performance. The total volume of the bonus system is decided by the Executive Board when it determines to what extent the company has achieved its quantitative and qualitative goals. Each non-tariff employee's bonus potential is coupled to his or her position and should reflect more closely the differing ranges of responsibility of various functions within the company.


The increasing importance of variable remuneration is also being reflected in our subsidiaries, where the Bonus System for the Regions has been implemented. Schering's second worldwide share-option plan (LTI = Long Term Incentives) for management, implemented at the beginning of 2000, also pursues this goal. A considerable amount of personal investment in Schering AG shares was the prerequisite for this scheme. 95% of all entitled management staff are taking part. A new program with an extended circle of participants is planned for 2001.


Not only management but also the workforce as a whole are being encouraged to become shareholders in the company - by a share program that was launched at the end of 2000. This program has been extended beyond Western Europe for the first time and is also offered to employees of our subsidiaries in the US, Canada, Japan and Eastern Europe. The terms of participation have been adapted to national legislation and economic conditions in the countries concerned.


Strategic strength by integrating new companies
As targeted in the corporate strategy, Schering added radiopharmaceuticals to its Diagnostics business area by acquiring a majority stake in the French company CIS bio international April 2000. This company, which has subsidiaries in the US, Japan and Europe, has since been successfully integrated into the Schering AG Group. In order to promote this process of integration, numerous joint meetings and training sessions have been held with employees and managerial staff from the various companies.


The acquisition of the Japanese company Mitsui Pharmaceuticals in March 2000 was another important step in our growth strategy. Mitsui concentrates on oncology, the cardiovascular field and the central nervous system. With its excellent development resources, as well as its marketing and distribution organization, it perfectly complements Schering's therapeutics business.


For example, the drugs research operation in Mobara was fully integrated into Schering's global research and will focus primarily on oncology. Additional optimization effects are expected in the three production sites in Osaka (contrast media), Mobara (formulation) and Sakura (radiopharmaceuticals).

Distribution was reorganized in order to also achieve further improvements in productivity in this area.


In addition to many activities relating to specific functions, the Mitsui integration project focused in particular on the rapid harmonization of management processes and intercultural exchange involving both employees and management staff.


______________________________________________________________________________

Personnel Costs in 2000                                      Schering AG Group
(in Em)
Wages and salaries................... 1,149

Social security and support payment.... 209
Pensions................................ 64

Total................................ 1,422
______________________________________________________________________________


Intense efforts to achieve goals by 2007

The Executive Board decided on significant changes in management structures and processes at the end of 2000. The aim here is to align the organization more closely to the corporate strategy and to intensify the horizontal integration of business processes. In future more processes will be run globally. We will strengthen the role of our US organization and specifically promote a performance-oriented corporate culture.

The role of our four business areas will be strengthened considerably in the further development of their business fields. The business areas will commission the implementation of development projects and, for example, bear worldwide responsibility for the costs of development processes. The Therapeutics business area will be transferred to the US in order to strengthen its interaction with this region's dynamic business and technology potential.


By focusing our organization and our employees more on our business goals we want to drive innovation, growth and profitability forward. Vertical and horizontal coordination of corporate goals is being intensified and linked to individual accountability. In future, excellent performance will be particularly rewarded.





------------------------------------------------
SCHERING AG SHARE


Share performance 2000
Our company's outstanding development was also rewarded on the stock market. At the end of a very successful year on the stock exchange, the Schering AG share closed at EUR60.50, more than 50% higher than at year-end 1999.


The Schering AG share was one of the market outperformers of 2000. It advanced to the number-one position among the companies listed on the German share index DAX as quoted on the trading floor. Our share also clearly outperformed the STOXX Healthcare index in what was a very positive year for the entire pharmaceutical sector.



Early in 2000, positive reports on the resolute implementation of our strategy of accelerated growth already boosted the share's progress. In March we reached an important milestone in our efforts to build up our therapeutics business in Japan with the acquisition of Mitsui Pharmaceuticals. Following our purchase of Diatide at the end of 1999, we took over a 60% majority stake in the radiopharmaceuticals specialist CIS bio international in April, thus establishing the basis for entry into the radiopharmaceuticals market.


The sales and profit figures for the first and second quarters, each of which grew much faster than financial analysts had anticipated, boosted the share price further. With milestones of the growth strategy already reached and in view of the dynamic development of business, in September the Executive Board raised the strategic sales target for 2005 from EUR5.5bn to over EUR6.0bn and set a target of over EUR7.0bn for 2007. On October 4, 2000, our share reached an all-time high of EUR76.16.


Our third-quarter results, which above all reflected the higher marketing costs of the planned introduction of Yasmin(r) and Mirena(r) in the US, had an adverse effect on the share price towards the end of the year.


Stock split
The 1:3 split of shares was implemented on June 1 in accordance with the decision of the Annual General Meeting in April 2000. The number of issued shares now totals 198,000,000. In the course of the stock split, all share certificates were collected, and the share capital was evidenced by a global certificate. Effective share certificates were no longer issued.


Listing on the NYSE
A highlight for the Schering AG share was its listing on the New York Stock Exchange (NYSE), where it has been quoted under the ticker symbol SHR since October 12, 2000.


This listing on the world's largest stock market strengthens our activities in the North American market and, in the medium term, will broaden our shareholder base in the US. In particular, it enables us to introduce a share-option plan for our employees in the United States and will improve our position in the competition for highly-qualified personnel. In addition, we are now in a position to finance company acquisitions in the US by means of share swaps.


The shares of Schering AG are traded in New York as American Depositary Receipts (ADRs), with one Schering AG share corresponding to one ADR. No capital increase was carried out. The banking house J.P. Morgan was commissioned to issue the ADRs.


Investor relations activities
We set great store by open communication with investors. Apart from publishing detailed interim reports every quarter, we stage regular telephone conferences and roadshows and maintain personal contacts with financial analysts and investors, all of which ensures an intense discussion on the company's development and goals.


One of the main tasks of our investor relations activities in the year under review was the preparation and support of our listing on the New York Stock Exchange. In the run-up to this event we completed an extensive presentation program at the most important European and North American financial centers, in which all members of the Schering AG Executive Board participated. The outstanding response in the media and the financial world to the introduction of the Schering AG share confirmed the success of our activities.




Schering AG Share Ratios (1)
in E per share
                                       2000             1999

Earnings (as per ias; basic).......... 1.70............ 1.35
Dividend(2)........................... 1.00............ 0.83

Equity............................... 11.60........... 10.44
Cash flow............................. 3.25............ 3.03
Lowest/highest closing price....37.67/74.73......31.90/42.20

Price at close of year............... 60.50........... 40.28
Market capitalization(3) (Em)....... 11,979........... 7,976

Number of shares (in millions)......... 198............. 198





Equity ratio........................... 44%............. 45%
Return on equity....................... 15%............. 13%

Return on sales......................... 8%.............. 8%

______________________________________________________________________________

-----
(1) Figures for 1999 adjusted to a 1:3 share split
(2) Incl. bonus dividends of E0.33 each year
(3) As at December 31



Our Research&Development Day, which we staged in June for journalists and financial analysts, also had an extraordinarily positive effect. At this event we gave the participants a detailed insight into what is in our research and development pipeline and explained our strategic goal of building bridges between diagnosis, prevention and therapy.


Our Internet website has become an important medium of our investor relations activities. We dedicated an additional section on the website to our listing on the NYSE, which can be accessed via the homepage at www.schering.de. Apart from providing a wide range of information, the section also enables users to download our Form 20-F Stock Exchange Registration Statement, which offers a comprehensive description of the Schering company.

Future development of the share price

2000 was the most successful year on the stock exchange in the history of Schering AG. In 2001 we intend to continue where we left off in 2000 and make further progress along the road of accelerated growth. Achieving sustainable growth in company value and offering our shareholders a profitable investment will remain our top-priority objectives in the future.


------------------------------------------------

TOP-SELLING PRODUCTS 2000

The table shows our top-selling products in 2000. These products account for approximately 61% of the Group's total sales.


______________________________________________________________________________
                                                   2000     Change in %

                                                     Em       from 1999
1 Betaferon(r)/Betaseron(r) (Therapeutics) ......... 593.......... + 31
2 Iopamiron(r) (Diagnostics) ....................... 372.......... + 21
3 Magnevist(r) (Diagnostics) ....................... 286.......... + 23
4 Ultravist(r) (Diagnostics) ....................... 238...........+  9

5 Diane(r) (Gynecology) ............................ 200.......... + 17
6 Betapace(r) (Therapeutics) ....................... 168...........+  7

7 Microgynon(r)/Levlen(r) (Fertility control) ...... 130.......... + 21
8 Fludara(r) (Therapeutics) ........................ 111.......... + 30
9 Femovan(r) (Fertility control) ................... 109...........+  5

10 Climara(r) (Hormone therapy) .................... 106.......... + 14
11 Androcur(r) (Therapeutics,gynecology) ........... 103...........+  5

12 Meliane(r) (Fertility control) .................. 102.......... + 26
13 Triquilar(r)/Tri-Levlen(r)/( Fertility control)..  92...........-  4
14 Mirena(r) (Fertility control) .......... ......... 70.......... + 17

15 Noctamid(r) (Therapeutics) ....................... 42...........+  8
Total............................................. 2,722

______________________________________________________________________________






---------------------------------------
SPECIAL FEATURE: Knowledge Management




---------------------------------------
BUILDING KNOWLEDGE BRIDGES AND NETWORKS
---------------------------------------

Knowledge is powerless if we are not able to link our knowledge correctly, evaluate it, and act on our findings. This applies to both individuals and organizations. For a global research-based company like Schering, with knowledge spread throughout the world, managing this knowledge successfully is a particular challenge. Knowledge management is more than simply pulling together the information that is generated every day all over the globe. It requires people to systematically select, prioritize and evaluate all these individual data and put them into context. No company can master this challenge alone. This is why Schering has established networks with academic and industrial partners, and built knowledge bridges both inside and outside the company. Today it is crucial to look beyond the horizon of one's own corporate world. The complex processes in research and development require an interdisciplinary management of knowledge in order to secure and sustain corporate success.

"Turn information into knowledge and knowledge into judgment."
----




You can also visit our Internet information and discussion forums on the following subjects:

www.frau-und-mann.de/eng
www.pille.com
www.ms-gateway.com

www.schering-diagnostics.de
www.dermis.net

----
Subjects covered:
Interview

Medical Needs
Research

Development
Approval
Quality

Trend Scouts
Networks

Collaborations
Spin-offs
Outlook




------------------------------------------------
INTERVIEW WITH PROF. DR DR H.C. GUNTER STOCK, SCHERING AG EXECUTIVE BOARD MEMBER FOR R&D

BUILDING KNOWLEDGE BRIDGES AND NETWORKS


Professor Stock, which challenges will pharmaceutical research and development have to master in the future, and what trends do you foresee?
Today a maximum of 20% of all diagnosed diseases can be adequately treated by pharmaceutical methods. This result was achieved because about 500 different drug targets in the organism have been successfully addressed. In the future the pharmaceutical industry will have two essential tasks to tackle:

First, in our aging society we must focus more strongly on diseases such as neurodegeneration, specific cardiovascular disorders, cancer, and methods of hormone replacement therapy for both women and men. Modern research approaches such as genomics and proteomics will give us access to 3,000-5,000 new targets in the near future.
The resulting challenges and opportunities are leading to more complex R&D processes, meaning that we must intensify our activities. We will make use of synergies by building bridges between diagnostics, prevention and therapy.


Second, we must prioritize this wealth of opportunities and work on selected projects in cooperation with competent industrial and academic partners. We are therefore building knowledge bridges and networks. Schering has been pursuing this strategy for years, putting us at the forefront of industry in this respect. Efficiently managing these networks with so many different partners remains the main challenge.


How does Schering manage its knowledge?

The crucial task is to turn information into knowledge and knowledge into judgment. Information must be properly collated into a cohesive entity, thus forming a basis for action. As a learning organization, Schering has realized that this needs to be a global process that goes across all locations. Our scientists have been working for years on systems that bring together knowledge from all over the world, so that it can be made available quickly and in a practical form.


Three important examples are GlobeDoc, a global database that compiles the product knowledge relevant for worldwide registration; Clarion, a global information system covering all aspects of drug safety; and RIM2002, an information management system incorporating a meta-database which allows all information from early research to be retrieved at any location. These are only three of the major projects that are advancing knowledge management in our organization. This Special Feature provides an insight into our activities.


------------------------------------------------
MULTIPLYING KNOWLEDGE BY SHARING KNOWLEDGE

RIM2002 - META-DATABASE LINKS GROUP RESEARCH
No-one knows everything. So it's good to know where to find the information you need. This is a major challenge for a corporation engaged in research all over the world. The aim is to accelerate research processes and to bring drugs to market more quickly for the benefit of patients.

At present, the findings of molecular biologists, chemists, biologists, pharmacists and other scientists are recorded in laboratory journals, personal files and databases with local and often limited access. However, the swift exchange of information between the individual research locations worldwide is of the utmost importance for the development of innovative pharmaceutical products.


Today, Internet and intranet make it possible to retrieve information from anywhere in the world within seconds - irrespective of whether the scientists in the USA or Japan are currently in their laboratories, or whether it is day or night. However, the information search is only really efficient if an information management system exists that enables targeted access to the desired information via an intelligent, context-sensitive search machine.


Schering is creating a joint research meta-database as part of Research Information Management RIM2002. This database intelligently links internal and external information sources and databases via a uniform user interface. Our own research findings, as well as general information on active substances, patents, approvals, etc., will be available to all the Group's scientists. The aim is for our nine research locations to have access to the information management system by the end of 2002.


Greater transparency, better data quality, and improved understanding of research findings are the objective - in short, data quality management and an efficient system by which scientists can quickly gather comprehensive information about the state of research both inside and outside the company.


------------------------------------------------
MEDICAL NEEDS
TREATING CAUSES: CONCERTED RESEARCH FOR INNOVATIVE THERAPIES

KNOW YOUR ENEMY - DEFEAT YOUR ENEMY


A diagnosis such as cancer changes a person's life in a matter of seconds - nothing will ever be the same again. After the initial shock come the questions. Why me? What are my chances? Will I survive? Which form of therapy is the best? Which hospital should I go to? How does cancer develop in the first place, and what is it doing to my body? Questions that patients ask themselves. And questions that doctors and scientists are trying to answer.

Hardly any disease is being investigated as intensively as cancer. Many methods of attacking the disease have been examined, many treatments tried out. Yet even today, a complete cure is little more than a vision. Physicians and pharmaceutical researchers are together striving towards this ambitious goal. Knowledge of the genesis of cancer is fundamental to the development of innovative therapy forms and highly specific drugs. Anyone who wants to defeat the disease must be well acquainted with all of its tricks.


This is why Schering supports specific biomedical research projects. Together with Novartis and Asta-Medica, our Group has been involved in setting up and running the Freiburg Tumor Biology Clinic. Research, acute medical care and rehabilitation are united here under a single roof. Treatment in Freiburg is particularly attractive to patients, because it offers holistic tumor therapy. Above all, new therapeutic concepts are developed in which the patients play an integral role at a very early stage. Nineteen research projects are currently running at the tumor clinic, ranging from anti-hormones and cell therapies to the stimulation of the immune system and plant-based tumor inhibitors.


One promising approach we are testing in Freiburg, together with Novartis, is anti-angiogenesis. Although no two tumors are ever exactly the same, all solid tumors have something in common: from a certain size they need blood vessels to supply them with the nutrients and oxygen they need to survive and grow.

They send out signals that stimulate angiogenesis, the formation of new blood vessels. If we can inhibit angiogenesis, tumor growth can be stopped irrespective of the type of cancer involved. One promising candidate currently in Phase I of clinical studies in Freiburg is the VEGF-TK inhibitor, which suppresses vessel-cell growth and blocks the control exerted by the tumor.


For Professor Dr Clemens Unger, head of Internist Oncology at the clinic, the exciting aspect about anti-angiogenesis is its simplicity:
"The principle is also easy to explain to the patients. And studies show that it is feasible." In Dr Unger's view, intensive cooperation between physicians and the pharmaceutical industry is indispensable in cancer research. Over 90% of all potential drug substances come from the research laboratories of industry, and their effectiveness must be tested as early as possible - first in animals, then in patients. After all, what works in mice need not work in humans.


But what can be done once a tumor is already large and has a stable connection with the vascular system? Here, too, there are solutions in sight. Together with the Italian biotech company Philogen, Schering is currently developing a highly specific coagulation protein which clots the blood in the vessels surrounding the tumor. This is possible because the active substance is made up of two components. One part selectively binds to a specific surface protein that only occurs in the proximity of newly growing blood vessels. The second clogs up these blood vessels, with the result that both the tumor and the surrounding tissue are cut off, causing the tumor to collapse.

Knowledge is growing - and the tumor's chances are declining.


LOCATIONS AND CENTERS OF OUR R&D ACTIVITIES:


Location and their respective Research Areas:


Berlin, Germany
- diagnostics (contrast media for X-ray, magnetic resonance imaging and ultrasound; molecular imaging)
- fertility control and hormone therapy
- therapeutics (oncology and neurodegenerative diseases)
- dermatology (inflammatory skin disorders incl. eczemas and psoriasis)

Jena, Germany
- fertility control and hormone therapy

Turku, Finland
- fertility control and hormone therapy (new modes of application)

Saclay, France
- radiopharmaceuticals

Richmond,California, USA
- oncology, CNS/immunology (including multiple sclerosis), and selected cardiovascular diseases

Indianola, Pennsylvania, USA
- medical devices for diagnostic applications (including vascular injection systems)

Londonderry,New Hampshire, USA
- radiopharmaceuticals

Osaka, Japan
- diagnostics (contrast media for magnetic resonance imaging)

Mobara and Tokyo
- therapeutics (oncology, cardiovascular City, Japan and CNS diseases)


------------------------------------------------
RESEARCH

FROM THE INITIAL IDEA ...
PRIORITIES IN PRECLINICAL RESEARCH: SEPARATING THE WHEAT FROM THE CHAFF MORE QUICKLY

The almost inexhaustible diversity of potential drug candidates, as well as growing competitive and cost pressures, require an even stricter prioritization of preclinical projects. The strategic objective is to speed up our own drug discovery while maintaining a constant level of quality. This increase in productivity requires multidisciplinary and effective project management, as well as a global exchange of information.


Our preclinical research in Germany, the USA and Japan is supported by Enabling Technologies and the Offices of Technology. These act as interfaces between indication areas, external biotech companies, and academic research groups. The project priorities are reviewed twice a year, and time lines and quality criteria are constantly checked.


In the preclinic we are striving to double our productivity in line with strategic priorities in our indication areas.


In order to achieve our corporate goal of becoming a major player in oncology, preclinical research is looking for innovative compounds that are more effective and, because they are more specific, have a better side-effect profile than drugs used to treat tumors today. In the field of solid tumors, research is concentrating on three treatment paradigms: blocking hormone effects, anti-angiogenesis, and the induction of apoptosis. Antibody-based approaches are also being investigated.


In neurodegenerative diseases, where competition is very keen, our CNS research focuses on ischemic stroke, Alzheimer's and Parkinson's. Two priority treatment paradigms are neuronal cell death and neuro-inflammation. With these innovative therapy options Schering wants to extend its leading position in the CNS indication area beyond the treatment of multiple sclerosis.


The innovative approaches of our imaging diagnostics and radio-pharmaceuticals research are helping Schering to further consolidate its world leadership in contrast media for X-ray, magnetic resonance imaging, and ultrasound.

Apart from our unique expertise in the field of anatomical diagnostics, in future we want to intensify our activities in molecular imaging, making greater use of procedures that visualize disease-specific changes in drug targets at a cellular level. For one thing, this enables diseases to be detected and precisely described at an early stage; for another, therapeutic agents can be developed on the basis of these specific molecules that make a customized and therefore more effective treatment possible. Imaging research has consistently strengthened its activities in the field of radiopharmaceuticals and is focusing on diseases in which Schering traditionally has a lot of (molecular) biological expertise: oncology, the cardiovascular field and neurodegeneration.


In the field of fertility control and hormone therapy, we are looking for new possibilities of non-hormonal contraception for women which do not affect the endocrine menstrual cycle. A second priority is the search for approaches for male contraception. The third important research topic is the search for new targets for treating gender-specific diseases as well as for hormone replacement therapy in women and men.


In experimental dermatology, Schering is aiming to play a leading role in the systemic treatment of T-cell-mediated skin diseases. These common dermatoses include atopic dermatitis, psoriasis and allergic contact dermatitis.

------------------------------------------------

 ... TO THE DRUG CANDIDATE
STATE-OF-THE-ART TECHNOLOGY AT SCHERING: GENERATING KNOWLEDGE AND PUTTING IT

TO SPECIFIC USE

The classic process of drug discovery begins with the search for a target.

Once this target has been identified and validated, a compound (lead structure) must be found that matches the target. The next step is to optimize this lead structure until a drug candidate is available for clinical development. Modern technologies accelerate the individual research stages.


In order to track down a target, we conduct a selective analysis of the genes, proteins and metabolic processes that are relevant to a disease. Information on which targets are suitable as docking stations for a new lead structure comes from scientific literature, our own corporate research, or from cooperation with collaboration partners. In addition, Schering uses state-of-the-art enabling technologies to discover new targets and develop new lead structures.

Technologies for targets


Enabling technologies support our application-oriented basic research in the areas of Genomics/Bioinformatics and Proteomics. For example, our researchers use genetic engineering to determine the differences between diseased and healthy tissue. They use DNA chips (miniaturized probes based on nucleic acids) to find out which genes are currently active in a diseased cell. From this they draw conclusions on which proteins are causing the disease. Such investigations generate large amounts of data which must be sorted, processed and compared. Bioinformatics is essential in this context. The search for targets at the protein level - proteomics - is becoming the new driving force.


Looking for the famous needle in a haystack


The next step is to try out hypotheses on suitable cell cultures or in biochemical tests. In Assay Development, test systems are developed for scrutinizing enormous libraries of substances by mass screening. These libraries are constantly being restocked by Combinatorial Chemistry. Synthesis robots use chemical reactions to link selected building blocks to form larger structures in order to produce as many different substances as possible, quickly and economically. The internal and external substance libraries shared by Schering and Berlex total more than 2,500,000 synthesized materials.


Schering has specialized laboratories for high throughput screening (HTS) at two research locations. The use of robots and computer-controlled evaluation cuts testing times to about two weeks. Such analyses would take years if performed manually. At Schering most therapeutic substances are found by HTS.


High throughput screening is not always necessary, however. If the chemical properties and spatial structures of the drug targets are known, scientists can make computer forecasts on new active substances and their biological effectiveness. They can use this information to narrow the library down to the relevant parts in order to shorten the HTS process, or selectively synthesize new active substances (Molecular Modeling).


From the hit to the candidate


If, in in-vitro tests, the active substance behaves as expected - in other words if it is a hit - the next step is to modify it further until we have a powerful lead structure. This can be further improved with the help of combinatorial chemistry. The aim is a potent drug candidate that can move on to clinical development.


------------------------------------------------
KNOWLEDGE MANAGEMENT IN DEVELOPMENT

Phase I
Characteristics

First application in humans;
in exceptional cases also with
selected patients;

n = 60 to 80


Desired results
1. Is the substance well tolerated?
2. How is the substance metabolized?
3. How should the substance be dosed?
4. Is it worthwhile examining the substance further?


Phase II
Characteristics

First application in patients with
the corresponding indication; pilot studies and/or controlled studies (randomized, placebo-controlled, double-blind);
n = 100 to 500


Desired results
1. At which dosages is the substance effective?
2. How is it metabolized by patients?
3. Can the desired effects be achieved in patients?
4. Is the substance well tolerated by patients?
5. Is it worthwhile examining the substance further?


Phase III
Characteristics

Administration in patients under normal conditions in doctors' practices and hospitals; controlled multi-centric studies;
n = 1,000 to 5,000


Desired results
1. Is the substance effective in the desired indication?
2. Is the substance safe when applied in practice?
3. What side effects are there; how frequent are they?
4. Is the substance better than others or just as good?
5. Can the substance be submitted for approval?


Phase IV

Characteristics
Administration in a very large number of patients after approval; uncontrolled and controlled studies;
n = 5,000 to over 10,000


Desired results
1. How good is the safety profile after long-term application?
2. Does application of the substance change the population's health status?
3. Are there any hitherto unknown additional effects?


------------------------------------------------
DEVELOPMENT

GLOBAL CLINICAL DEVELOPMENT
SETTING THE DIRECTION


Coordinating the internal and external groups involved in clinical development and coping with the flood of data and information is a major challenge for a global player like Schering. A master plan is needed in order to achieve the aim of developing a drug to market maturity quickly.


At Schering the information collected in preclinical trials flows into the Target Corporate Core Text (TCCT). This guideline is the planning framework for the further development of a drug candidate in clinical development. The results of the clinical studies carried out on test persons and patients then form the basis of the dossier that is submitted to the responsible authority for drug approval. Because we bundle our capacity and know-how globally, approval documents can be completed at an early stage and put to many different uses. This makes it possible to introduce new products quickly on different markets at the same time. Here, too, time is money.


The demands of clinical development are many and varied. In order to meet them, numerous tasks must be tackled simultaneously and systematically.

Effective resource management is essential. At Schering Global Clinical Development is in charge of planning and implementing the clinical studies and lays down how data must be processed. For only if the study data compiled for submission to the approval authorities in one country has been optimally prepared will the drug stand a chance of also being approved in other countries. In this context, both the public authorities and Schering functions such as Clinic, Strategic Marketing and Regulatory Affairs are incorporated into the process at an early stage, in order to lay down a drug candidate's target profile in the TCCT: i.e. its properties, effects and side-effects.


A global study-management system ensures a smooth flow of information. This database gives staff at all Schering locations an opportunity to add, retrieve and update relevant information on studies. In this way Schering guarantees efficient and competitive clinical development.


BLUEPRINT FOR CLINICAL DEVELOPMENT: TCCT
At Schering a Target Corporate Core Text (TCCT), which is valid worldwide, is created as a basis for the entire development plan, taking into consideration the requirements of the desired markets and their approval authorities. Put simply, the TCCT is the target package insert for the new product. At the same time, it is the blueprint for the studies to be conducted during clinical development. Every claim (which will later appear in the package insert) requires the approval of the authorities and must be unequivocally proven by studies.



After this study information has been added to the TCCT, it becomes the Corporate Core Text (CCT). The final data from the CCT are incorporated into the application documents (dossier) that are submitted to the drug registration authorities.


INTERNATIONAL DEVELOPMENT TEAM
Schering set up an International Development Team (IDT) as early as 1995. It prioritizes the development projects that emerge from research, allocates resources to them, and examines potential drug candidates. The IDT also supervises each project during the entire development phase. If the results turn out well for a candidate, the IDT makes a recommendation. However, an IDT recommendation alone is not enough to initiate the development phase. The final decision on whether the active substance will reach the first phase of development is made according to strategic criteria by the Portfolio Board. This body is made up of the Executive Board members, the heads of the business areas, and the managing directors responsible for the triad regions (Europe, Japan, USA). The IDT cooperates closely with International Project Management, which controls and coordinates the development process for each project.

------------------------------------------------

APPROVAL
UNIFORM GUIDELINES FOR DRUG APPROVAL WORLDWIDE HARMONY - A DREAM?


The creation of uniform standards and guidelines for the approval of drugs has been on the European Community's agenda since the 1980s. The idea is to develop the fragmented markets of the EC into a single, pan-European market for drugs. Parallel to the pioneering work done by the EC (EU), bilateral talks were going on between Europe, Japan and the USA on global harmonization. In 1990 representatives of registration authorities and pharmaceutical companies from these regions met in Brussels for the first time - the ICH was born.


Since then, the International Conference on Harmonisation of Technical Requirements for Registration of Pharmaceuticals for Human Use (ICH) has grown into an ambitious project with a steering committee that meets twice a year.

Experts from the registration authorities and pharmaceutical companies in the EU, Japan and the USA discuss scientific and technical aspects of drug approval. Their aim is to harmonize the approval requirements in these three regions via the ICH guidelines - particularly in the fields of quality (Q-Guidelines), safety (preclinical trials, S-Guidelines) and efficacy (clinical trials, E-Guidelines).


In addition, the conference also deals with more general topics such as a uniform medical nomenclature (M-Guidelines). After the ICH guidelines are passed in all three regions, they serve as the state of the art in science and technology. In the EU they are implemented as European guidelines. Another milestone will be standardizing approval documentation (Common Technical Document). This will considerably simplify submissions for approval in different regions.


The aim of all harmonization efforts is the streamlining of test procedures and clinical studies in the research and development of new drugs, as well as an acceleration of the approval procedures, while at the same time ensuring high quality and safety standards for the welfare of the patients.


USA: FASTER APPROVAL

In the USA measures were taken at an early stage to shorten the time taken by the American Food and Drug Administration (FDA) to approve new drugs. The enactment of PDUFA I (Prescription Drug User Fee Act I) in 1992 was a milestone. One thing the law did was to increase the processing fees which the pharmaceutical industry has to pay to the FDA for approvals. The idea was to finance extra staff at the FDA so as to shorten approval times. At the same time, compulsory maximum periods for processing approval documentation were introduced, which PDUFA II shortened further in 1997.


PARTIAL VICTORY - EU APPROVAL

In the EU there has been the option of obtaining a Europe-wide approval decision via the centralized procedure since 1995. A positive or negative decision is binding on all member countries. The second, more recent procedure for the mutual recognition of approval gives applicants a choice between a Europe-wide approval decision and a specific selection of EU countries. Once a drug has been given initial approval for a so-called reference member state, recognition in further member countries only takes a few months.


APPROVAL SITUATION IN JAPAN
In principle, the Japanese authorities already formally recognized the ICH guideline harmonizing the global standards on Good Clinical Practice (GCP) with minor modifications in 1997. Furthermore, since 1998 the ICH-E5 Guidelines (on the influence of ethnic factors on the usability of foreign clinical data) enable the recognition of clinical studies from other countries in Japan, so that Phases I to III no longer have to be repeated in full.


------------------------------------------------
QUALITY

STANDARDS - SUPERVISION - PRECAUTIONS SAFETY FIRST



Drugs must be safe. This applies both to their production and to their use. In order to ensure consistent quality, Schering's high standards are permanently being reviewed and updated. The package insert guarantees the user up-to-date product information. Global Medical Safety Surveillance (GMS) continuously checks and evaluates the safety of Schering products.


GMS's work essentially consists of documentation and medical evaluation. It records all cases of suspected side effects or interactions that are reported to Schering worldwide. These reports are stored in a database, subjected to medical analysis, and classified according to severity and whether similar cases have been observed before. When serious incidents are reported, Schering informs the authorities and, if necessary, doctors and patients by amending the package insert. Guidelines and laws on this vary from country to country.

Yet rapid reactions to spontaneous events are not all that is required. GMS also evaluates incidents that occur during clinical trials. In such cases GMS not only consults Schering's own GlobeDoc database, but also scientific literature and documents from the Internet. All the findings are compiled and documented in Periodic Safety Update Reports. These are also used as a basis for updating the package inserts that must accompany every drug that is sold.


Schering regards drug safety as a global task. The Clarion project was launched precisely for this reason in order to standardize the necessary procedures and data-processing systems worldwide. For example, a new computer system is being introduced that supports the electronic and therefore paperless transmission of notifications to the authorities. Furthermore, Schering has created uniform global processes which not only improve efficiency, but also guarantee fast and comprehensive communication. This is the prerequisite for a uniform evaluation of suspected side effects or interactions relating to drugs.

We put safety first.


PRINCIPLES OF GOOD LABORATORY PRACTICE
All experiments to test a substance in the laboratory before it is used on people must observe the Principles of Good Laboratory Practice (GLP); this applies to both planning and execution. For example, it must be shown that the methods chosen really do measure the effects to be examined. Regular checks are also obligatory. These ensure a consistently high quality standard in the conduct of experiments.


Source: Federal Minister of Youth, Family and Health, announcement of the OECD Principles of Good Laboratory Practice (GLP) dated February 4, 1983


GUIDELINES ON GOOD CLINICAL PRACTICE
Once a test substance has cleared the hurdle for clinical research, much more complex rules come into force. These are summarized in the Guidelines on Good Clinical Practice (GCP). The GCP rules describe in detail the obligation to inform and look after patients and test persons, and stress the responsibility of those conducting clinical trials. There are precise regulations not only on exactly who must document what and how, but also on how to handle the data that are generated, as well as how long they must be archived. Finally, all measures that are carried out must meet a certain quality standard, which itself must be checked regularly.

Source: Good Clinical Practice for the Clinical Trials of Drugs in the European Community. CPMP Working Party on Efficacy of Medicinal Products. Commission of the European Community; Brussels, 1991


GUIDELINES ON GOOD MANUFACTURING PRACTICE
The Guidelines on Good Manufacturing Practice (GMP) describe minimum standards governing the production and quality of clinical test preparations. For example, it is obligatory for producers to keep a sufficient number of reserve samples of each test preparation, as well as the relevant analysis certificates, so that a specific test can be verified by an independent laboratory - even years later if necessary.


Source: Working Party on the "Control of Medicines and Inspections" - Guide to

GMP

------------------------------------------------

TREND SCOUTS
IN SEARCH OF PARTNERS

THE RIGHT FEELING FOR TRENDS AND TECHNOLOGIES

Minute gelatinous globules in the brain to fight Parkinson's? A bio-bypass for the heart? Radiating peptides for diagnosis? Schering's traditional R&D now includes a new family member: the abbreviation has been extended by the letter "S" for search. Today even large pharmaceutical companies can no longer pursue all the promising drug targets themselves; few of them would be able to implement all the new technologies. The solution is to create strategic networks.


To this purpose, in January 1996 Schering set up so-called Offices of Technology (OTs) in the triad regions - Europe, USA, Japan. These OTs operate in all application areas across the research locations. In the meantime they have helped establish an impressive network of research collaborations - some targeting active substances, others aiming at new methods. OTs function as interfaces between in-house research, the business areas, and innovative external technologies. They look for the real pearls of the biotech scene. Companies which only offer costume jewelry are of no interest. It is also their task to find technologies that create value in the literal sense of the word, for example Diatide's peptide technology, which makes it possible to generate intelligent radiopharmaceuticals.


Worldwide networking with outstanding academic and industrial research institutes is becoming increasingly important. However, collaborations are not only being pursued in R&D. In marketing and sales, too, suitable partners with useful knowledge or distribution networks to offer are also being sought and found. What OTs are in the quest for innovative technologies, Corporate Licensing is for marketing and sales partnerships. Furthermore, finding ideas, methods and products - as well as their identification and evaluation - fits in with Schering's general strategy.


The most important search instruments are the Internet and, when it comes to staying in contact with partners, the good old telephone. Moreover, Schering participates actively in partnering exchanges. Such conferences take place every year, for example in Berlin, Paris, London and New York. Apart from being a forum for new contacts, they also promote the personal exchange of information with new or potential partners. Schering has built up good contacts with more than 1000 companies, particularly in the biotech field. Even if some of these companies are not yet in a position to offer a project or product that fits the search strategy, this might well be the case in the near future. The companies are monitored; good relations are cultivated. In addition, trend scouts also talk to investment bankers and managers of venture-capital companies, technology-transfer institutions, selected universities and large-scale research facilities.


The search for suitable partners, technologies and products follows strategic priorities. A few years ago, the emphasis lay on new technologies and active substances to expand our strategic business areas. In 1999 and 2000, for example, oncology was a key area. Today, the focus is access to new targets in all of our indication areas. There is growing interest in areas such as hormone research, oncology, the central nervous system and dermatology, as well as technologies that support the search for drug targets and active substances.
Moreover, the Offices of Technology are engaged in benchmarking, in order to ensure that Schering's know-how is in line with the state of the art at all times. Here products, services, technologies, etc. are continuously compared with those of other companies.

The targeted search for R&D collaboration partners complements our own research and development in selected special areas. It also increases the company's innovative strength and competitiveness.


------------------------------------------------
NETWORKS

SCHERING - BRIDGE-BUILDER AND STRONG PARTNER
LEARNING FROM ONE ANOTHER: SYNERGIES FOR RESEARCH AND DEVELOPMENT


Schering initiates, promotes and utilizes worldwide collaborations with external partners. These collaborations represent bridges to the world of academic research, as well as to the highly specialized biotech avant-garde. Over 30 per cent of primary research expenditure today flows into professional networks with outsiders and lateral thinkers. Why? Because the diversity of molecular medicine and the complexity of medical issues make it pointless for a company to try to do everything itself. Networks are critical for survival - particularly in basic research.


Research network on the pill for men

For years, Schering's researchers have been looking for approaches to hormonal and non-hormonal contraception for men. Whereas in women the task is to prevent the development of just one ovum per month, in the male organism scientists face the problem of stopping the constant production of 70-100 million sperm cells every day. Even if "only one got through," this would spell failure, because a single sperm is enough to fertilize an ovum. Another obstacle is the long process of sperm maturation in the testicle, which takes 70 days on average. A man would have to use a contraceptive for three months before he could be sure that no functioning sperms were present.

Schering's most advanced research projects involve initial approaches to male hormonal contraception based on progestins and androgens. Potential active substances are in Phase I and early Phase II of clinical development. Marketing is targeted for 2005 to 2007 at the earliest.

Hormonal contraception, however, is only one possible method of male fertility control. Schering is currently also pursuing other possibilities, for example by influencing what is known as the post-testicular activity of the sperm cells.

The idea here is to influence the function of the sperm cells - for example their mobility - rather than their production. When they leave the testicles, the sperm cells are not yet able to fertilize. They pass through a one- to two-week maturation process during which they move through the complex, winding duct system of the epididymus. This is why the hitherto little-researched epididymus is now being studied - especially the processes that take place there, such as the build-up and evolution of the sperm membrane during maturation.


Although the epididymus is not a completely blank area on the map of the male body, it is new ground for research. Only very few companies are involved in this basic research, since it is time-consuming and cost-intensive. Schering has therefore been concentrating its forces and looking for partners in order to reach research findings more quickly and efficiently. Since 1997 Schering's scientists have been supported in their complex research task by an expert network called AMPPA (Application of Molecular Pharmacology for Post-Testicular Activity).

This network came into being to thanks to development funding from the New York Rockefeller Foundation and the Ernst Schering Research Foundation Ltd. In a partnership of private, public and academic non-profit organizations, the two foundations are supporting a scientific research project on male fertility control lasting several years. The Rockefeller Foundation is one of the most important sponsors of international family planning and has been active in this field for almost 40 years. The Ernst Schering Research Foundation was founded as a non-profit organization in 1991. Its main aim is to promote and conduct scientific research, above all medical and biological basic research.

Over a period of five years, the two non-profit organizations are spending a total of about 15m on supporting leading research institutions. Eight institutional and university research facilities are working in this network with Schering on approaches to male contraception. Research is examining how male fertility is regulated, with the emphasis on the function of the epididymus. A continuous exchange of information and the review meetings involving all partners, which are held every six months, ensure the necessary focus. Promising potential drug targets have already been identified. However, it will still take several years before the first concrete outlines of a product become visible. 40 years after the introduction of the pill for women, society is also ready for a drug-based equivalent for male contraception.

Surveys have shown that the "male pill" would be regarded as a good alternative, particularly by couples in stable partnerships who have completed their families.

Innovative research approaches to contraception are thus in demand. No-one can meet this challenge alone. If Schering is to remain a global leader in fertility control, we must make full use of knowledge exchange, interdisciplinary cooperation and research synergies.
The AMPPA academic network is a prime example of efficient research management.


COOPERATION ON BONE RESEARCH


Bone research is becoming increasingly important: osteoporosis prevention, reconstruction after bone injuries, and the effect of tumors on bones are the most urgent issues. In this field, innovative approaches in molecular biology and biotechnology will lead to the identification of completely new molecular drug targets.

Schering and its Finnish subsidiary Leiras Oy have therefore established a research and development network with the University of Turku (Finland). More international academic partners are to follow. The aim of the collaboration is to find new targets for a drug treatment of bone diseases and to combine innovative basic research with modern methods of drug discovery.


GENOME RESEARCH NETWORK
The identification of disease-specific molecular targets is important for an effective search for innovative drugs that allow a causal therapy, or an early and reliable diagnosis of diseases. In its genome network, Schering, with the help of competent partners, applies highly specialized technologies to advance the complex processes of genome sequencing up to the validation of such targets. By using the gene databases of Incyte and special software from Biomax, Schering's Genomics/Bioinformatics researchers select disease-relevant genes which code for target or protein families and are of strategic interest to Schering.


For the analysis of gene expression in organs or in certain diseases, Schering uses Affymetrix's DNA chip technology, special software from GeneData, and the histopathological expertise of LifeSpan. Schering is also supported by academic research institutes, clinic partners and its genome research subsidiary metaGen.


After the completion of the gene expression analysis, candidate genes are selected for potential targets; these can then be tested for diseases in cell-culture models. Using antisense technology from Atugen and taking a detour via the mRNA(the negative copy of DNA), Schering tries to reduce the production of disease-relevant proteins in such models and to analyze the effects of this intervention on the profile of typical disease features. In the second step, in collaboration with the Scientific and Medical Institute of the University of Tubingen (NMI) the expression of the relevant genes is tested in cell-culture models of specific diseases. If validation is also successful here, targets are available for drug discovery.






-----------------------------------------------
COLLABORATIONS

LEAVING THE FINISHING TOUCHES TO LICENSE PARTNERS
WHY OTHERS SOMETIMES POLISH OUR RAW DIAMONDS


Holding diamonds in your hands after an intensive search gives you a great feeling of success. The next step is giving them the right cut and polish to increase their market value. This requires experience and special knowledge, the right tools, and every now and then a spot of good luck.


What holds for diamonds also applies to the active substances of drugs. Thanks to modern processes researchers today can find potential drug candidates and targets more accurately and in greater numbers. It would be an expensive venture for a single company to develop all the candidates to market maturity by itself, since over two thirds of the R&D budget flows into the process of development. Strict priorities are set in the selection of the candidates that will progress to clinical trials. Furthermore, other approaches materialize during the development process that do not fit - or no longer fit - into the company's own strategic portfolio, but could be further developed by competent partners. So the magic formula is out-licensing: having others polish the raw diamonds. The contracts with our partners include an optional buy-back right. This ensures that we can market the polished gem at a later date - either ourselves or together with the partner under a co-licensing agreement. In this way we can increase the number of possible sources of new, promising products for our portfolio.


Joint ventures:

sharing the work of cutting the gem

In the cardiovascular indication area, our subsidiary Berlex focuses its research on three fields: anti-thrombosis, angiogenic gene therapy, and anti-arteriosclerosis. The clinical development of modern anti-thrombotic agents in the cardiovascular field requires large-scale -and thus expensive - studies in patients. In order to devote resources to other drug candidates, Schering decided to join forces with a collaboration partner to develop its Factor Xa inhibitor.


Factor Xa plays a central role in blood coagulation. Its selective inhibitory effect can prevent thromboses. In practice this would extend therapeutic possibilities and thus make application safer for the patient. Another advantage is that an oral form of administration of the Factor Xa inhibitor is also being developed in addition to the already available injection.


In October 1998, Schering signed a contract with Warner Lambert (now Pfizer) on joint clinical development. With financial support from Schering, Pfizer wants to develop the Factor Xa inhibitor into a marketable product which is more effective and safer in use than the drugs that are available today for diluting blood or slowing down coagulation.

Licensing: external fine polishing


Preparations for major clinical studies in the development of DSPA, a thrombolytic active substance used to treat acute cardiac infarction and stroke, were already well advanced when we made the strategic decision to look for a competent partner for the next milestone - Phase II. We initially found this partner in the Japanese company Teijin Limited, a company with considerable experience in the cardiovascular area. Now, in addition, we have found a licensee for Europe and the USA that will advance the clinical development of DSPA using external venture capital and co-develop the product with Teijin in Japan. Clinical studies with stroke patients have already begun.


The active substance DSPA itself has its origins in nature: the saliva of the vampire bat or Desmodus rotundus, which lives in Central and South America, has thrombolytic (clot-dissolving) properties. Researchers at Schering isolated the responsible protein DSPA (Desmodus Rotundus Salivary Plasminogen Activator) and then produced it by biotechnological means. The results of the preclinical studies carried out by Schering prove that DSPA can dissolve blood clots more effectively, more specifically and therefore more safely than any preparation currently available in the market.


Using the above-mentioned form of contract, Schering has also issued BioMedicines, Inc., a license on the further development of the active substance Atamestan for the indication breast cancer. BioMedicines has already launched Phase III clinical trials for Atamestan using external venture capital.


------------------------------------------------
SPIN-OFFS
METAGEN - A SOLITAIRE AMONG DIAMONDS

BOOSTING VALUE THROUGH INDEPENDENCE


Some of our associated companies and subsidiaries have meanwhile become brilliant diamonds themselves: metaGen Gesellschaft fur Genomforschung mbH (a company specializing in genome research) was formed by Schering AG in 1996 to make the most of the opportunities created by the sequencing of the human genome, specifically in the oncology field. We intend to convert our biotech subsidiary into a stock corporation as soon as possible, so that it can prepare its own IPO shortly afterwards.


Under the guidance of Professor Andre Rosenthal, a leading German genome researcher, metaGen has gathered a huge amount of expertise - especially in the molecular genetics of many different types of tumor. From the outset, Rosenthal's team focused not only on sequencing genes, but also on functional genome analysis, which determines the function of each decoded gene in addition to examining the genetic code itself. This has given metaGen a time and technology lead and a substantial competitive edge over other biotech companies.


metaGen's activities concentrate on three areas. The first is the development of a technology platform for identifying precisely those genes from the human genome that are responsible for triggering a specific form of cancer. These genes are potential targets for new drugs. This is no simple task, because serious diseases are usually caused by an interaction of several genes. It is thought that about 3000 to 5000 of the approximately 30,000 human genes are potential targets for treating all the diseases that are known today. Only 500 of these targets have been identified. A global race to find the rest has begun between pharmaceutical and biotech companies. The molecular biologists and bioinformatics specialists at metaGen initially concentrated on prostate and breast cancer. They have since added eight more types of tumor - including bronchial, intestinal and brain tumors.

The researchers at metaGen have already put about 4000 potential cancer genes onto a chip. This metaGen chip is now being used to examine genetic material from patients' tumor cells and in this way to measure the activity of these genes. The genes that are overexpressed in the tumor cells can be identified by making appropriate comparisons with healthy cells. These genes therefore represent possible drug targets. Enemy identified? Danger overcome?

Unfortunately it is not quite as simple as that, because there is still a long way to go from an identified tumor gene to the final drug. This process usually takes several years.

In addition to marketing validated drug targets, metaGen's second main area of activity is therefore carefully examining the most suitable drug targets with a view to the possible development of new therapeutic agents. Here, metaGen concentrates on the development of therapeutic antibodies, which can be used very selectively to inhibit tumor-promoting genetic products. metaGen will itself develop some of these monoclonal antibodies as far as Clinical Phase II; others will be out-licensed to pharmaceutical companies worldwide.


The third business area is the development of a diagnostic chip, which should make it possible to compile a genetic tumor profile for each individual patient very quickly in the future. Not only will this enable an exact diagnosis of what stage the cancer is at; it will also make forecasts on which form of treatment will be the best in each individual case.


metaGen has established a clinic network with more than twelve university clinics all over Germany and cooperates with a large number of international and national academic partners - including the Max Planck Institute for Molecular Genetics and the Max Delbruck Center for Molecular Medicine in Berlin, and the Institute for Human Genetics at the University of Dusseldorf.

The idea behind making metaGen legally independent is to enable it to effectively realize its full potential. With the help of venture capital, the raw diamond will ultimately become a solitaire.


LEIRAS SUBSIDIARY SPUN OFF
The complete inhalation business of our Finnish subsidiary Leiras Oy has become legally independent under the name Focus Inhalation Oy. With this spin-off we are forging ahead with our strategy of focusing on core competences and special markets. We had acquired Leiras Oy in 1996 to consolidate our leading position in female health care. The new company Focus Inhalation Oy, in which Leiras Oy will hold a minority stake, started operations on November 1, 2000.


------------------------------------------------

OUTLOOK
WE KNOW HOW TO HARNESS KNOWLEDGE


Successfully managing knowledge in strategic networks will be the great challenge of the 21st century. Schering recognized this at an early stage and has focused its structures and processes accordingly. We are building bridges between diagnosis, prevention and therapy - and are using the resultant synergies to bring to market the most promising among the many potential drug candidates. In this context we combine the latest findings of genome research with our many years of medical expertise to find more individual treatments for diseases. Together with academic and industrial partners we have created global networks to accelerate research and development processes.


Our aim is to bring high-quality and safe drugs to market more quickly and to continuously improve the service we provide our customers. Since our activities focus on the needs of patients, scientists and physicians, we want to become even closer to the customer and intensify the dialog with important target groups. We have set ourselves the highest of objectives: to comprehensively and purposefully inform our customers and to give them essential support in their decision-making with the knowledge we provide.



We want to be world leaders in selected special markets with innovative products. By managing our knowledge intelligently, we can secure and sustain corporate success.

------------------------------------------------






------------------------------------------------
Consolidated Financial Statements of Schering AG

------------------------------------------------

------------------------------------------------

REPORT BY THE EXECUTIVE BOARD
------------------------------------------------


The Executive Board of Schering AG is responsible for the preparation of the Consolidated Financial Statements as well as for the information contained in the Management Report on Schering AG and the Schering AG Group. The Consolidated Financial Statements were prepared in accordance with the standards established by the International Accounting Standards Committee. The Management Report complies with the requirements of the German Commercial Code
(HGB).


Uniform reporting throughout the Group, use of dependable software, selection and training of qualified staff, and regular reviews by Corporate Auditing ensure appropriate presentation of all business developments by the individual Group companies and, therefore, a reliable basis for the Consolidated Financial Statements and the Management Report of the Group. A risk management system is in operation comprising a number of tried and tested internal control systems to ensure that the Executive Board can be informed of potential risks to our assets and shifts in the economic performance of Group companies at the earliest possible stage. This allows the Board to take appropriate countermeasures in good time.


Pursuant to a resolution passed at the last Annual General Meeting, the Supervisory Board engaged BDO Deutsche Warentreuhand Aktiengesellschaft Wirtschaftsprufungsgesellschaft, Berlin, and BDO International GmbH Wirtschaftsprufungsgesellschaft, Hamburg, as independent auditors to audit the Consolidated Financial Statements. The Audit Committee of the Supervisory Board will examine the Consolidated Financial Statements, the Management Report, and the Audit Report, as will the Supervisory Board at its meeting on the annual financial statements. Both these meetings will be attended by the independent auditors. The results of these reviews are described in the Supervisory Board's Report.


Berlin
February 9, 2001

Schering Aktiengesellschaft


Executive Board
Vita Pohle
Erlen     Kostlin      Lingnau        Stock





------------------------------------------------
REPORT OF INDEPENDENT ACCOUNTANTS

------------------------------------------------


We have audited the consolidated balance sheets of Schering Aktiengesellschaft (Schering AG) as of December 31, 2000, the consolidated statements of income, cash flows and changes in shareholders' equity for the period ended December 31, 2000, and the notes to the Consolidated Financial Statements. These Consolidated Financial Statements are the responsibility of the Company's Executive Board. Our responsibility is to express an opinion based on our audit as to whether these Consolidated Financial Statements comply with International Accounting Standards (IAS).


We conducted our audit in accordance with International Standards on Auditing
(ISA) issued by the International Federation of Accountants and auditing standards generally accepted in the United States (US GAAS). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the Consolidated Financial Statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Consolidated Financial Statements. An audit also includes assessing accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


In our opinion, the Consolidated Financial Statements referred to above present fairly, in all material respects, the consolidated financial position of Schering AG as of December 31, 2000 and the consolidated results of its operations and its cash flows for the period ended December 31, 2000 in accordance with IAS.




Application of accounting principles generally accepted in the United States would have affected shareholders' equity as of December 31, 2000 and net income for the period ended December 31, 2000 to the extent summarized in notes (36) and (37) to the Consolidated Financial Statements.


Our audit, which also covered the Group's Management Report for the period ended December 31, 2000 prepared by the Company's Executive Board did not lead to any objections. In our opinion, the Group's Management Report is consistent with the Group's position overall and presents a fair picture of risks in future development.


We also confirm that the Consolidated Financial Statements and the Group's Management Report for the period ended December 31, 2000 meet the requirements for an exemption from the obligation to prepare Consolidated Financial Statements and a Group Management Report under German law.


Berlin
March 5, 2001


BDO Deutsche Warentreuhand
Aktiengesellschaft

Wirtschaftsprufungsgesellschaft
Dyckerhoff
Wirtschaftsprufer

Schulz
Wirtschaftsprufer


BDO International GmbH
Wirtschaftsprufungsgesellschaft

Dyckerhoff
Wirtschaftsprufer

Braasch
Wirtschaftsprufer



------------------------------------------------

CONSOLIDATED INCOME STATEMENTS
------------------------------------------------



                                                            See Notes  2000      2000      1999       1998



                                                                       ${(1)}     E         E       E{(2)}


Net sales............................................            (6)    4,218    4,493     3,674      3,285
Cost of sales........................................                 (1,022)   (1,089)     (902)      (800)

                                                                       ------    ------    ------     ------
Gross profit.........................................                  3,196     3,404     2,772      2,485


Marketing and selling costs..........................                 (1,407)   (1,498)   (1,165)    (1,053)
Engineering and administration costs.................            (7)    (428)     (456)     (367)      (365)


Research and development costs.......................                   (761)     (811)     (684)      (628)

Other operating income...............................            (8)     282       300       334        262
Other operating expenses.............................            (9)    (281)     (299)     (354)      (291)
                                                                       ------    ------    ------     ------


Operating profit.....................................                    601       640       536        410

Financial result.....................................           (10)      (5)       (5)      (77)        14
                                                                       ------    ------    ------     ------


Profit on ordinary activities........................                    596       635       459        424
Taxes on profit......................................           (11)    (272)     (290)     (181)      (175)

                                                                       ------    ------    ------     ------
Income before minority interests.....................                    324       345       278        249


Minority interests...................................                     (9)       (9)       (6)        (4)
                                                                       ------    ------    ------     ------

Net income...........................................                    315       336       272        245
                                                                       ------    ------    ------     ------
                                                                       ------    ------    ------     ------


EARNINGS PER SHARE (basic) {(3)}....................           (12)    1.59      1.70      1.35       1.19

                                                                       ------    ------    ------     ------
                                                                       ------    ------    ------     ------
EARNINGS PER SHARE (diluted) {(3)(4)}...............           (12)    1.58      1.68      1.35       1.19

                                                                       ------    ------    ------     ------
                                                                       ------    ------    ------     ------


-----

(1) The 2000 figures have been translated solely for the convenience of the reader at an exchange rate of $ 0.9388 to E1.00, the noon buying rate on December 29, 2000
(2)  The 1998 figures have been restated from the prior reporting currency
     (DM) into E at an exchange rate of DM 1.95583 to E 1.00, the official legal rate on January 1, 1999
(3)  Figures for 1999 and 1998 adjusted because of a 1:3 share split
(4) Diluted by stock options issued as part of Long-Term Incentive Plans for employees




CONSOLIDATED BALANCE SHEETS
as of December 31



                                                             See
                                                            Notes           2000          2000          1999
                                                                       $ million{(1)}  E million    E million

ASSETS

Intangible assets........................................... (14)            470           501           454
Property, plant and equipment............................... (15)          1,127         1,201         1,123
Financial assets............................................ (16)            511           543           581

                                                                          -------       -------       -------
Fixed assets................................................               2,108         2,245         2,158

                                                                          -------       -------       -------
Inventories................................................. (17)            731           779           682
Trade receivables........................................... (18)            926           987           791

Other receivables and other assets.......................... (19)            510           543           415
Marketable securities....................................... (20)            355           378           481

Cash and cash equivalents...................................                 257           274           102
                                                                          -------       -------       -------
Other non-current and current assets........................               2,779         2,961         2,471

                                                                          -------       -------       -------
TOTAL ASSETS................................................               4,887         5,206         4,629

                                                                          -------       -------       -------

EQUITY AND LIABILITIES

Issued capital (198,000,000 shares outstanding                              186            198           172
in 2000 and 1999){(2)}

Share premium account.......................................                 310           330           356
                                                                          -------       -------       -------
Paid-up capital of Schering AG.............................. (21)            496           528           528

Retained earnings........................................... (22)          1,660         1,769         1,570
                                                                          -------       -------       -------

Shareholders' equity........................................               2,156         2,297         2,098
                                                                          -------       -------       -------
Minority interests..........................................                  86            92            55

                                                                          -------       -------       -------
Provisions for pensions and similar obligations............. (23)          1,200         1,278         1,201

Other provisions............................................ (24)            678           722           627
                                                                          -------       -------       -------
Provisions..................................................               1,878         2,000         1,828

                                                                          -------       -------       -------
Liabilities to banks........................................                 220           234           186

Other liabilities...........................................                 547           583           462
                                                                          -------       -------       -------
Liabilities................................................. (25)            767           817           648

                                                                          -------       -------       -------

TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES..................               4,887         5,206         4,629
                                                                          -------       -------       -------
                                                                          -------       -------       -------



-----
(1) The 2000 figures have been translated solely for the convenience of the reader at an exchange rate of $ 0.9388 to E 1.00, the noon buying rate on December 29, 2000.
(2) Shares outstanding on December 31, 2000 include 170,000 treasury shares; these shares will be sold to employees in 2001; employees will be entitled to receive the dividend for fiscal year 2000. Conditionally authorized capital: E 12 million.




CONSOLIDATED CASH FLOW STATEMENTS

for the Years Ended December 31


                                                       See Notes        2000       2000       1999         1998

                                                                $ million {(1)} E million  E million E million{(2)}




Income before minority interests..................                       324        345        278          249

Depreciation of fixed assets......................                       224        239        216          222
Increase in long-term provisions..................                        42         45         50           65
Other non-cash expenses and income{(3)}...........                        44         47         86          (17)

Result from disposal of fixed assets{(3)}.........                       (29)       (31)         1          (14)
                                                                        -----      -----      -----        -----

Cash flows before working capital changes.........                       605        645        631          505
Change in inventories and receivables.............                      (217)      (231)      (218)        (237)
Change in liabilities and provisions

(other than long-term)............................                        48         51       (138)         114
                                                                        -----      -----      -----        -----

Cash flows from operating activities..............         (28)          436        465        275          382
                                                                        -----      -----      -----        -----
Purchase of fixed assets{(3)}.....................                      (274)      (292)      (290)        (243)

Proceeds from sale of fixed assets{(3)}...........                        77         82         23           75
Purchase and sale of marketable securities........                       179        190        132         (393)

Cash flow on acquisition of business net of cash
acquired{(3)}.....................................                       (93)       (99)      (126)          --
                                                                        -----      -----      -----        -----

Cash flows used in investing activities...........         (29)         (111)      (119)      (261)        (561)
                                                                        -----      -----      -----        -----

Dividends paid....................................                      (155)      (165)       (91)         (87)
Purchase of treasury shares.......................                        --         --       (183)         (70)
Change in liabilities to banks....................                        (7)        (7)        (9)         (36)

                                                                        -----      -----      -----        -----
Cash flows used in financing activities...........                      (162)      (172)      (283)        (193)

                                                                        -----      -----      -----        -----
Net change in cash and cash equivalents...........                       163        174       (269)        (372)
Effect of exchange rate movements on cash and

cash equivalents..................................                        (2)        (2)         4           (5)
Cash and cash equivalents at January 1............                        96        102        367          744

                                                                        -----      -----      -----        -----
Cash and cash equivalents at December 31..........         (27)          257        274        102          367
                                                                        -----      -----      -----        -----
                                                                        -----      -----      -----        -----


-----
(1) The 2000 figures have been translated solely for the convenience of the reader at an exchange rate of $ 0.9388 to E 1.00, the noon buying rate on December 29, 2000.
(2) The 1998 figures have been restated from the prior reporting currency (DM) into E at an exchange rate of DM 1.95583 to E 1.00, the official legal rate on January 1, 1999.
(3) Figures for 1999 and 1998 adjusted following reclassification




CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY for the Years Ended December 31




                                          of Schering AG           Retained earnings
                                                   Share    Schering AG  Currency     Other

                                        Issued    premium   reserve for translation  retained    Total
                                        capital   account   own shares   adjustment  earnings    equity

                                                              E million{(1)}
January 1, 1998......................     175        350          1          8       1,420       1,954

Dividend payments....................      --         --         --         --         (87)        (87)
Purchase of treasury shares..........      (2)         2         --         --         (70)        (70)

Net income...........................      --         --         --         --         245         245
Translation adjustments..............      --         --         --        (32)         --         (32)
Other changes........................      --         --         (1)        --           1          --
                                         -----      -----        ---       ----     -------     -------
December 31, 1998....................     173        352         --        (24)      1,509       2,010

Dividend payments....................      --         --         --         --         (91)        (91)
Purchase of treasury shares..........      (4)         4         --         --        (183)       (183)
Increase of legal capital............       3         --         --         --          (3)         --

Net income...........................      --         --         --         --         272         272
Translation adjustments..............      --         --         --         90          --          90

Other changes........................      --         --          2         --          (2)         --
                                         -----      -----        ---       ----     -------     -------
December 31, 1999....................     172        356          2         66       1,502       2,098

Dividend payments....................       -         --         --         --        (165)       (165)
Increase of legal capital............      26        (26)        --         --          --          --

Net income...........................      --         --         --         --         336         336
Translation adjustments..............      --         --         --         28          --          28
Other changes........................      --         --          3         --          (3)         --

                                         -----      -----        ---       ----     -------     -------
December 31, 2000....................     198        330          5         94       1,670       2,297

                                         -----      -----        ---       ----     -------     -------

                                         -----      -----        ---       ----     -------     -------


-----
(1) The 1998 figures have been restated from the prior reporting currency (DM)

into E at an exchange rate of DM 1.95583 to E 1.00, the official legal rate on
January 1, 1999.




-------------------------------------------------------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR 2000
-------------------------------------------------------


(A) BASIS OF PRESENTATION


(1) General principles
The Consolidated Financial Statements of Schering Aktiengesellschaft (Schering
AG) have been prepared in accordance with the International Accounting Standards (IAS) of the International Accounting Standards Committee (IASC). New standards established by the IASC are adopted at the required adoption date. The Consolidated Financial Statements also comply with EEC directive 83/349/ EEC.


(2) Companies included in the Consolidated Financial Statements
The Consolidated Financial Statements include, in addition to Schering AG, all companies in which Schering AG controls a majority of the members' voting rights (collectively the Schering AG Group or the Group).


There are 34 domestic companies and 101 foreign companies included in the Consolidated Financial Statements. 18 companies were consolidated for the first time in 2000, including the newly acquired Mitsui Pharmaceuticals and the CIS Group, where the Schering AG Group acquired 60% of the shares. Four companies are no longer consolidated because of sale, termination or mergers. As a result of the first-time application of interpretation SIC-12 "Consolidation - Special Purpose Entities" we also included two special funds in the Consolidated Financial Statements. Results relating to prior periods of EUR16m have been included in net income of 2000. If the special funds had always been consolidated, net income in 1999 would have been lower by EUR2m and the aggregated net income of periods before 1999 would have been higher by EUR18m.


All other changes to the companies included in the Consolidated Financial Statements did not have - on an overall basis - a material effect on the assets and liabilities or net income of the Group. Comparability with the previous years is not affected.


Joint ventures are consolidated proportionately. Associated companies - investments where we have the ability to exercise significant influence - are accounted for using the equity method.


The principal companies included in the Consolidated Financial Statements are listed in note (33). The complete list of Group ownership interests is filed in the Commercial Register of the Amtsgericht Charlottenburg, Berlin.


The companies Jenapharm GmbH & Co. KG and Schering GmbH and Co. Produktions KG, which are included in the Consolidated Financial Statements of Schering AG, are permitted to prepare their financial statements without providing notes information and a management report.


(3) Consolidation principles
Investments in subsidiaries are consolidated by offsetting the Group's acquisition costs against its portion of shareholders' equity at the date of acquisition or first-time consolidation. Differences between acquisition costs and shareholders' equity are allocated to identifiable assets and liabilities. Any excess of the acquisition costs over the fair value of net assets acquired is capitalized as goodwill. Any excess of the fair values of net assets over acquisition costs is - after deducting the fair values of intangible assets - recognized as negative goodwill and offset against other goodwills.

Differences in respect of investments in joint ventures and associates are calculated using the same principles; where appropriate, the financial statements of joint ventures and associates are conformed to the Group's accounting policies and procedures described in note (4).


Inter-company profits and losses, sales, income and expenses, receivables and liabilities between companies included in the Consolidated Financial Statements have been eliminated. Inter-company profits with joint ventures and associated companies have been eliminated to the extent of our ownership interest.


(4) Valuation and accounting policies
Goodwill is capitalized and amortized on a straight-line basis over periods of up to 15 years. In determining the economic useful life of goodwill, the Group considers contractual obligations, the period in which synergies are expected to be realized, and the strategic importance of the acquisition. Amortization of goodwill is included in "Other operating expenses". Negative goodwill - to the extent that it relates to expected future losses - is recognized as income under "Other operating income" when the future losses are realized. Other intangible assets are valued at cost less accumulated straight-line amortization. Other intangible assets generally have a useful life of 4 to 8 years unless a different period is indicated (e.g. periods based on the life of a patent). Amortization of intangible assets other than goodwill is included in the expenses of the respective consuming functions. As of January 1, 2000, we adopted IAS 38 "Intangible Assets". Under the new standard, intangible assets are recognized when it is probable that future economic benefits attributable to the asset will flow to the enterprise and cost of the asset can be reliably measured. As a result, the Group capitalized EUR13m relating to internally generated software.


Property, plant and equipment are valued at cost less accumulated depreciation based on normal wear and tear. The production cost of self-manufactured assets includes, in addition to direct costs, an allocation of production overhead and depreciation. Grants by third parties reduce the purchase price or production cost. Interest on third-party borrowings is not included in production costs. Repair costs are written off immediately as expenses. Buildings are depreciated on a straight-line basis over a useful life of no more than 40 years. Machinery and technical equipment are generally depreciated over a useful life of 3 to 20 years, and factory, office and other equipment over a useful life of 3 to 10 years using the straight-line method.

Assets used for the production of active ingredients and intermediate products are depreciated using an accelerated method due to the specialized nature of equipment and associated business risks. Fully depreciated assets are retained in tangible fixed assets and depreciation accounts until they are removed from service. In the case of disposals, assets and related depreciation are removed from the accounts and the net amount, less proceeds from disposal, is charged to the income statement.


Investments are shown at cost. Investments in associates are accounted for using the equity method and therefore are valued at cost plus or minus amortization of goodwill, profit distributions, and the retained profits or losses of the company concerned. Interest-free loans and loans at below-market interest rates are shown at their discounted cash value.


If the carrying amount of a tangible or intangible asset calculated in accordance with these principles exceeds the recoverable amount, the carrying amount is reduced to the recoverable amount. The recoverable amount is measured as the higher of net selling price and value in use determined by the present value of estimated future cash flows. Impairment reviews are made every year for assets or groups of assets affected by events and circumstances which warrant such a review. If reasons for the impairment charge no longer exist, it is reversed into income. As of January 1, 2000, we adopted IAS 36 "Impairment of Assets". The adoption did not significantly change our previous valuation and accounting policies and did not have an effect on the assets and liabilities or net income of the Group.


Inventories are valued at the lower of purchase cost or production cost and net realizable value. Inventory costs are determined using the weighted average method. Production costs include direct costs, factory overheads and depreciation. In addition, cost of sales includes expenses relating to unutilized capacity. Allowances are provided for slow-moving and obsolete inventory.


Accounts receivable and bills of exchange are reflected net of an allowance for doubtful accounts.


Marketable securities are valued at the lower of cost or quoted market value.




                                          German Plans     Other Plans
                                       2000  1999  1998  2000  1999  1998

Discount rate........................  6.5%  6.5%  7.0%  5.5%  5.7%  7.0%

Increase in salaries.................  3.0%  3.0%  3.5%  4.5%  4.2%  4.5%
Increase in pensions.................  1.5%  1.5%  1.5%  0.7%  0.7%  0.9%
Expected return on

plan assets..........................  n.a.  n.a.  n.a.  6.3%  6.5%  6.6%



Mortality rates for German plans are based on Prof. Dr Klaus

Heubeck's biometric calculation tables 1998.


Provisions for defined benefit pension plans are calculated using the projected unit credit method, which considers future increases in salaries and pensions. The current service cost arises from the change in the provision for projected benefits. We do not apply the corridor approach permitted under IAS 19 (revised 1998). All actuarial gains and losses are deferred and recognized over the expected remaining service period of existing employees.

Assumptions for defined benefit pension plans outside Germany are based on local conditions.



"Other provisions" are recognized when it is probable that a liability has been incurred and a reasonable estimate of the amount can be made. As of January 1, 2000, we adopted IAS 37 "Provisions, Contingent Liabilities and Contingent Assets". The adoption of IAS 37 did not significantly change our previous valuation and accounting policies and did not have a material effect on the assets and liabilities or net income of the Group.


Derivative financial instruments, which are used to reduce currency risk on existing assets or liabilities and anticipated transactions as well as to control the duration of our liquid funds, marketable securities and loans, are accounted for as hedging instruments.


Commitments and contingencies that have not been recognized in the balance sheet are described in note (31).


Income and expenses for the year are recognized on an accrual basis. Income from the sale of products, merchandise and services is recognized when delivery has taken place, transfer of risk has been completed and the amount of future returns can be reasonably estimated.


Product returns are accepted as a matter of contract or as a matter of practice. In the reported periods, product returns were insignificant. Sales rebates and discounts as well as amounts collected on behalf of third parties such as sales taxes and goods and service taxes are excluded from net sales. Costs for research and development are charged to expenses as incurred.


Income taxes have been deferred or accrued on temporary differences between the carrying amount of assets or liabilities in the balance sheet and their associated tax bases. Deferred taxes related to consolidation adjustments and tax loss carry forwards have been calculated according to the same principle.

Deferred taxes are based on the tax rates enacted or substantively enacted for the subsequent periods when the temporary differences are expected to reverse. Deferred tax assets are recognized only when it is probable that the future economic benefit will be realized. Deferred tax assets and deferred tax liabilities are offset only if they relate to income taxes levied by the same tax authority and the enterprise has a legally enforceable right to offset tax assets against tax liabilities.


Preparation of the Consolidated Financial Statements in accordance with IAS requires management to make estimates and assumptions affecting the reported amounts of assets, liabilities, revenues and expenses, as well as disclosure of contingent assets and liabilities. Actual results could differ from these estimates. Significant estimates include provisions for inventory obsolescence, environmental and legal matters, and the probability of deferred tax assets being recovered against future taxable profits.


(5) Currency translation
Foreign currency balances included in the financial statements of individual group companies are translated at the exchange rate on the balance-sheet date, unless hedged by forward transactions, in which case they are valued at the forward rate.


Translation of the financial statements of group companies located outside the European Monetary Union is based on the appropriate functional currency. The functional currency of such companies is the relevant local currency as these companies conduct their business independently in financial, economic and organizational respects. As a result, the assets and liabilities of these companies as well as the Group's share of the equity of foreign associated companies are translated at the exchange rate on the balance-sheet date. Income and expenses are translated at the average rate of exchange for the year. Goodwill arising on the acquisition of an entity located outside the European Monetary Union and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of such entity are treated as assets and liabilities of that entity and translated at the exchange rate on the balance-sheet date. Exchange differences are recognized directly in shareholders' equity.


As of January 1, 1999, group companies located in countries participating in the European Monetary Union adopted the euro as their reporting currency.


Currencies which are of particular importance to the Group have experienced the exchange-rate fluctuations shown below:




                                                 Balance-sheet rate (E)  Annual average rate (E)

                                                  2000   1999   1998      2000   1999   1998
1 US Dollar.....................................   1.07   1.00   0.86     1.09   0.95   0.90

1 Pound Sterling................................   1.60   1.61   1.43     1.65   1.53   1.49
1 Brazilian Real................................   0.55   0.55   0.71     0.59   0.51   0.77

100 Japanese Yen................................   0.94   0.97   0.74     1.01   0.84   0.69




(B) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS







(Unless otherwise stated, values are expressed in million euro, abbreviated
EURm)


(6) Net sales



                                                2000    1999    1998
                                                E m     E m     E m
Sales by business area

Fertility Control and Hormone Therapy.......... 1,353   1,173   1,109

Therapeutics................................... 1,402   1,128     991
Diagnostics and Radiopharmaceuticals........... 1,360   1,040     882
Dermatology....................................   221     199     189

Other Sources..................................   157     134     114
                                                -----   -----   -----

                                                4,493   3,674   3,285
                                                -----   -----   -----
                                                -----   -----   -----




(7) Engineering and administration costs
"Engineering and administration costs" include costs of production management and planning, factory safety and administration, environmental protection, technology cost centers such as workshops, energy production, services and waste disposal (only to the extent that these costs are not internally reallocated to production costs), training, and administration such as data processing, purchasing and accountancy.


(8) Other operating income



                                                    2000 1999 1998
                                                    E m  E m  E m

Income from changes in foreign exchange rates......  62   100   85
License and commission income......................  36    30   23

Income from recharged costs........................  65    73   75
Income from reversal of provisions.................  47    66   20

Other .............................................  90    65   59
                                                   ----  ----  ---
                                                    300   334  262
                                                   ----  ----  ---
                                                   ----  ----  ---




Income from recharged costs relates to fees from third parties for the supply of technical infrastructure as well as income from other services provided to third parties. The related costs are included in other operating expenses.

(9) Other operating expenses


                                                 2000  1999  1998
                                                 E m   E m   E m

Expenses from changes in foreign exchange rates.  110   149    70

Amortization of goodwill........................   38    32    35
Restructuring costs.............................    -     -    21
Costs of recharged services.....................   62    51    51

Other ...........................................  89   122   114
                                                 ----  ----  ----

                                                  299   354   291
                                                 ----  ----  ----
                                                 ----  ----  ----




(10) Financial result



                                                                 2000  1999  1998
                                                                 E m   E m   E m
Net income from investments

Result from investments in associates

                                                                  (57)  (59)  25
Income from other investments................................       0     0    0
Income from disposal of investments..........................      56     -   28

Impairment of investments....................................        -    -  (11)
                                                                 ----  ----  ----

                                                                   (1)  (59)  42

                                                                 ----  ----  ----


Interest result
Income from long-term securities and loans...................       2     2    3
Interest receivable and similar income.......................      40    69   72

Interest payable and similar charges.........................     (15)  (20) (21)
                                                                 ----  ----  ----

Net interest.................................................      27    51   54
Interest costs included in additions to provisions for pensions   (73)  (69) (71)
                                                                 ----  ----  ----

                                                                  (46)  (18) (17)
                                                                 ----  ----  ----

Other financial result
Amortization of premiums on debt securities..................      (4)  (21) (20)

Other financial income.......................................      60    28   17
Other financial expenses.....................................     (14)   (7)  (8)

                                                                 ----  ----  ----
                                                                   42     0  (11)
                                                                 ----  ----  ----

Financial result.............................................      (5)  (77)  14
                                                                 ----  ----  ----
                                                                 ----  ----  ----



The "Result from investments in associates" includes a loss of EUR59m relating to our ownership interest in Aventis CropScience (1999: loss of EUR60m). As of January 1, 2000, the agribusiness of Rh(tm)ne-Poulenc and AgrEvo, a joint venture of Schering and Hoechst, have been contributed to Aventis CropScience.

Schering AG Group received a 24% share in Aventis CropScience in exchange for the Group's 40% share in AgrEvo GmbH. The loss includes goodwill amortization of EUR24m (1999: EUR28m) as well as restructuring and other one-time costs of EUR78m (1999: EUR57m).


"Other financial income" and "Other financial expenses" include gains and losses from the sale of marketable securities and gains and losses from interest-rate derivative transactions.

(11) Taxes on profit


Income before taxes is as follows:


                        2000  1999  1998

                         E m  E m  E m

Domestic..............   314   234   237
Foreign...............   321   225   187
                        ----  ----  ----
                         635   459   424
                        ----  ----  ----
                        ----  ----  ----



The respective taxes are:



                        2000  1999  1998
                        E m   E m   E m

Domestic.............. (156)  (111) (117)
Foreign............... (134)   (70)  (58)
                        ----  ----  ----
                       (290)  (181) (175)
                        ----  ----  ----


The reconciliation of notional tax expenses based on the statutory tax rate applicable to Schering AG to tax expenses at the effective tax rate is as follows:

                                                                    2000  1999  1998

                                                                    E m   E m   E m
Income before taxes...............................................   635   459   424

                                                                    ----  ----  ----
Notional tax expenses (at the statutory rate applicable to
Schering AG)...................................................... (331) (239) (239)

Tax reduction relating to proposed dividend payments..............    42    35    20
                                                                    ----  ----  ----

                                                                    (289) (204) (219)
Tax effect of non-deductible expenses and tax-free receipts......     (5)  (12)  (29)

Tax effect of recognizing income from associates net of tax......    (30)  (29)   12





Deferred tax expenses from applying reduced tax rates
reflecting German tax reform.....................................   (15)    --    --

Effects of lower tax rates abroad................................    49     64    61
                                                                    ----  ----  ----
Tax expenses.....................................................  (290) (181) (175)

Tax rate in %....................................................   45.7  39.4  41.3
Current tax expenses.............................................  (217) (199) (204)

Deferred tax income/expenses.....................................   (73)   18    29
                                                                    ----  ----  ----
Tax expenses.....................................................  (290) (181) (175)
                                                                    ----  ----  ----
                                                                    ----  ----  ----




Current tax expenses in 2000 were reduced by EUR2m relating to the use of tax loss carry forwards (1999: EUR1m). Deferred tax assets of EUR11m are recognized at December 31, 2000 relating to tax loss carry forwards (December 31, 1999: EUR9m). At December 31, 2000, unrecognized tax loss carry forwards totaled EUR34m (December 31, 1999: EUR18m). Of these amounts, EUR9m has no expiration date, while the remainder expires within five years.


The deferred tax assets and liabilities relate to the following balance-sheet items; assets relating to tax loss carry forwards are included in "Other":



                                                      December 31, 2000   December 31, 1999
                                                      Assets Liabilities  Assets Liabilities
                                                      E m          E m        E m        E m

Property, plant and equipment and intangible assets     2           94      (115)          0

Inventories..................................          13          (39)      111           5
Provisions for pensions......................          21          (26)       56          (1)
Other provisions.............................          41          (33)       81           0

Other ........................................         43           54        15           12
                                                     ----         ----      ----         ----

                                                      120           50       148           16
                                                     ----      -------      -----         -----
                                                     ----      -------      -----         -----



Deferred taxes on property, plant and equipment principally relate to lower tax bases resulting from special tax allowances for assets in certain parts of Germany.


Deferred tax liabilities have not been established for withholding tax on retained earnings of foreign subsidiaries as management considers such amounts to be permanently reinvested. Retained earnings of subsidiaries in countries where a withholding tax would be levied in case of dividend payments totaled EUR578m. If such earnings were distributed, withholding tax of EUR35m would be due based on tax rates in effect at the balance sheet date.


(12) Earnings per share
Basic earnings per share are calculated by dividing net income by the weighted average number of shares outstanding.


                                    2000         1999         1998

Net income (E m)..............          336           272           245

Weighted average number
of shares outstanding.........  198,000,000   201,064,245   204,821,961
Basic earnings per share (E)..         1.70          1.35          1.19

                                -----------   -----------   -----------


For the calculation of diluted earnings per share the weighted average number of shares outstanding is adjusted to assume conversion of all potential dilutive shares. The Group's stock option plans represent a potential dilution in the earnings per share. The plans grant Schering AG share options to key executives. The exercise of the options depends on certain performance criteria relating to the Schering AG share price which are determined in the stock option plans [see note (35)].



                                               2000           1999          1998

Net income (E m)..........................         336            272           245
Weighted average number

of shares outstanding..................... 198,000,000    201,064,245   204,821,961
Adjustment for potential dilutive shares..   1,586,700        165,690        59,475
                                           -----------    -----------   -----------

Weighted average number of shares
(including potential dilutive shares)..... 199,586,700    201,229,935   204,881,436

Diluted earnings per share (E)............        1.68           1.35          1.19

                                           -----------    -----------   -----------
                                           -----------    -----------   -----------


The conditions of the plans reserve Schering AG the right to settle claims from the exercise of option rights in the form of cash payments instead of issuing shares.


(13) Personnel costs/employees



                                            2000    1999   1998
Personnel costs (E m)

Wages and salaries.......................    1,149     923     859
Social security and support payments.....      209     173     162
                                            ------  ------  ------
                                             1,358   1,096   1,021
Pensions.................................       64      64      49
                                            ------  ------  ------
                                             1,422   1,160   1,070
                                            ------  ------  ------
                                            ------  ------  ------


Number of employees (average for year)
Production...............................    8,056   7,738   7,612

Marketing and selling....................    7,848   7,242   6,954
Research and development.................    4,171   3,968   3,841
Engineering and administration...........    3,645   3,482   3,411
                                            ------  ------  ------
                                            23,720  22,430  21,818
                                            ------  ------  ------
                                            ------  ------  ------


(C) NOTES TO THE CONSOLIDATED BALANCE SHEETS

(Unless otherwise stated, values are expressed in million euro, abbreviated
EURm)


(14) Intangible assets




                                                                Patents,
                                                                licenses,
                                                               trademarks
                                                    Internally    and
                                                    generated   similar           Negative

                                                     software   assets  Goodwill goodwill Total
                                                        E m       E m      E m      E m    E m

Cost
January 1, 1999....................................    --           88     418      --    506

Change in consolidated companies...................    --           18      --      --     18
Additions..........................................    --            8      90      --     98

Disposals..........................................    --           (2)     (5)     --     (7)
Translation adjustments............................    --            3       3      --      6
                                                     ------     -------   -------  ----  -----

December 31, 1999..................................    --          115     506      --    621
Change in consolidated companies...................    --           40       8      --     48

Additions..........................................    13           58       4     (13)    62
Disposals..........................................    --           (5)     --      --     (5)
Translation adjustments............................     0            0       7      --      7

                                                     ------     -------   -------  ----  -----
December 31, 2000..................................    13          208     525     (13)   733

                                                     ------     -------   -------  ----  -----
                                                     ------     -------   -------  ----  -----


Accumulated depreciation and reversals
January 1, 1999....................................    --           40      85      --    125

Additions..........................................    --           16      32      --     48
Disposals..........................................    --           (2)     (5)     --     (7)
Translation adjustments............................    --            1       0      --      1

                                                     ------     -------   -------  ----  -----
December 31, 1999..................................    --           55     112      --    167

Change in consolidated companies...................    --            5       4      --      9
Additions..........................................     0           23      38      (1)    60
Disposals..........................................    --           (4)     --      --     (4)

Translation adjustments............................    --            0       0      --      0
                                                     ------     -------   -------  ----  -----

December 31, 2000..................................     0           79     154      (1)   232
                                                     ------     -------   -------  ----  -----
                                                     ------     -------   -------  ----  -----

Book values as at December 31, 1999................    --           60     394      --    454
Book values as at December 31, 2000................    13          129     371     (12)   501






The amount reported under "Change in consolidated companies" in 2000 refers mainly to acquired intangibles arising from the acquisition of Mitsui Pharmaceuticals, and is being amortized over eight years. The amount reported in 1999 refers to acquired intangibles arising from the acquisition of Diatide, and is being amortized over six years.


The negative goodwill of EUR13m results from the acquisition of 60% of the shares of the CIS Group, and is being reversed into income to the extent expected future losses from the CIS Group are realized (2000: EUR1m). Additions to goodwill in 1999 relates primarily to goodwill from the acquisition of Diatide, and is being amortized over 15 years.

(15) Property, plant and equipment


                                                                                           Construction
                                                               Machinery and Other factory  in progress

                                                       Land and  technical    and office    and advance
                                                      buildings  equipment    equipment      payments    Total

                                                          E m        E m          E m         E m         E m
Cost

January 1, 1999.......................................   1,236        1,147          635          44    3,062
Change in consolidated companies......................       0            0            1          --        1

Additions.............................................      17           36           63          47      163
Disposals.............................................     (20)         (66)         (60)         (1)    (147)
Transfers.............................................      21           25           11         (57)       0

Translation adjustments...............................      53           15           26           6      100
                                                        -------      -------      -------      ------   ------





December 31, 1999                                        1,307        1,157          676          39




Change in consolidated companies......................      76           87           21           1      185
Additions.............................................      14           28           72          70      184

Disposals.............................................     (14)         (34)         (55)         (1)    (104)
Transfers.............................................      18           13           15         (46)      --
Translation adjustments...............................       8            2            6           1       17
                                                        -------      -------      -------      ------   ------
December 31, 2000.....................................   1,409        1,253          735          64    3,461
                                                        -------      -------      -------      ------   ------
                                                        -------      -------      -------      ------   ------


Accumulated depreciation
January 1, 1999.......................................     597          912          472          --    1,981

Change in consolidated companies......................       0            0            0          --        0
Additions.............................................      37           62           63          --      162
Disposals.............................................     (18)         (64)         (55)         --     (137)

Transfers.............................................      --            0           --          --        0
Translation adjustments...............................      22           10           18          --       50

                                                        -------      -------      -------      ------   ------
December 31, 1999.....................................     638          920          498          --    2,056
Change in consolidated companies......................      32           68           16          --      116

Additions.............................................      42           62           74          --      178
Disposals.............................................    (11)         (33)         (51)          --      (95)

Reversal of impairments...............................     (2)          (1)           --          --       (3)
Transfers.............................................      --           --           --          --       --
Translation adjustments...............................       2            1            5          --        8

                                                        -------      -------      -------      ------   ------
December 31, 2000.....................................     701        1,017          542          --    2,260

Book values as at December 31, 1999...................     669          237          178          39    1,123
Book values as at December 31, 2000...................     708          236          193          64    1,201
                                                        -------      -------      -------      ------   ------
                                                        -------      -------      -------      ------   ------


Additions to property, plant and equipment were up by 13% to EUR184m in 2000. 45% of this expenditure related to Germany, 16% to other countries of the European Union, 18% to the USA, and 9% to Japan.


50% of capital expenditures were related to replacement and expansion of production facilities, 16% to research and development, and 34% to infrastructure and other functions.


(16) Financial assets




                                                     Investments     Other    Long-term    Sundry

                                                    in associates investments securities   loans  Total
                                                         E m          E m        E m        E m    E m
Cost

January 1, 1999....................................         393         34         2        48     477

Additions..........................................         164         29         0         8     201
Disposals..........................................         (11)        (4)        0       (11)    (26)
Translation adjustments............................          12          7         0         2      21

                                                         -------      -----      ----      ----   -----
December 31, 1999..................................         558         66         2        47     673

Change in consolidated companies...................          --          2        --         2       4
Additions..........................................           5         29        --         4      38
Disposals..........................................          (5)       (23)       --       (10)    (38)

                                                         -------      -----      ----      ----   -----
Translation adjustments............................           8          5         -         1      14

December 31, 2000..................................         566         79         2        44     691
                                                         -------      -----      ----      ----   -----
                                                         -------      -----      ----      ----   -----


Accumulated depreciation

January 1, 1999....................................           6         14         0        11      31
Additions..........................................          61          0        --         2      63
Disposals..........................................          --         (2)       --        (2)     (4)

Translation adjustments............................          --          2        --         0       2
                                                         -------      -----      ----      ----   -----

December 31, 1999..................................          67         14         0        11      92
Change in consolidated companies...................          --         --        --        --      --
Additions..........................................          62         --        --         1      63

Disposals..........................................          --         (7)       --        (2)     (9)
Translation adjustments............................          --          2        --         0       2

                                                         -------      -----      ----      ----   -----
December 31, 2000..................................         129          9         0        10     148
                                                         -------      -----      ----      ----   -----

                                                         -------      -----      ----      ----   -----
Book values as at December 31, 1999................         491         52         2        36     581

Book values as at December 31, 2000................         437         70         2        34     543



Additions to investments in associates relate to profit shares and in 1999 also to a EUR159m increase in capital at former Hoechst Schering AgrEvo GmbH.



Disposals of investments in associates include dividend payments and in 1999 also a loss of EUR3m relating to our former ownership interest in AgrEvo.

Additions to depreciation of investments in associates reflect our share in the loss of the Aventis CropScience Group of EUR59m. In 1999, depreciation included expenses of EUR57m for restructuring measures at Aventis CropScience in which we contributed our share in AgrEvo.

Market values of marketable investments exceed book values by EUR46m (December 31, 1999: EUR21m).


Sundry loans include EUR30m (December 31, 1999: EUR32m) in loans to employees.

                              Aventis      Other

                            CropScience  associated
                          (1999: AgrEvo)  companies   Total
                               E m          E m        E m

January 1, 1999..........         356         31       387
Capital increases........         159         --       159
Profit/loss shares {(1)}         (60)         1       (59)
Dividend payments........          (1)        (7)       (8)

Translation adjustments..          12         --        12
                                ------     ------     ------
December 31, 1999........         466         25       491
Profit/loss shares{(1)}.         (59)         2       (57)
Dividend payments........           -         (5)       (5)

Translation adjustments..           7          1         8
                                ------     ------     ------
December 31, 2000........         414         23       437
                                ------     ------     ------
                                ------     ------     ------

-----


(1) after deduction of goodwill amortization.


(17) Inventories



                                       Dec. 31,   Dec. 31,
                                         2000       1999

                                          E m       E m

Raw materials and supplies...........     154        140
Work in process......................     316        231
Finished goods and goods for resale..     307        310

Payments on account..................       2          1
                                        ------     ------
                                          779        682
                                        ------     ------
                                        ------     ------



Inventories at December 31, 2000 include EUR28m carried at net realizable values lower than purchase or production costs (December 31, 1999: EUR72m).


(18) Trade receivables
Trade receivables at December 31, 2000 include EUR14m with a remaining term of more than one year (December 31, 1999: EUR6m). Allowances for doubtful accounts on trade receivables as of December 31, 2000 were EUR28m (December 31, 1999: EUR22m).


(19) Other receivables and other assets



                                                            Dec. 31,   Dec. 31,
                                                              2000      1999

                                                              E m       E m
Loans to companies, in which an equity interest is held....      7       51

Current tax assets.........................................    166       46
Deferred tax assets........................................    120      148

Sundry assets..............................................    250      170
                                                             ------   ------
                                                               543      415
                                                             ------   ------
                                                             ------   ------




Other receivables and other assets include EUR130m with a remaining term of more than one year (December 31, 1999: EUR160m).





(20) Marketable securities


                       Dec. 31,  Dec. 31,

                         2000     1999    Change
                         E m       E m     E m

Book values...........   378       481    (103)
Fair values...........   441       578    (137)

                        -----     -----   ------
Unrealized gains......    63        97     (34)
                        -----     -----   ------
                        -----     -----   ------


During November 2000 Schering AG purchased 170,000 treasury shares at an average price of EUR63.44 per share for distribution to employees in April 2001. Participants in the share bonus program are entitled to purchase shares at EUR26.50 each. The shares are valued at the price paid by the employee and are included in marketable securities, totaling EUR5m (marketable securities as at December 31, 1999 included treasury shares for distributionto employees of EUR2m). The difference between the price paid by Schering AG and that paid by the employee (EUR36.94 per share; total cost of EUR6m) was charged to compensation costs in 2000 (1999: EUR28.94 per share, total cost of EUR6m).


(21) Paid-up capital of Schering AG
Issued capital was increased by EUR26m to EUR198m through transfer of share premiums. Furthermore, issued capital was divided into 198,000,000 shares (1:3 share split). As a result, each share now represents a proportion of EUR1.00 of issued capital. All share and per share amounts included in the Consolidated Financial Statements have been restated to reflect the split.

The Executive Board is authorized to purchase treasury shares until September 30, 2001 for the purpose of redemption. In total, up to EUR15,000,000 in issued capital may be acquired under this authorization.


In 2000, no treasury shares were repurchased for the purpose of redemption. In 1999, 4,974,069 treasury shares were repurchased for a total cost of EUR183m.

Issued capital of EUR4m relating to these shares was deducted. In accordance with (S) 237 section 5 of the German Stock Corporation Act (Aktiengesetz), the same amount was transferred from retained earnings to the share premium account.


The Executive Board is authorized until April 26, 2004 to increase issued capital with the approval of the Supervisory Board once or on several occasions by issuing new shares for cash or non-cash consideration, providing that the overall increase in issued capital does not exceed a total amount of EUR85,000,000 and that the shareholders are given the right to subscribe. With the agreement of the Supervisory Board, however, the Executive Board is authorized to issue shares without giving the shareholders the right to subscribe:

(a) if the capital increase from cash proceeds does not exceed a total amount of EUR15,000,000 and the issue price of the new shares is not substantially below the stock exchange price for the shares at the time the issue price is determined by the Executive Board; or
(b)  if the capital increase is effected for the issue of employee shares; or
(c)  if the capital increase is effected for non-cash consideration; or
(d) to the extent necessary to allow holders of convertible bonds or option debenture bonds of Schering AG to subscribe to the new shares.


The Executive Board is also authorized, with the agreement of the Supervisory Board, to issue convertible bonds and/or option debenture bonds once or on several occasions in the period up to April 26, 2004. The total nominal value of such bond issues is not to exceed EUR300,000,000. Convertible or debenture options on Schering AG shares may be issued up to a total of EUR11,538,462 in issued capital. Accordingly, the issued capital of Schering AG may be increased by up to EUR11,538,462 through the issue of up to 11,538,462 shares.

This conditional increase in issued capital is solely for the exercise of convertible bonds and option debenture bonds.


(22) Retained earnings
The difference between the purchase price and issued capital for shares retired in 1999 totaled EUR179m, and was charged to retained earnings. In accordance with (S)237 section 5 of the German Stock Corporation Act, issued capital for the retired shares (EUR4m) was transferred from retained earnings to the share premium account.


The Executive Board expects to propose to the Annual General Meeting a dividend of EUR0.67 per share (totaling EUR133m) and a bonus dividend of EUR0.33 per share (totaling EUR65m). The overall amount of EUR198m proposed for distribution will be deducted from retained earnings in 2001.


(23) Provisions for pensions and similar obligations



                                                                   Dec. 31, 2000   Dec. 31, 1999
                                                                        E m             E m

Provisions for retirement benefit plans in Germany, unfunded....       1,153           1,101
Provisions for retirement benefit obligations outside Germany....         71              51

Provisions for similar obligations...............................         54              49
                                                                      -------         -------
                                                                       1,278           1,201
                                                                      -------         -------
                                                                      -------         -------




Pension benefits in Germany are primarily determined by years of service and average remuneration in the last five years before retirement.


Defined benefit plans of foreign subsidiaries, which are primarily service related, are generally funded. In calculating the net periodic pension costs for these plans we consider planned service costs and expected return on plan assets.


Changes in the projected benefit obligation (PBO) and the fair value of plan assets are as follows:



                                                        German plans Other plans

                                                         2000  1999  2000  1999
                                                         E m   E m   E m   E m

Change in projected benefit obligation
PBO at beginning of the year...........................1,132  1,046   231   161

Service costs..........................................   23     26    19    14
Interest costs.........................................   73     69    15    11

Actuarial (gains) and losses...........................  (26)    36   (16)   17
Benefits paid..........................................  (46)   (43)  (11)   (7)
Transfer of obligations................................    1     (2)   (1)   --

Change in consolidated companies.......................    1     --    45    --
Translation adjustments................................   --     --     0    35
                                                       ------ ------ ----- -----
PBO at end of year.....................................1,158  1,132   282   231
                                                       ------ ------ ----- -----
                                                       ------ ------ ----- -----


Change in plan assets
Fair value of plan assets at beginning of the year.....   --     --   175   126
Actual return on plan assets...........................   --     --     4    17

Employer contribution..................................   --     --    14    10
Contributions by plan participants.....................   --     --     1     0

Benefits paid..........................................   --     --   (10)   (7)
Change in consolidated companies.......................   --     --    32    --
Translation adjustments................................   --     --    (1)   29
                                                       ------ ------ ----- -----
Fair value of plan assets at end of year...............   --     --   215   175
                                                       ------ ------ ----- -----
                                                       ------ ------ ----- -----
Funded status..........................................1,158  1,132    67    56

Unrecognized actuarial gains...........................   --     --     9     3
Unrecognized actuarial losses..........................   (5)   (31)   (5)   (8)
                                                       ------ ------ ----- -----
Provisions for pensions................................1,153  1,101    71    51
                                                       ------ ------ ----- -----
                                                       ------ ------ ----- -----



Pension expenses for unfunded plans include both compensation costs that are classified in operating expenses and interest, which is classified as a component of interest expenses. Net periodic pension costs of defined benefit plans and total pension costs are as follows:


                                                                  2000  1999  1998

                                                                  E m   E m   E m
Service costs....................................................   42    40    34

Interest costs..................................................    88    80    81
Expected return on plan assets..................................   (12)  (10)   (8)

Amortization of unrecognized actuarial gains and losses..........    2     4     1
                                                                  ----- ----- -----
Net periodic pension costs of defined benefit plans..............  120   114   108

Costs of defined contribution plans and other pension costs......   17    19    12
                                                                  ----- ----- -----

Total pension costs..............................................  137   133   120

                                                                  ----- ----- -----
                                                                  ----- ----- -----




(24) Other provisions


                       January 1, 2000

                        Current  Total   Additions
                          E m     E m       E m

Provisions for
current tax...........     99      99       96

deferred tax..........     --      16       36
third-party claims....     --      75        2

environmental matters.     --      36       13
restructuring.........     --      24       --
other ................    126     146      112

                         -----   -----    -----
                          383     627      532

                         -----   -----    -----
                         -----   -----    -----


                                                                 December 31, 2000
                                        Change in

                                       consolidated  Translation
                         Use  Reversals companies    adjustments  Total  Current

                         E m     E m       E m           E m       E m     E m
Provisions for

current tax...........   (78)    (21)        1             0        97      97
deferred tax..........    --      (3)       --             1        50      --

personnel costs.......  (184)     (2)        8             2       328     206
third-party claims....    (8)     (7)        0             0        62      34
environmental matters.    (8)     (1)       16             1        57      10

restructuring.........   (24)     --        --            --        --      --
other ................  (119)    (27)       12             4       128     127

                        -----   ------     ----          ----     -----   -----
                        (421)    (61)       37             8       722     474
                        -----   ------     ----          ----     -----   -----
                        -----   ------     ----          ----     -----   -----


"Provisions for personnel costs" includes accrued salaries [vacation and holiday, bonuses, and bonus payments based on years of service (known as jubilee premiums)], as well as early retirement benefits. "Provisions for third-party claims" includes indemnities related to the sale of businesses and expected costs relating to patent infringement litigations. "Provisions for environmental matters" includes asbestos clean-up as well as various other clean-up obligations in Germany, France and the United States.


(25) Liabilities


                                                    Dec. 31, 2000   Dec. 31, 1999

                                                    Current Total   Current Total
                                                      E m    E m      E m    E m

Liabilities to banks...............................   217    234      151    186
Advance payments received..........................     6      6        2      2

Trade payables.....................................   335    338      260    261
Bills payable......................................     1      1        2      2

Amounts due to companies in which an equity
interest is held...................................     3      3        1      1
Taxes payable......................................    62     62       47     47

Social security costs payable......................    27     27       22     23
Payables to employees..............................    18     35       28     43

Other liabilities..................................   104    111       76     83
                                                     -----  -----    -----  -----
                                                      773    817      589    648

                                                     -----  -----    -----  -----
                                                     -----  -----    -----  -----




"Liabilities to banks" includes long-term liabilities of EUR43m (December 31, 1999: EUR58m) bearing interest at rates between 3.5% and 7.0% per annum.

EUR26m of these long-term liabilities


(26) Total amount of collateralized loans
The total amount of collateralized loans at December 31, 2000 (all collateralized by mortgages) was EUR51m (December 31, 1999: EUR64m).








(D) NOTES TO THE CONSOLIDATED CASH FLOW STATEMENTS
(Unless otherwise stated, values are expressed in million euro, abbreviated
EURm)

(27) Cash and cash equivalents
"Cash and cash equivalents" includes cash at banks and cash on hand.


(28) Cash flows from operating activities
"Cash flows from operating activities" includes interest received of EUR55m (1999: EUR83m) and interest paid of EUR16m (1999: EUR20m). Payments for income taxes amounted to EUR330m (1999: EUR350m). "Other non-cash expenses and income" includes our share of the loss from Aventis CropScience.


(29) Cash flows used in investing activities
"Purchase and sale of marketable securities" includes purchases of EUR203m and sales of EUR393m (1999: purchases of EUR200m and sales of EUR332m).


"Cash flows used in investing activities" for 1999 includes a capital increase of EUR159m at AgrEvo GmbH.


"Cash flow on acquisition of business net of cash acquired" in 2000 relates to the acquisition of Mitsui Pharmaceuticals and 60% of the shares of the CIS Group (1999: acquisition of Diatide). The allocation of purchase consideration to assets and liabilities is as follows:



                                                                  2000   1999
                                                                   E m    E m

Fixed assets                                                       110    18
Other non-current and current assets.............................. 247    37

Provisions and liabilities........................................(206)  (11)
Minority Interests................................................ (29)   --
Goodwill.......................................................... (13)   89

                                                                  ----- -----
Acquisition costs................................................. 109   133

Cash acquired..................................................... (10)   (7)
                                                                  ----- -----
Cash flow on acquisition of business net of cash acquired.........  99   126

                                                                  ----- -----
                                                                  ----- -----




(E) ADDITIONAL INFORMATION
(Unless otherwise stated, values are expressed in million euro, abbreviated
EURm)

(30) Derivative financial instruments
As we operate on a global basis, the Schering AG Group is subject to various market risks. We make use of exchange-traded and over-the-counter derivative financial instruments to reduce currency and interest rate risks resulting from anticipated transactions and from existing assets and liabilities. We also make use of derivative financial instruments to manage the asset and maturity profile of our investment portfolio.


The following derivative positions were open at the balance-sheet date:


                                              Notional amount    Fair value

                                                December 31,     December 31,
                                                2000   1999      2000   1999
                                                E m    E m        E m    E m

Currency hedging of anticipated sales and costs

Currency forwards.............................  455    468         25    (4)
Options.......................................   --     50         --     0
                                               -----  -----      -----  -----

                                                455    518         25    (4)
                                               -----  -----      -----  -----

                                               -----  -----      -----  -----
Currency hedging of assets and liabilities
Currency forwards.............................  663    637         44   (10)

                                               -----  -----      -----  -----
Asset and liability management

Options.......................................  105     57         43    19
Interest rate swaps...........................  149     77         (2)   (2)
Interest rate futures.........................  173    157          1     3

                                               -----  -----      -----  -----
                                                427    291         42    20

                                               -----  -----      -----  -----
                                               -----  -----      -----  -----








Notional amounts reflect the net of sale and purchase contracts. Purchase contracts were immaterial in each individual currency.


The underlying exposure in each currency is defined as the net amount of receivables and liabilities on the balance-sheet date as well as anticipated sales and expenses for the next 12 months. At the balance-sheet date, approximately 80% (December 31, 1999: 87%) of the underlying exposure of EUR1.4 billion (December 31, 1999: EUR1.3 billion) was hedged. Yen and US Dollar amounts accounted for approximately 81% (December 31, 1999: 82%) of currency hedging.


We measure financial derivatives at fair values. Unrealized gains are included in "Other receivables and other assets" and unrealized losses in "Other provisions". Classification in the income statement is consistent with the hedging intent. Accordingly, gains and losses arising from currency hedging are included in other operating income and expenses, while gains and losses relating to asset and liability management are included in financial result.

Gains and losses relating to Schering call options acquired for the purpose of a partial hedge of stock option plans are included in personnel expenses.


In order to properly match gains and losses from currency hedging of anticipated sales and costs with the underlying hedged transaction, we have deferred losses of EUR26m at December 31, 1999 and gains of EUR11m at December 31, 2000.


Gains and losses resulting from currency hedging of existing assets and liabilities generally correspond to changes in the hedged balance-sheet items.

At the balance-sheet date, our net financial position based on liquid funds (cash and cash equivalents plus marketable securities) and bank loans was approximately EUR0.4 billion (December 31, 1999: EUR0.4 billion). The average maturity of fixed-rate interest bearing securities and fixed-rate deposits including financial derivatives was five years (December 31, 1999: less than one year).

Market risks resulting from open derivative positions are estimated by a risk assessment system using a simulation of historical data. Various measures have been put in place to manage the risks. These include the setting of limits for individual classes of instruments, the segregation of duties between dealing, settlement, accounting and controlling as well as the regular reporting on open positions and results based on mark-to-market valuations.


Derivative financial instruments create credit risk limited to the positive market values of these derivatives.

In order to minimize credit risks, investments and transactions in derivative instruments are entered into with high-rated debtors and banks within fixed risk limits.


(31) Contingent liabilities and other financial commitments



                                        Dec. 31, 2000  Dec. 31, 1999
                                             E m            E m
Contingent liabilities

Bills and notes......................         --              2

Financial guarantees.................         25             17
                                            -----          -----
                                              25             19

                                            -----          -----
                                            -----          -----


Other financial commitments
Liabilities under operating leases

  due within 1 year....................       35             29
  due between 1 and 5 years............       89             81

  due after 5 years....................       16             23
Authorized capital commitments.........      229            186
                                            -----          -----

                                             369            319
                                            -----          -----

                                            -----          -----



Schering AG Group has entered into long-term research agreements with various third parties under which Schering AG Group will fund various research projects and other commitments based upon the achievement of certain milestones or other specific conditions. The approximate payments to these third parties, assuming the milestones or other conditions are met, are as follows:



                         E m

2001 ..................  57

2002 ..................  52
2003 ..................  21
2004 ..................  73
2005 ..................  11
thereafter ............  42
                       -----
                        256
                       -----
                       -----




(32) Segment reporting


                                                 Segment  Internal  External   Change

                                                net sales net sales   net       over
                                                                     sales    last year
                                                   E m      E m       E m

2000

Europe Region{(1)}............................    2,825      817    2,008        14%
United States Region..........................      999        7      992        28%
Japan Region..................................      670       --      670        48%

Latin America/Canada Region...................      496       22      474        27%
Asia Region...................................      201        3      198        21%

Other Activities..............................      227       76      151         6%
                                                 -------    -----  -------      -----
Segment total.................................    5,418      925    4,493        22%

Other ........................................       --       --       --         --
                                                 -------    -----  -------      -----

Schering AG Group.............................    5,418      925    4,493        22%
                                                 -------    -----  -------      -----
                                                 -------    -----  -------      -----


1999

Europe Region{(1)}............................    2,418      652    1,766         7%
United States Region..........................      780        5      775        14%
Japan Region..................................      454        -      454        32%

Latin America/Canada Region...................      393       21      372         4%
Asia Region...................................      165        1      164        28%

Other Activities..............................      204       61      143        12%
                                                 -------    -----  -------      -----
Segment total.................................    4,414      740    3,674        12%

Other ........................................       --       --       --         --
                                                 -------    -----  -------      -----

Schering AG Group.............................    4,414      740    3,674        12%
                                                 -------    -----  -------      -----
                                                 -------    -----  -------      -----



-----
(1) incl. Africa, Australia and New Zealand



The primary basis for our segment reporting is geographic, based on location of customers. This reflects the management structure of our sales organization, our system of internal financial reporting, and the predominant source of risks and returns in our business. Segment reporting is therefore divided into five geographic segments. Other Activities (mainly our pharmaceutical chemicals business) are managed on a worldwide basis and are therefore also presented as a separate segment.

Segment net sales include sales to third parties (external net sales) and sales to group companies belonging to a different region (internal net sales). Inter-segment sales are determined at arm's length prices.


Information on external net sales is generally based on the location of the customer. However, based on our management reporting format, net sales figures of the Europe Region also include the net sales of the subsidiaries Leiras, Jenapharm, CIS bio international and Justesa Imagen (a subgroup), realized outside Europe. Net sales reported for the United States Region include net sales of the Medrad Group achieved outside the United States.


Segment performance and segment result are presented on a consolidated basis to ensure comparability with external net sales. Segment performance is an internal financial reporting measurement utilized by our management. Under that approach, transfers from our centralized production facilities in Europe are charged to the segments at standard production cost. Research and development expenses are not included as this function is managed on a worldwide basis.




                                                           Central production Research

                                         Segment    Change      overhead/        and

                                       performance   over       variances    development  Segment    Change over
                                                   last year                  expenses    result      last year

                                          E m                      E m           E m       E m
2000

Europe Region{(1)}...................     819         7%          (60)           (357)    402              6%
United States Region.................     292         5%           (8)           (242)     42            (28)%

Japan Region.........................     246        47%          (15)           (123)    108             44%
Latin America/Canada Region..........     152        28%           (7)            (58)     87             30%
Asia Region..........................      69        28%          (13)            (20)     36             50%

Other Activities.....................      73        (3)%         (36)            (11)     26            (37)%
                                       -------      ------      -------         -------  ------         -------

Segment total........................   1,651        13%         (139)           (811)    701              9%
Other................................  (1,011)         9%         139             811     (61)           (45)%
                                       -------      ------      -------         -------  ------         -------

Schering AG Group....................     640        19%           --              --     640             19%
                                       -------      ------      -------         -------  ------         -------

                                       -------      ------      -------         -------  ------         -------

1999

Europe Region{(1)}...................     769        12%          (63)           (325)    381             20%
United States Region.................     277        13%           (5)           (214)     58             26%

Japan Region.........................     167        40%          (17)            (75)     75             83%
Latin America/Canada Region..........     119        14%           (8)            (44)     67             24%
Asia Region..........................      54        38%          (12)            (18)     24            118%

Other Activities.....................      75        36%          (26)             (8)     41            105%
                                       -------      ------      -------         -------  ------         -------

Segment total........................   1,461        17%         (131)           (684)    646             32%
Other ...............................    (925)        10%         131             684    (110)            39%
                                       -------      ------      -------         -------  ------         -------

Schering AG Group....................     536        31%           --              --     536             31%
                                       -------      ------      -------         -------  ------         -------

                                       -------      ------      -------         -------  ------         -------


-----
(1) incl. Africa, Australia and New Zealand





NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

                                                                    Investments in
                                           Other                      intangibles     Segment    Investments

                                        significant         Segment  and property,   assets by       by
                             Deprecia-   non-cash  Segment  Liabil-   plant and     geographical geographical
                               tion      expenses  assets    ities    equipment       location     location
                               E m          E m     E m       E m        E m            E m          E m
2000

Europe Region{(1)}..........    93           19   1,607       753         76          1,779          107

United States Region........    57            9     681       236         73            641           67
Japan Region................    23            8     510        55         25            471           18
Latin America/Canada Region     14           --     226        36         25            203           21

Asia Region.................     8           --      98         9          8             77            4
Other Activities............    17           --     114        18         17             65            7

                              -----        -----  ------   -------      -----        -------        -----
Segment total...............   212           36   3,236     1,107        224          3,236          224
Other ......................    26           11   1,970     1,710         22          1,970           22

                              -----        -----  ------   -------      -----        -------        -----
Schering AG Group...........   238           47   5,206     2,817        246          5,206          246

                              -----        -----  ------   -------      -----        -------        -----
                              -----        -----  ------   -------      -----        -------        -----


1999
Europe Region{(1)}..........    95           18   1,471       596         73          1,630           99

United States Region........    40            4     590       178        120            554          114
Japan Region................    16            6     356        44         15            318            9
Latin America/Canada Region     13           --     203        29         22            179           18

Asia Region.................     9           --     104        10          9             82            6
Other Activities............    17           --      98        14         12             59            5

                              -----        -----  ------   -------      -----        -------        -----
Segment total...............   190           28   2,822       871        251          2,822          251
Other ......................    20           14   1,807     1,605         10          1,807           10

                              -----        -----  ------   -------      -----        -------        -----
Schering AG Group...........   210           42   4,629     2,476        261          4,629          261

                              -----        -----  ------   -------      -----        -------        -----
                              -----        -----  ------   -------      -----        -------        -----
1998

Europe Region{(1)}..........    96           14   1,399       622         86          1,550          112
United States Region........    42            2     443       141         37            410           31

Japan Region................    12            1     265        28         14            233            8
Latin America/Canada Region     12           --     166        30         13            146            9
Asia Region.................     9           --      90         5         12             67            9

Other Activities............    18           --     105        11         13             62            6
                              -----        -----  ------   -------      -----        -------        -----

Segment total...............   189           17   2,468       837        175          2,468          175







Other ......................    19           12   2,101     1,674         23          2,101           23
                              -----        -----  ------   -------      -----        -------        -----

Schering AG Group...........   208           29   4,569     2,511        198          4,569          198
                              -----        -----  ------   -------      -----        -------        -----
                              -----        -----  ------   -------      -----        -------        -----



-----
(1) INCL. AFRICA, AUSTRALIA AND NEW ZEALAND
    Depreciation by segment includes amortization of intangible assets and depreciation of property, plant and equipment.




Segment result comprises segment performance less an allocation of research and development expenses and central production overhead and production variances. Research and development expenses specifically attributable to individual segments have been allocated directly while all other expenses of our corporate research and development organization (such as general research, global development activities, and infrastructure) have been allocated to the segments based on sales. Central production overhead and production variances have been allocated based on the production supplied from our central production facilities to the individual segments.

Total segment result is reconciled to consolidated operating profit as follows:


                                    2000  1999  1998

                                    E m   E m   E m

Total segment result..............  701   646   489
                                   ----- ----- -----
Costs of corporate functions...... (172) (166) (157)

Other operating income/expenses...  111    56    78
                                   ----- ----- -----

Total other.......................  (61) (110)  (79)
                                   ----- ----- -----
Operating profit..................  640   536   410

                                   ----- ----- -----
                                   ----- ----- -----





The "Costs of corporate functions" comprises administration costs of Schering AG. Income and expenses which were not incurred by the segments and/or arose in the course of unusual transactions are summarized in "Other operating income/expenses".


Depreciation by segment includes amortization of intangible assets and depreciation of property, plant and equipment.

"Other significant non-cash expenses" principally consists of pension expenses included in operating profit.


Segment assets include all assets with the exception of assets relating to corporate functions, financial assets, other receivables and other assets, marketable securities and cash and cash equivalents.


Segment liabilities include all liabilities with the exception of liabilities relating to corporate functions, financial liabilities and tax liabilities. Financial liabilities include EUR1,153m (December 31, 1999: EUR1,101m) pension obligations from German retirement benefit plans with corresponding EUR73m (1999: EUR69m) interest costs included in financial result.


The secondary basis for our segment reporting are the business areas:

                                                                                    Investments in
                                                              Change                 intangibles
                                                               over                 and property,
                                                  External     last    Segment       plant and
                                                 net sales     year    assets        equipment
                                                  E m                  E m             E m

2000
Fertility Control and Hormone Therapy..........      1,353      15%      889              62

Therapeutics...................................      1,402      24%      896              81
Diagnostics and Radiopharmaceuticals...........      1,360      31%    1,097              43

Dermatology....................................        221      11%      211              29
Other Sources..................................        157      17%      143               9
                                                    -------    -----  -------           -----

Segment total..................................      4,493      22%    3,236             224
Other..........................................         --      --     1,970              22

                                                    -------    -----  -------           -----

Schering AG Group..............................      4,493      22%    5,206             246
                                                    -------    -----  -------           -----

                                                    -------    -----  -------           -----

1999

Fertility Control and Hormone Therapy..........      1,173       6%      849              58
Therapeutics...................................      1,128      14%      698              43

Diagnostics and Radiopharmaceuticals...........      1,040      18%      950             134
Dermatology....................................        199       5%      175               9
Other Sources..................................        134      18%      150               7

                                                    -------    -----  -------           -----
Segment total..................................      3,674      12%    2,822             251

Other..........................................         --       --    1,807              10
                                                    -------    -----  -------           -----
Schering AG Group..............................      3,674      12%    4,629             261

                                                    -------    -----  -------           -----


1998
Fertility Control and Hormone Therapy..........      1,109       8%      804              60
Therapeutics...................................        991       4%      642              46

Diagnostics and Radiopharmaceuticals...........        882      (4)%     740              47
Dermatology....................................        189      (2)%     158              13

Other Sources..................................        114       0%      124               9
                                                    -------    -----  -------           -----
Segment total..................................      3,285       3%    2,468             175

Other..........................................         --       --    2,101              23
                                                    -------    -----  -------           -----

Schering AG Group..............................      3,285       3%    4,569             198
                                                    -------    -----  -------           -----
                                                    -------    -----  -------           -----




(33) Information on principal companies included in the Consolidated Financial Statements as of and for the year ended December 31, 2000



Name and location of company                            % of equity Equity    Result    Sales  Employees
                                                                    E m{(1)} E m{(1)} E m{(1)}

Germany

Schering AG, Berlin{(2)}...........................                   1,197      227    1,920    7,519
Schering Deutschland Holding AG, Hamburg{(3)}......          100.0      235       34      395      788
Jenapharm GmbH & Co. KG, Jena{(3)}.................           74.9      103       30      143    1,057

Europe (excluding Germany)
N.V. Schering S.A., Diegem/Belgium.................          100.0       18        1       54      126

Leiras Oy, Turku/Finland{(3)}......................          100.0      162       35      186    1,095
Schering S.A., Lys-Lez-Lannoy/France{(3)}..........           99.9      128       15      299    1,323
Schering Holdings Ltd., Burgess Hill/UK{(3)}.......          100.0       30        4      136      341

Schering S.p.A., Milan/Italy{(3)}..................          100.0       51       11      250      835
Schering Nederland B.V., Weesp/Netherlands.........          100.0       23        4       53       72

Schering Wien Ges. mbH, Vienna/Austria.............          100.0      279       10       57      166
Schering Lusitana Lda., Mem Martins/Portugal.......          100.0        9        1       38      120
Schering (Schweiz) AG, Zurich/Switzerland..........          100.0       11        2       49       57

Schering Espana S.A., Madrid/Spain{(3)}............           99.9       45        9      171      636
Schering Alman Ilac ve Ecza Ticaret Ltd., Sirketi,

Istanbul/Turkey....................................          100.0        3        0       49      138
North America
Schering Berlin Inc., Wilmington,

Del./United States{(3)}..........................            100.0      513       42    1,000    2,804
Berlex Canada Inc., Lachine/Canada.................          100.0        6        1       61      162

Latin America
Schering Argentina S.A.I.C., Buenos Aires/Argentina          100.0       17        0       87      355
Schering do Brasil Ltda., Sao Paulo/Brazil.........          100.0       52        0      160      822

Schering Colombiana S.A., Bogota/Colombia..........          100.0       19        3       49      330
Schering Mexicana S.A., Mexico City/Mexico.........          100.0       41       14       95      247

Asia/Australia
P.T. Schering Indonesia, Jakarta/Indonesia.........           76.8        9        2       23      549
Nihon Schering K.K., Osaka/Japan{(3)}..............           99.9      124       10      649    1,792

Schering Pty. Ltd., Sydney/Australia...............          100.0       27        9       72      110
Schering Korea Ltd., Seoul/Korea...................          100.0       19        2       48      214

Schering Chemicals Ltd., Bangkok/Thailand{(3)}.....          100.0        7        2       15      125
Africa
Schering (Pty.) Ltd., Midrand/South Africa.........          100.0       12        2       30       96



-----
(1) With companies outside the European Monetary Union, equity and annual results were converted from local currency amounts into E at the exchange rate in effect on December 31, 2000. Sales were converted into E at the annual average rate of exchange.
(2) Schering AG sells its products mainly to subsidiaries; these sales are not included in the Consolidated Financial Statements.
(3) Details include consolidated subsidiaries.












(34) Emoluments of the Supervisory Board and the Executive Board; loans granted
The total remuneration of the members of the Supervisory Board amounts to EUR2,790k and that of the Executive Board to EUR8,061k. A provision for the pensions of former members of the Executive Board and their dependents of EUR14,337k has been recognized; the expenses for the year ended December 31, 2000 amounted to EUR1,402k.


As part of the stock option plans set up in 1998 and 2000, members of the Executive Board held non-transferable stock options on up to a maximum of 202,500 Schering AG shares as at December 31, 2000. The exercise of the options depends on certain performance criteria of the Schering AG share price which are determined under the provisions of the plans [see note (35) to our Consolidated Financial Statements]. As of January 1, 2001, options on 90,000 Schering AG shares became vested and may be exercised in 2001 and 2002.


We have granted a loan of EUR39k to one member of the Supervisory Board and loans of EUR292k to members of the Executive Board (repayments in 2000:

EUR62k). Interest is charged on the loans at either 5% or 6%. The loans are repayable over 10, 11, 13 and 16 years.


Details of the members of the Supervisory Board and the Executive Board are given on pages 130-133.


(35) Stock option plans
Schering AG implemented Long-Term Incentive (LTI) Plans in 1998 and 2000. Under the plans, participants invest in Schering AG shares and receive option rights (entitling them to award shares) based on the number of shares purchased. Participants receive one option for each 18 shares of personal investment. One option right entitles the participant to a maximum of 180 award shares. If the shares acquired by the participants are held during the entire vesting period, the option rights become fully vested and may be exercised during the excercise period. However, the number of shares available under each option right varies based on any increase in the share price (performance shares) and the performance of Schering AG's shares relative to a comparator index (outperformance shares). In addition, performance shares for members of the Executive Board are available only if the increase in Schering AG's share price is at least 20% (LTI Plan 1998) or 30% (LTI Plan 2000).

Compensation costs are recognized over the three-year vesting period based upon an estimate on the outcome of the performance conditions on the respective balance-sheet dates. Compensation costs are recognized in the income statement.



                                                                LTI 1998          LTI 2000
Number of options outstanding as of January 1, 2000..              3,945                --

Granted..............................................                 --             4,970
Forfeited in 2000....................................                 40                60

Exercised in 2000....................................                 --                --
Number of options outstanding as of December 31, 2000              3,905             4,910
Maximum number of award shares.......................            702,900           883,800

Exercise price per share (E).........................                  0                 0
Compensation costs 2000 (E m)........................                 22                16

Compensation costs 1999 (E m)........................                  4                --
Comparator index.....................................                DAX     STOXX Healthcare
Exercise period...................................... Jan. 1, 2001 until   Jan. 1, 2003 until

                                                           Dec. 31, 2002        Dec. 31, 2006








(F) SIGNIFICANT DIFFERENCES BETWEEN IAS AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP)
(Unless otherwise stated, values are expressed in million euro, abbreviated
EURm)


(36) Reconciliation to US GAAP
The Group's Consolidated Financial Statements have been prepared in accordance with IAS, which, as applied by the Group, differ in certain significant respects from US GAAP. The effects of the application of US GAAP to net income and shareholders' equity are set out in the tables below:



                                                    Note 2000 1999 1998

Net income under IAS...............................       336  272  245
US GAAP adjustments
Business combinations

  Acquired R&D.....................................   (a)   3  (17)   3
  Other differences................................   (a)  (5)   1   (5)

Property, plant and equipment







  Capitalization of interest.......................   (b)  (4)  (4)  (4)
  Reversal of impairment charges...................   (b)  (2)  --   --

Internal-use software..............................   (c)  (4)  10   --
Available-for-sale securities......................   (d)  --   --   --
Equity investment (Aventis CropScience/AgrEvo).....   (e) (22)  26    3

Inventories........................................   (f)   1   (2)   0
Provisions for pensions............................   (g)   2    3   (1)

Other provisions...................................   (h) (24) (42)  (1)
Treasury shares/Schering call options..............   (i)  --   --   --
Stock option plans.................................   (j) (18)   0    3

Cash flow hedges...................................   (k)  37  (32)  11
Tax effect on US GAAP adjustments..................   (l)   6   33    0

                                                         ----- ---- ----
Net income under US GAAP...........................       306  248  254
                                                         ----- ---- ----

                                                         ----- ---- ----
Earnings per share under US GAAP

  basic............................................      1.55  1.23 1.24
                                                         ----- ---- ----
                                                         ----- ---- ----

  diluted..........................................      1.53  1.23 1.24
                                                         ----- ---- ----

                                                         ----- ---- ----


   Reconciliation of shareholders' equity to US GAAP (in E millions)




                                                   Note  2000  1999  1998

Shareholders' equity under IAS....................      2,297 2,098 2,010
US GAAP adjustments
Business combinations

  Acquired R&D.................................... (a)    (80)  (81)  (64)
  Other differences............................... (a)     41    52    51

Property, plant and equipment
  Capitalization of interest...................... (b)     20    24    28
  Reversal of impairment charges.................. (b)     (2)   --    --

Internal-use software............................. (c)      6    10    --
Available-for-sale securities..................... (d)    109   118    69

Equity investment (Aventis CropScience/AgrEvo).... (e)    (72)  (53)  (79)
Inventories....................................... (f)     17    16    18
Provisions for pensions........................... (g)     (2)   (4)   (7)

Other provisions.................................. (h)     10    34    76
Treasury shares/Schering call options............. (i)    (20)  (18)   (5)

Stock option plans................................ (j)     45     8     4
Cash flow hedges.................................. (k)     11   (26)    6
Tax effect on US GAAP adjustments................. (l)    (76) (117) (128)

                                                        ----- ----- ------
Shareholders' equity under US GAAP................      2,304 2,061 1,979

                                                        ----- ----- ------
                                                        ----- ----- ------




(a) Business combinations
Under IAS, research-in-process is not identified as an acquired asset in connection with the allocation of the purchase price but rather capitalized as goodwill. US GAAP requires the identification of research-in-process as a separate component of the purchase price allocation. Such amounts must be charged as expenses at the time of the acquisition. In addition, certain identifiable intangible assets recognized under US GAAP are included in goodwill under IAS. The adjustments are related to the acquisitions of Medrad
(1995), Leiras and Jenapharm (both 1996), and Diatide (1999).


The negative goodwill arising on the acquisition of the CIS Group [see note
(14)] is deducted proportionately from fixed assets excluding securities under US GAAP.


(b) Property, plant and equipment
Schering does not capitalize interest costs on self-constructed assets under IAS. Under US GAAP, interest costs incurred during the construction period must be capitalized and amortized. Costs of EUR3m (1999: EUR2m) were capitalized under US GAAP. Total capitalized interest under US GAAP as of December 31, 2000 was EUR20m (December 31, 1999: EUR24m). The reduction relates to depreciation.

Impairments of fixed assets at our production plant in Bergkamen have been reversed in 2000 under IAS [see note (15)]. Impairment charges can not be reversed under US GAAP.


(c) Internal-use software
As of January 1, 1999, we adopted SOP 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" under US GAAP. The statement requires capitalization of certain costs incurred in the development of internal-use software, including payroll and payroll-related costs. Under

IAS, these costs are capitalized starting on January 1, 2000 [see note (4)]. The reconciliation item relates to costs of the year 1999, which were capitalized under US GAAP but expensed under IAS.

(d) Available-for-sale securities
In accordance with IAS, securities are stated at the lower of their amortized acquisition cost or fair value on the balance-sheet date. Under US GAAP, securities are classified into one of three categories: held-to-maturity securities, available-for-sale securities or trading securities. The securities of the Group are considered to be available-for-sale and therefore valued at market value at the balance-sheet date. Unrealized gains and losses are excluded from earnings and reported as a separate component of other comprehensive income.

As of January 1, 2001, we adopted IAS 39 "Financial Instruments: Recognition and Measurement". Under the new standard, the securities of the Group are valued at market value under IAS as well.


(e) Equity investment (Aventis CropScience/AgrEvo)
The application of US GAAP in the consolidated financial statements of Aventis CropScience/AgrEvo reduces our investment balance. The most significant differences relate to acquired research-in-process from certain prior AgrEvo acquisitions and the timing of recognition and use of restructuring provisions in connection with the merger of the agribusiness of AgrEvo and Rh(tm)ne-Poulenc Agro.


(f) Inventories
Under IAS, the allocation of fixed production overheads to the cost of inventories is based on the normal capacity of the production facilities. Idle facility expenses are treated as a current period charge. Under US GAAP, idle facility expenses are allocated between cost of sales and inventories.


(g) Provisions for pensions
The Group has elected not to apply the"corridor approach" under IAS; any actuarial gain/loss is amortized over the average remaining service period of active employees.


Under US GAAP, pension costs and similar obligations are accounted for in accordance with Statement of Financial Accounting Standards (SFAS) No. 87 "Employers' Accounting for Pensions". Companies located outside the USA had to adopt the provisions of SFAS No. 87 for fiscal years beginning after December 15, 1988. Due to the long period of time between the effective date and the time when the Group first prepared US GAAP information, adoption of the provisions of SFAS No. 87 as of January 1, 1989 was not feasible. The Group adopted SFAS No. 87 as of January 1, 1998 and recognized a transition obligation of EUR13m. On January 1, 1998, the average remaining service period of active employees was 20 years. An amount of EUR6m was directly recorded to equity (for the period 1989 to 1997). EUR1m (5% of the transition obligation) has to be recognized in income each year through 2008. As we make use of the "corridor approach" under US GAAP, we excluded from income the amounts recognized as "amortization of unrecognized actuarial losses" under IAS [see note (23)].


(h) Other provisions
In 2000, the reconciliation item relates almost exclusively to liabilities arising from our early retirement program. Under the terms of our early retirement program, an employee older than 54 is offered the opportunity to work half-time for up to six years for 85% of pay. Under IAS, a liability for such benefits is recognized when management is demonstrably committed to the employee terminations. We have classified such liabilities as restructuring provisions (almost all reductions in headcount resulting from the closure or reorganisation of production facilities have been accomplished through our early retirement program). When the employee formally accepts the offer, the liability is reclassified as a personnel provision. Under US GAAP, a liability for these benefits is established only after the employee has accepted the offer. In addition, the incremental costs are recognized upfront on a discounted basis under IAS. Under US GAAP, such amounts are recognized over the employees' remaining service period (on an undiscounted basis).

In 1999, the reconciliation of net income includes EUR27m relating to the reversal of provisions for asbestos clean-up costs. Under US GAAP, these provisions would have been reversed in 1996 when the respective government directive changed.

(i) Treasury shares/Schering call options
As of December 31, 2000, 170,000 treasury shares (December 31, 1999: 216,000 treasury shares) held for distribution to employees under employee share bonus programs are shown as an asset under IAS [see note (20) to the Consolidated Financial Statements]. In addition, the Schering call options acquired for the purpose of a partial hedge of the stock option plans are recognized as an asset under IAS. Under US GAAP, treasury shares and the Schering call options are deducted from equity.


(j) Stock option plans
For a description of our stock option plans (LTI 1998 and LTI 2000) refer to note (35) of the Consolidated Financial Statements.



Compensation costs under IAS are measured on an estimate of the outcome of the performance conditions on each balance-sheet date. Compensation costs are recorded net of gains from the market valuation of the Schering call options acquired for a partial hedge of the stock option plans. For US GAAP purposes we elected to follow APB No. 25 "Accounting for Stock Issued to Employees" in accounting for our stock option plans and to provide the disclosures required under SFAS No. 123 "Accounting for Stock Based Compensation". Our stock option plans are variable award plans. Compensation costs are recognized over the three-year vesting period based upon the fair value of the Schering share on the respective balance-sheet dates. The acquisition costs of the Schering call options are deducted from equity and the proceeds from the sale of the options will be shown as an addition to equity without an effect on income. Under IAS, the accumulated unvested compensation costs are shown as a liablity. Under US GAAP, these costs are a part of shareholders' equity.


(k) Cash flow hedges
For a description of our policies for deferring profits and losses on hedging instruments see note (30) to our Consolidated Financial Statements. Under US GAAP, our hedging strategies do not qualify for hedge accounting. The following profits and losses were deferred under IAS, but are included in income under US GAAP:


                                                                             2000  1999  1998

                                                                             E m   E m   E m

Results on hedging instruments of the previous year, which are related to
sales and costs of the actual year.........................................   26   (6)     5
Results on hedging instruments of the actual year, which are related to

planned sales and costs of the following year..............................   11  (26)     6
                                                                             ---- ----   ----

Total effect on income before taxes under US GAAP..........................   37  (32)    11
                                                                             ---- ----   ----
                                                                             ---- ----   ----



(l) Tax effect on US GAAP adjustments
This reconciliation item includes all tax effects due to the aforementioned reconciling items except the adjustment related to the equity method (Aventis CropScience), which is presented net of tax.


As of January 1, 2001, the tax rate applicable to Schering AG in Germany was reduced. The impact of the reduced tax rate for deferred taxes on the reconciliation to US GAAP was an increase in net income of EUR2m and an increase in equity of EUR14m. In the future, certain gains on the sale of securities will be tax-free in Germany, resulting in an additional increase in equity of EUR12m.

(m) Additional US GAAP information
SFAS 130 "Reporting Comprehensive Income" requires the reporting of comprehensive income, which includes all changes in shareholders' equity except those resulting from investments by or distributions to shareholders.

Statement of comprehensive income for the years ended December 31:



                                                                      2000   1999   1998
                                                                      E m    E m    E m

US GAAP net income [see note (36)]

                                                                      306    248    254
Currency translation adjustments
IAS accounts......................................................     28     90    (32)

Reconciliation to US GAAP.........................................     (3)    --     --
Unrealized gains and losses on available-for-sale securities

(after tax expense 2000: E 7m; 1999: E 23m; 1998: E 9m)...........     83     27     12
Less realized gains on available-for-sale securities in net income
(after tax expense 2000:  E 36m; 1999:  E 0m; 1998:  E 15m).......    (59)    --    (14)

                                                                     -----   ----  -----
Other comprehensive income, net of tax............................     49    117    (34)

                                                                     -----   ----  -----
Comprehensive income, net of tax..................................    355    365    220
                                                                     -----   ----  -----

                                                                     -----   ----  -----



Accumulated other comprehensive income balances as of December 31:



                                                 Unrealized  Accumulated
                                      Currency   gains and    other com-

                                     translation  losses on   prehensive
                                     adjustment  securities    income

                                        E m         E m          E m







January 1, 1998...................        8         40           48

Other comprehensive income 1998...      (32)        (2)         (34)
                                       -----       -----       ------
December 31, 1998.................      (24)        38           14

Other comprehensive income 1999...       90         27          117
                                       -----       -----       ------

December 31, 1999.................       66         65          131
Other comprehensive income 2000...       25         24           49
                                       -----       -----       ------

December 31, 2000.................       91         89          180
                                       -----       -----       ------

                                       -----       -----       ------


Statement of US GAAP equity as of December 31:


                                                       2000    1999    1998

                                                        E m     E m     E m

Equity according to US GAAP before accumulated other
comprehensive income................................. 2,124   1,930   1,965
Accumulated other comprehensive income...............   180     131      14

                                                     ------- ------- -------
Total equity according to US GAAP.................... 2,304   2,061   1,979

                                                     ------- ------- -------
                                                     ------- ------- -------





Available-for-sale securities



                                          Gross       Gross
                               Book     unrealized  unrealized  Market

                              value       gains       losses     value
                               E m         E m         E m       E m

As of December 31, 2000
Investments (non-current)....   44          60         (14)       90

Marketable securities........  373          63          --       436
                              -----       -----       -----     -----

                               417         123         (14)      526
                              -----       -----       -----     -----
                              -----       -----       -----     -----

As of December 31, 1999
Investments (non-current)....   23          21          --        44

Marketable securities........  479          97          --       576
                              -----       -----       -----     -----
                               502         118          --       620

                              -----       -----       -----     -----
                              -----       -----       -----     -----

As of December 31, 1998
Investments (non-current)....   10          --          (3)        7
Marketable securities........  632          72          --       704

                              -----       -----       -----     -----
                               642          72          (3)      711

                              -----       -----       -----     -----
                              -----       -----       -----     -----




Proceeds from sales of available-for-sale securities in 2000 were EUR465m (1999: EUR332m). Gross gains of EUR95m were realized on the sale of securities in 2000. Gross gainsin 1999 and gross losses in 2000 and 1999 on such sales were immaterial.


Marketable securities include fixed-term securities. Maturities as of December 31, 2000 are as follows:



                         Book   Market
                         value   value
                         E m     E m

Less than 1 year......     8       8

Between 1 and 5 years.   146     147
More than 5 years.....    38      40
                        -----   -----

                         192     195
                        -----   -----

                        -----   -----









Impairment of long-lived assets
The Group periodically evaluates the carrying value of long-lived assets to be held and used, including goodwill and other intangible assets, when events and circumstances warrant such a review. The carrying value of a long-lived asset is considered impaired when the anticipated cash flow from such an asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using anticipated cash flows discounted at a rate commensurate with the risk involved. As of December 31, 1999 and 2000 there was no reconciliation item arising from different policies for recognizing impairment of long-lived assets under IAS and US GAAP.


Summarized financial information for significant associated companies
At December 31, 2000, three investments were accounted for under the equity method:


                                       Percentage of

                                       common stock
                                       Dec. 31, 2000

Aventis CropScience S.A., Lyon........       24
Medac GmbH, Hamburg...................       25

Metreon Bioproducts GmbH, Freiburg....       50


The table below contains financial information of the Aventis CropScience Group after conforming the Aventis CropScience financial statements to Schering AG Group accounting policies and principles (1999 on a pro forma basis):



                                  2000  1999
                                  E m   E m

Net sales....................... 4,034 4,060
Gross profit.................... 1,997 1,901

Net income......................  (210) (132)
Assets other than fixed assets.. 3,523 3,509
Fixed assets.................... 2,726 2,697

Current liabilities............. 4,339 4,267
Non-current liabilities.........   695   608

Shareholders' equity............ 1,215 1,331



The share of the net income in the Schering AG Group accounts amounted to a loss of EUR59m (1999: loss of EUR60m relating to the share of the net income of the Hoechst Schering AgrEvo Group).


The amount at which the investment is carried exceeds the amount of underlying equity in net assets by EUR123m (December 31, 1999: EUR24m). The goodwill is related to the formation of Aventis CropScience and is amortized over 15 years until 2014.


Corporate Debt
At December 31, 2000 Schering AG had aggregate unused committed lines of credit of EUR44m (December 31, 1999: EUR41m).

Employee benefit plans

The information required by SFAS No. 132 "Employers' Disclosures about Pensions and Other Postretirement Benefits" are included in note (4) and note

(23) to the Consolidated Financial Statements.
Pension obligations and expenses determined under SFAS No. 87 were based on the same assumptions as under IAS [see note (4)].


Under IAS, interest relating to the unfunded pension obligation in Germany is classified in financial result [see note (10)]. Under US GAAP, interest on pension obligations is considered a component of compensation expenses.

Accordingly "operating profit" under US GAAP would be lower and "financial result" higher by EUR73m (1999: EUR69m).


Stock option plans
In electing to continue to follow APB No. 25 for expense recognition purposes, we are obliged to provide the expanded disclosures required under SFAS No.
123. The fair value at date of grant of one option for LTI 1998 was EUR2,408 (EUR10m for all options). The fair value at date of grant of one option for LTI 2000 was EUR6,374 (EUR32m for all options). Both calculations were based on a Monte Carlo Simulation. The pro forma information for the years ended December 31, 2000 and 1999, prepared in accordance with the provisions of SFAS No. 123, is as follows:






                                                2000    1999     1998

Pro forma net income ........................  E 348m  E 248m   E 253m
Pro forma earnings per share (basic).........  E 1.76  E 1.23   E 1.23

Pro forma earnings per share (diluted).......  E 1.74  E 1.23   E 1.23



Litigation

The Group is involved in a number of legal proceedings and claims incidental to the normal conduct of its business, relating to such matters as product liability, patent infringement, tax assessments, competition, past waste disposal practices and release of chemicals into the environment. Although the outcome of these proceedings and claims cannot be predicted with certainty, we believe that any resulting liabilities will not, in the aggregate, have a material adverse effect on the Group's consolidated results of operations, financial condition and cash flows; where these legal proceedings and claims meet the conditions of SFAS No. 5 "Accounting for Contingencies", a liability is recognized in the Consolidated Financial Statements.


Schering AG historically has provided certain indemnities in connection with the sale of businesses. These indemnities related to environmental and other contingencies. Remaining contingencies totaling EUR16m related to the sale of the electroplating division in 1993 were reversed in 1999, as the guarantee period ended. Guarantee related to the sale of the Industrial Chemicals and Natural Substances divisions in 1992 will end in 2004. The Group has recognized a liability for servicing indemnities of EUR25m relating to probable claims to be asserted by the buyer.
During 1996 Hoffmann-LaRoche Inc. and Genentech, Inc. (collectively "Roche") filed suit in the United States District Court for New Jersey against Berlex Laboratories, Inc. alleging that Berlex's product Betaseron(r) infringes a certain Roche patent. Berlex answered denying infringement and counterclaimed for declaratory judgment that the Roche patent is invalid and not infringed by Betaseron(r). The litigation was settled by an agreement during 1998, and was dismissed with prejudice. Pursuant to the settlement agreement, a private arbitration was commenced to determine the question of infringement. In March 2000 the panel held that Betaseron(r) does not literally infringe the Roche patent. A settlement agreement was reached in February 2001 between Berlex and Roche under which Berlex will pay Roche certain past and future royalties.


The Group's Brazilian subsidiary is a defendant in approximately 400 civil actions brought in courts in Brazil by women, suing individually. Many of them claim that they became unintentionally pregnant after taking placebo pills packaged by the subsidiary in connection with test runs of a new packaging machine between January and April 1998. The placebo pills were intended for destruction and not for sale. However, some packages were stolen and illegally appeared in the hands of some women. Most of these claims are still pending.

In the majority of the judgments obtained to date, the claims were rejected by the Brazilian courts. In connec-tion with this incident, in July 2000 two managers of the Group's Brazilian subsidiary were convicted in a Brazilian court of the first instance for the failure to label properly the pouches and blisters for the placebo pills. The Brazilian court imposed community service activities to be rendered during a 28 month period. Both managers have filed appeals.


The Group's subsidiary in the United Kingdom, Schering Health Care Limited, is one of three manufacturers of so-called "third generation" combined oral contraceptive pills against whom claims have been made by women who allege they have suffered injury as a result of taking such pills. As of December 31, 1999, approximately 130 individuals had submitted claims in respect of all of the manufacturers. Of these claims, 52 concern Schering Health Care. The claimants have not quantified their claims in terms of damages. The primary allegations made in the Statements of Claim of the claimants are that the "third generation" combined oral contraceptive pills should not have been marketed, or, alternatively, that the manufacturers should have discovered and warned prescribers and consumers that there was an increased risk of venous thrombo-embolism (VTE) associated with "third generation" combined oral contraceptive pills as compared with "second generation" oral contraceptive pills. The Legal Aid Board in the United Kingdom granted funding to the claimants to pursue their claims in England and Wales. All of the cases were transferred to a court in London, England. Two of the cases against each of the manufacturers are pending as pilot cases, and the remainder of the claims have been sustained. An initial procedural hearing was held before a court-appointed Master in July 1997. The firm representing all of the claimants served a Statement of Claim on each of the three manufacturers (including Schering Health Care) in 1997 and February 1998. Schering Health Care and the other manufacturers served Defences in November 1998. The plaintiffs amended their Statement of Claim in the two pilot cases against Schering Health Care. The amended Statement of Claim no longer alleges that the "third generation" combined oral contraceptive pills should not have been marketed, but now includes a claim under the Consumer Protection Act. The defendants responded to the amended Statement of Claim on June 30, 2000. Schering Health Care denies these allegations and intends to continue to contest this litigation vigorously.



Schering AG was named as one of several defendants in two cases filed in United States District Court in New Jersey during May 1999 in which class certification was sought on behalf of persons alleging that they were the subject of medical experiments performed in concentration camps during World War II. These cases have been dismissed with prejudice.


During November 1998, Liebel-Flarsheim, Inc. filed an action against Medrad, Inc. in the United States District Court for the Southern District of Ohio alleging that Medrad infringes three of Liebel-Flarsheim's patents through Medrad's manufacture and sale of front load medical injectors used to inject contrast medium and certain types of syringes used with these injectors. Medrad several days later filed an action against Liebel-Flarsheim, Inc., and several of its affiliates, including Mallinckrodt Inc., in the United States District Court for the Western District of Pennsylvania alleging that certain activities undertaken by Mallinckrodt with respect to the manufacture, use and sale by Mallinckrodt of a certain syringe adapter assembly for use with injectors manufactured by Medrad constitute as to Medrad unfair competition and trademark dilution under United States federal law; unfair competition, misappropriation, damage to business reputation and dilution, tortious interference with contractual and prospective business relationships and civil conspiracy under Pennsylvania state and common law; and infringement of a Medrad patent. Medrad subsequently amended its complaint to add an additional unfair competition claim and filed a second action against Liebel-Flarsheim in Pennsylvania to declare Liebel-Flarsheim's three patents both not infringed by Medrad and invalid. Liebel-Flarsheim filed an amended complaint in Ohio in March 1999 alleging that Medrad had engaged in certain activities in connection with the sale of syringes for injectors which violate United States antitrust laws and constitute tortious interference with contractual relations and prospective business relations, and subsequently filed a second amended complaint adding a declaratory judgment count to declare Medrad's patent both not infringed by Liebel-Flarsheim and invalid. As to the allegations of infringement of its four patents, Liebel-Flarsheim seeks preliminary and permanent injunctive relief, damages resulting from the infringement and an award of three times actual damages because of Medrad's alleged willful infringement of the patents; as to the allegations of violation of the antitrust laws, Liebel-Flarsheim seeks a permanent injunction and compensatory damages to be trebled as permitted under the antitrust laws; and as to allegations of tortious interference with contractual business relations, Liebel-Flarsheim seeks permanent injunctive relief, compensatory damages and punitive damages. The two actions filed in Pennsylvania were transferred to Ohio in June 1999. Medrad dismissed the second action it had filed in Pennsylvania during November 1999, and incorporated its request for declaratory relief as to the four Liebel-Flarsheim patents as counterclaims in Medrad's answer filed in November 1999 to the initial action in Ohio. Medrad also denied all of the allegations made by Liebel-Flarsheim in the Ohio action. Mallinckrodt also filed an answer in November 1999 to the Pennsylvania action in which it denied all of the allegations made by Medrad and included a counterclaim that Medrad's patent was invalid and not infringed by Mallinckrodt's syringe adapter assembly. Liebel-Flarsheim filed a fourth amended complaint in January 2000 alleging that Medrad's manufacture and sale of certain medical injectors and syringes further infringes a Liebel-Flarsheim United States patent related to the Liebel-Flarsheim patent on which Medrad was originally sued. Medrad filed a second amended complaint in January 2000 to add Couer Laboratories, Inc. as an additional defendant. The two actions are consolidated for discovery purposes and discovery is now ongoing. The court has issued a scheduling order by which fact discovery was to close on October 31, 2000 and which sets the trials of both actions for summer 2001.

The two actions have not been consolidated for trial. Medrad will continue to contest vigorously this litigation against Liebel-Flarsheim, Mallinckrodt and the other parties.


Dividends

Under the German Commercial Code (HGB), dividends can be paid only from the unappropriated retained earnings of the parent company, Schering AG. At December 31, 2000, unappropriated retained earnings of Schering AG totaled EUR198m, resulting from 2000 net income of EUR227m less a transfer of EUR29m to retained earnings, as determined by the Executive Board and the Supervisory Board.

Related Party Transactions

On December 29, 1999, we entered into a Partner's Agreement with Hoechst AG and Aventis S.A. pusuant to which Aventis agreed to contribute all of its shares in Rh(tm)ne-Poulenc Agro S.A., Hoechst agreed to contribute all of its shares in AgrEvo GmbH and we agreed to contribute all of our shares in AgrEvo GmbH to Aventis CropScience S.A. The agreement, among other things, provided for the establishment of a research cooperation between us and Aventis CropScience to provide for a mutual exchange of compounds and certain other technologies. Aventis CropScience has the right to an exclusive license for the compounds we contribute and we have the right to an exclusive license for compounds contributed by Aventis CropScience, subject to a right of first refusal by Aventis. We have contributed an aggregate of approximately EUR500m to the AgrEvo/Aventis CropScience joint venture; all contributions were paid before January 1, 2000. We believe that all past transactions with Aventis CropScience have been on an arms' length basis. Professor Dr Klaus Pohle, Vice-Chairman of the Executive Board of Schering AG, is a member of the Supervisory Board of Aventis CropScience.



Allianz Versicherungs-AG, which is the corporate parent of AS Industriebesitz und Beteiligungen Allianz Versicherungs-AG & Co. OHG, currently provides insurance services to the Schering AG Group in a number of different areas such as property, business interruption, directors' and officers' liability, marine, personal accident and automobile insurance. We believe that these services are provided on an arms' length basis.


Professor John A. Dormandy, a member of the Supervisory Board, has provided consultancy services to Schering AG in connection with research relating to certain cardiovascular indications pursuant to a consultancy agreement since June of 1996 for an annual fee of EUR56,242.


Certain members of the Supervisory and Executive Boards are members of supervisory boards of certain financial institutions with which we engage in transactions in the ordinary course of business.


New Accounting Standards under IAS

IAS 39 "Financial Instruments: Recognition and Measurement" is effective for fiscal periods beginning after December 31, 2000. The standard significantly increases the use of fair values in accounting for financial instruments. In addition, it establishes specific criteria relating to hedge accounting. We adopted the standard as of January 1, 2001. Securities are now valued at market value on the balance sheet date. The adoption had no impact on net income as unrealized gains and losses are excluded from earnings and reported as a separate component of equity.


IAS 40 "Investment property" is effective for fiscal periods beginning after December 31, 2000. The standard introduces a fair value accounting model for investment property held to earn rentals or for capital appreciation or both. The adoption of this standard as of January 1, 2001, did not change our previous valuation and accounting policies as we opted for the cost model and continue to measure investment property in accordance with IAS 16 "Property,

Plant and Equipment".

New Accounting Standards under US GAAP

SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" is effective for fiscal periods beginning after June 15, 2000. The statement requires that all derivatives be recognized in the balance sheet as either assets or liabilities and measured at fair value. In addition, all hedging relationships must be designated, documented and reassessed pursuant to the provisions in the standard. As we will conform our hedging strategies for future cash flows to the provisions of the standard, we will be able to defer profits and losses on these hedging instruments under US GAAP. In the future, there will not be a reconciliation item for this issue [see note (36) for the difference in accounting under IAS and US GAAP at December 31, 2000]. We do not expect any other impact upon the adoption of this standard.




------------------------------------------------

REPORT BY THE SUPERVISORY BOARD
------------------------------------------------


Throughout the financial year, the Supervisory Board kept itself informed of the state of the company and of significant business activities, receiving regular written reports from the Executive Board. These included monthly reports on sales, target-performance deviations and the cash position, as well as quarterly reports on the balance sheet, income statement, forward exchange transactions, interest-rate management, and personnel development. In addition, the budgeting documentation was submitted to the Supervisory Board, and the Supervisory Board examined the risk management system prepared by the Executive Board and was informed by the Executive Board of the results of the internal Group audit.

The Chairman of the Supervisory Board ensured that he was constantly informed of major developments and decisions to be taken, among other things by means of regular meetings with the Chairman of the Executive Board.


In the course of the financial year, the Supervisory Board held four meetings with the participation of the Executive Board. In particular, it discussed business developments, the profit situation, and the financial position of the company and its affiliates. The Supervisory Board also concerned itself with the situation at Aventis CropScience and with several acquisition projects. The investment plan drawn up by the Executive Board was approved.


The Executive Committee held two meetings to prepare the proceedings of the Supervisory Board. The Research and Development Committee held two meetings to discuss the organization of research and development and important R&D topics. The Personnel Committee held two meetings dealing with personnel matters relating to members of the Executive Board. There was no meeting of a committee formed pursuant to section 27(3) of the Codetermination
Act (MitbestG).


The Audit Committee audited the 1999 Financial Statements, laid down the main points of emphasis for the audit of the 2000 Financial Statements, and discussed in detail the 2000 Financial Statements of Schering AG, the most important subsidiaries and the Schering AG Group at its meeting on February 21, 2001. The Financial Statements of Schering AG, the Consolidated Financial

Statements, the Management Report for Schering AG and the Schering AG Group, and the proposal of the Executive Board concerning the appropriation of profits were examined at today's meeting of the Supervisory Board and approved unanimously.


The Financial Statements of Schering AG, the Consolidated Financial Statements and the Management Report for Schering AG and the Schering AG Group for the 2000 financial year were audited on behalf of the Supervisory Board by BDO Deutsche Warentreuhand Aktiengesellschaft Wirtschaftsprufungsgesellschaft, Berlin, and by BDO International GmbH Wirtschaftsprufungsgesellschaft, Hamburg, and were given their unqualified audit opinion. The auditors took part in the meeting of the Supervisory Board and reported the results of their audit, which was acknowledged by the Supervisory Board. Subsequent to its inspection of the Accounts, no objections were raised by the Supervisory Board. It gave its approval to the Financial Statements; and the Annual Accounts are thereby adopted. The Supervisory Board concurs with the proposal of the Executive Board concerning the appropriation of income.


Mr Hans-Jurgen Hamann, Honorary President of the Supervisory Board, passed away on July 12, 2000. The Supervisory Board would like to pay tribute to Mr Hamann's distinguished achievements in his many years of service to the company, both as a member of the Executive Board and as former Chairman of the Supervisory Board.

Mr Jurgen Wingefeld resigned from the Supervisory Board of Schering AG with effect from September 30, 2000. Mr Joachim Elsholz was appointed as his successor with effect from October 1, 2000. The Supervisory Board wishes to thank Mr Wingefeld for his years of service on the Board, in later years as its Vice-Chairman.


The Supervisory Board appointed Mr Lutz Lignau to the Executive Board with effect from January 1, 2001. Dr Hubertus Erlen was appointed Chairman of the Executive Board to succeed Dr Giuseppe Vita, who will retire from the Executive Board after the Annual General Meeting 2001.


Berlin, March 15, 2001


The Supervisory Board
Klaus Subjetzki
Chairman




OVERVIEW OVER THE LAST FIVE YEARS
------------------------------------------------
(as at December 31, in Em)



_______________________________________________________________________________________________________
Assets                            1991         1996         1997         1998         1999         2000
Intangible assets.................. 43......... 453......... 413......... 381......... 454......... 501

Property, plant
and equipment................... 1,073....... 1,068....... 1,060....... 1,081....... 1,123....... 1,201

Financial assets................... 56......... 290......... 460......... 446......... 581......... 543
Fixed assets.................... 1,172....... 1,811....... 1,933....... 1,908....... 2,158....... 2,245
  as % of total assets............. 34.......... 44.......... 44.......... 42.......... 47.......... 43

Inventories....................... 789......... 536......... 548......... 594......... 682......... 779
Receivables and other assets...... 849......... 850......... 908....... 1,068....... 1,206....... 1,530

Marketable securities,
cash and cash equivalents......... 670......... 901....... 1,004......... 999......... 583......... 652
Total assets.................... 3,480....... 4,098....... 4,393....... 4,569....... 4,629....... 5,206


Equity and liabilities........... 1991........ 1996........ 1997........ 1998........ 1999........ 2000

Paid-up capital................... 525......... 525......... 525......... 525......... 528......... 528
Retained earnings................. 791....... 1,262....... 1,430....... 1,485....... 1,570....... 1,769
Shareholders equity............. 1,316....... 1,787....... 1,955....... 2,010....... 2,098....... 2,297

  as % of total assets............. 38.......... 44.......... 45.......... 44.......... 45.......... 44
  as % of fixed assets............ 112.......... 99......... 101......... 105.......... 97......... 102

Minority interests.................. 3.......... 37.......... 45.......... 48.......... 55.......... 92
Non-current provisions............ 979....... 1,283....... 1,340....... 1,427....... 1,445....... 1,526
Financial liabilities............. 415......... 201......... 215......... 177......... 186......... 234

Other provisions
and liabilities................... 767......... 790......... 838......... 907......... 845....... 1,057

Total equity
and liabilities................. 3,480....... 4,098....... 4,393....... 4,569....... 4,629....... 5,206


Capital expenditure/
Depreciation..................... 1991........ 1996........ 1997........ 1998........ 1999........ 2000

Capital expenditure on
property, plant and equipment..... 250......... 179......... 192......... 180......... 163......... 184
Depreciation of property,

plant and equipment .............. 179......... 157......... 196......... 160......... 162......... 178
  Capital expenditure

  depreciation ratio in %......... 139......... 114.......... 98......... 113......... 101......... 103

_______________________________________________________________________________________________________









_____________________________________________________________________________________________________________

Net sales/Income/Cash flow              1991         1996         1997         1998         1999         2000
Net sales*............................ 3,252....... 2,696....... 3,193....... 3,285....... 3,674....... 4,493
  Percentage change

  on previous year........................ 7.......... 14.......... 19........... 3.......... 12.......... 22
Income before interest,

expenses and taxes...................... 323......... 395......... 498......... 516......... 549......... 723
  Percentage return
  on total capital........................ 9.......... 10.......... 11.......... 11.......... 12.......... 14

Interest payable....................... - 85........ - 81........ - 94........ - 92........ - 90........ - 88
Taxes on profit ....................... - 97....... - 126....... - 168....... - 175....... - 181....... -

290
Income before minority interests........ 141......... 188......... 236......... 249......... 278......... 345
  Percentage return on sales.............. 4........... 7........... 7........... 8........... 8........... 8

  Percentage return on equity   ......... 11.......... 11.......... 12.......... 12.......... 13.......... 15
Earnings per share

as per IAS in E**...................... 0.69........ 0.90........ 1.11........ 1.19........ 1.35........ 1.70

Cash flow............................... 413......... 446......... 524......... 505......... 631......... 645

  as % of net sales...................... 13.......... 17.......... 16.......... 15.......... 17.......... 14
  as % of total assets................... 12.......... 11.......... 12.......... 11.......... 14.......... 12



Personnel/Research  ................... 1991........ 1996........ 1997........ 1998........ 1999........ 2000

Wages, salaries, social
security costs, pensions.............. 1,044......... 913....... 1,056....... 1,070....... 1,160....... 1,422

Employees (average for year)......... 26,339...... 19,705...... 21,302...... 21,818...... 22,430...... 23,720
  Personnel costs in E per capita.... 39,620...... 46,342...... 49,588...... 49,048...... 51,716...... 59,949
Research and development costs.......... 484......... 485......... 569......... 628......... 684......... 811

  as % of net sales...................... 15.......... 18.......... 18.......... 19.......... 19.......... 18


Share buyback/
Appropriation of earnings..............1991......... 1996........ 1997........ 1998........ 1999........ 2000


Amounts used for purchase
of treasury shares........................ -........... -........... -.......... 70......... 183........... -

Net income of Schering AG................ 86......... 108......... 144......... 154......... 213......... 227
Transfer to retained earnings............ 40.......... 38.......... 57.......... 63.......... 48.......... 29
Dividend volume.......................... 46.......... 70.......... 87.......... 91......... 165......... 198

Dividend per share in DM.............. 13.00........ 2.00........ 2.50...........  ...........  ..........
Dividend per share in E...................  ...........  ...........  ........ 1.35........ 2.50........ 1.00

Adjusted dividend per share in E***.... 0.22........ 0.34........ 0.43........ 0.45........ 0.83........ 1.00

*    Net sales of Pharmaceuticals division in 1991: E1,835m

**   Figures for 1991-1999 adjusted because of a 1:3 share split; figure for 1991 additionally adjusted by a factor of 1:10

***  Figures for 1991-1999 adjusted because of a 1:3 share split; figure for 1991 adjusted by a factor of 1:10;
     figures for 1999 and 2000 include bonus dividend of E0.33
_______________________________________________________________________________________________________________





------------------------------------------------

DIRECTORS AND OFFICERS
------------------------------------------------


SUPERVISORY BOARD


Honorary President of the Supervisory Board


Hans-Jurgen Hamann, Berlin
(deceased July 12, 2000);
former Chairman of the Supervisory Board

former Member of the Executive Board of Schering AG, Berlin


Supervisory Board

Klaus Subjetzki, Frankfurt/Main;

Chairman of the Supervisory Board
Chairman of the Supervisory Board of

Zuckerraffinerie Tangermunde Fr. Meyers Sohn GmbH, Hamburg
Vice-Chairman of the Supervisory Board of Kraftubertragungswerke Rheinfelden AG, Rheinfelden

Member of the Supervisory Board of Philips GmbH, Hamburg


Norbert Deutschmann, Berlin;
Vice-Chairman of the Supervisory Board (since October 1, 2000)
Chairman of the Wedding Works Council, Schering AG, Berlin


Dr rer. oec. Karl-Hermann Baumann, Munich;

Chairman of the Supervisory Board of Siemens AG, Berlin and Munich Member of the Supervisory Board
- Allianz AG, Munich
- Deutsche Bank AG, Frankfurt/Main
- E.ON AG, Dusseldorf
- Linde AG, Wiesbaden

- mg technologies AG, Frankfurt/Main
- Thyssen Krupp AG, Dusseldorf
- Wilhelm von Finck AG, Grasbrunn

Prof. Dr Piet Borst, Amsterdam;

Professor of Clinical Biochemistry, University of Amsterdam
Director Emeritus of the Netherlands Cancer Institute, Amsterdam

Prof. John A. Dormandy, D.Sc. FRCS, London;
Professor of Vascular Sciences, University of London

Head of Surgical Services, St. George's Hospital, London
Member of the Executive Board of the St. George's Health Care Trust, London

Joachim Elsholz, Berlin (since October 1, 2000);
District Head of Industriegewerkschaft Bergbau, Chemie, Energie,

Berlin - Mark Brandenburg
Member of the Supervisory Board

- Eternit AG, Berlin
- Eternit Management Holding GmbH, Berlin

Dr rer. pol. Reiner Hagemann, Munich;
Chairman of the Executive Board of Allianz Versicherungs-AG, Munich

Member of the Supervisory Board
- E.ON Energie AG, Munich
- Steag AG, Essen
- TELA Versicherung AG, Munich
- Thyssen Krupp Steel AG, Dusseldorf

Company mandates:
Chairman of the Supervisory Board
- Bayerische Versicherungsbank AG, Munich
- Frankfurter Versicherungs-AG, Frankfurt/Main
- Hermes Kreditversicherungs-AG, Hamburg
- Vereinte Holding AG, Munich
- Vereinte Versicherung AG, Munich
Member of the Supervisory Board of EULER, Paris


Johannes Heitbaum, Werne;

Vice-Chairman of the Bergkamen Works Council, Schering AG, Berlin

Dr h.c. Martin Kohlhaussen, Bad Homburg v.d.H.;

Spokesman of the Executive Board of Commerzbank AG, Frankfurt/Main Chairman of the Supervisory Board of REINHYP

Rheinische Hypothekenbank AG, Frankfurt/Main (company mandate)
Vice-Chairman of the Supervisory Board of Infineon Technologies AG, Munich Member of the Supervisory Board

- Bayer AG, Leverkusen
- Heraeus Holding GmbH, Hanau
- Hochtief AG (formerly Gebr. Helfmann), Essen
- Karstadt Quelle AG, Essen
- Linde AG, Frankfurt/Main

Chairman of the Administrative Board of Commerzbank International S.A. (CISAL), Luxembourg

President of the Administrative Board of Commerzbank (Schweiz) AG, Zurich Member of the Administrative Board of Assicurazioni Generali S.p.A., Trieste

Dr rer. pol. Jurgen Krumnow, Konigstein im Taunus;
Member of the Advisory Board of Deutsche Bank AG, Frankfurt/Main

Chairman of the Supervisory Board of Phoenix AG, Hamburg
Member of the Supervisory Board
- mg technologies ag, Frankfurt/Main
- Preussag AG, Hanover
- Systracom AG, Berlin
- Volkswagen AG, Wolfsburg
Member of the Advisory Council
- Lenze Holding GmbH & Co KG, Hameln
- PEEK & CLOPPENBURG KG, Dusseldorf

Dr med. Hans-Peter Niendorf, Berlin;
Head of Clinical Development Diagnostics, Schering AG, Berlin

Hans-Jurgen Scheel, Berlin;
Vice-Chairman of the Wedding Works Council, Schering AG, Berlin

Gunter Schmitt, Berlin;
Member of the Wedding Works Council, Schering AG, Berlin

Dr rer. oec. Ulrich Sommer, Berlin;

Area Manager Marketing Europe Region, Schering AG, Berlin

Heinz-Georg Webers, Bergkamen;

Chairman of the Central Works Council and Chairman of the Bergkamen Works Council, Schering AG, Berlin

Jurgen Wingefeld, Berlin;
Vice-Chairman of the Supervisory Board (until September 30, 2000)

Director for Personnel and Social Services of Lausitzer and Mitteldeutsche Bergbau-Verwaltungsgesellschaft mbH (LMBV mbH)

Member of the Supervisory Board of PCK Raffinerie GmbH, Schwedt


Prof. Dr rer. nat. Dr h.c., Ph.D.hc. Meinhart H. Zenk, Halle/Saale;

Professor of Pharmaceutical Biology, Martin Luther University, Halle-
Wittenberg





------------------------------------------------
EXECUTIVE BOARD
------------------------------------------------


Dr Giuseppe Vita

Occupation:
Chairman of the Executive Board (until April 26, 2001)
Place of residence:

Berlin
Responsibility in Schering AG Group until April 26, 2001:

Membership in legally mandatory Supervisory Boards in Germany:
Member of the Supervisory Board of Hugo Boss AG, Metzingen
Senior Consultant and Member of the Supervisory Board at Lazard & Co. GmbH,

Frankfurt/Main
Member of the Supervisory Board

- Allianz Lebensversicherungs-AG, Stuttgart
- Berliner Kraft- und Licht (BEWAG)-AG, Berlin
- Continental AG, Hanover
- Dussmann AG & Co. KGaA, Berlin
Membership in comparable bodies in Germany and abroad:

Presidente del Consiglio di Amministrazione of Deutsche Bank S.p.A., Italy Membro del Consiglio di Amministrazione
- Riunione Adriatica di Sicurta (RAS) S.p.A., Italy
- Sviluppo Italia S.p.A., Italy (until February 28, 2001)



Prof. Dr Klaus Pohle
Occupation:

Vice-Chairman of the Executive Board,
Place of residence:

Berlin
Responsibility in Schering AG Group until April 26, 2001:
Finance and Administration; Asia, Australia;

Responsibility effective from April 26, 2001:
Equity Participations, Finance and Administration, Information Technology;

Japan, Asia, Australia
Membership in legally mandatory Supervisory Boards in Germany:
Chairman of the Supervisory Board

- KapHag Holding AG, Berlin
- KapHag Vermogensanlagen Handels AG, Berlin

Member of the Supervisory Board
- Berliner Borse AG, Berlin
- DWS Investment GmbH, Frankfurt/Main
- Schering Deutschland Holding AG, Hamburg (Schering AG Group mandate) Membership in comparable bodies in Germany and abroad:

Membre du Conseil de Surveillance Aventis CropScience S.A., France Chairman of the Board of Directors of Nihon Schering K.K., Japan
Member of the Board of Directors of Schering Berlin Inc., USA





Dr Hubertus Erlen
Occupation:

Member of the Executive Board
Place of residence:

Berlin
Responsibility in Schering AG Group until April 26, 2001:
Personnel, Production, Environmental Protection; North America;

Responsibility effective from April 26, 2001:
Chairman; Strategy and Corporate Development, Corporate Communication, Audit,

Human Resources
Membership in legally mandatory Supervisory Boards in Germany:
Member of the Supervisory Board

- Landesbank Berlin, Berlin
- Zoologischer Garten Berlin AG, Berlin

Membership in comparable bodies in Germany and abroad:
Chairman of the Board of Directors of Schering Berlin Inc., USA
Member of the Board of Directors of Medrad, Inc., USA





Dr Ulrich Kostlin
Occupation:

Member of the Executive Board
Place of residence:

Berlin
Responsibility in Schering AG Group until April 26, 2001:
Marketing and Sales; Europe, Africa;

Responsibility effective from April 26, 2001:
Marketing and Sales, Supply Chain; Europe, Africa

Membership in legally mandatory Supervisory Boards in Germany:


Member of the Supervisory Board
- Institut fur Management und Technologie IMT BERLIN GmbH, Berlin
- Schering Deutschland Holding AG, Hamburg (Schering AG Group mandate) Membership in comparable bodies in Germany and abroad:
Member of the Board of Directors

- Leiras Oy, Finland
- Schering Berlin Inc., USA





Lutz Lingnau
Occupation:

Member of the Executive Board
Place of residence:
Mendham, NJ, USA

Responsibility effective from April 26, 2001:
Therapeutics, Dermatology; North America

Membership in comparable bodies in Germany and abroad:
Member of the Board of Directors of Schering Berlin Inc., USA





Prof. Dr Dr h.c. Gunter Stock
Occupation:
Member of the Executive Board

Place of residence:
Berlin

Responsibility in Schering AG Group until April 26, 2001:
Research and Development; Latin America;
Responsibility effective from April 26, 2001:

Fertility Control and Hormone Therapy, Diagnostics and Radiopharmaceuticals; Research and Product Development; Latin America

Membership in legally mandatory Supervisory Boards in Germany:
Member of the Supervisory Board
- Biomedizinischer Forschungscampus Berlin-Buch GmbH, Berlin
- Gerling Allgemeine Versicherungs-AG, Cologne
Membership in comparable bodies in Germany and abroad:

Member of the Board of Directors
- Leiras Oy, Finland
- Nihon Schering K.K., Japan
- Schering Berlin Inc., USA


Status: Februar 15, 2001






------------------------------------------------
PRODUCT GLOSSARY
------------------------------------------------


This product glossary only covers the Schering pharmaceutical products that are mentioned in this Annual Report.

AcuTect(r) nuclear diagnostic agent used to detect acute, deep vein thrombosis of the lower extremities


Advantan(r) topical glucocorticosteroid for the treatment of eczema Androcur(r) anti-androgen for the treatment of prostate cancer; it is also used in combination with an estrogen such as in our product Diane(r) for the treatment of hypertrichosis, acne and seborrhea in women, when these complaints are caused by excessive androgen levels
Angeliq(r) (development project): oral preparation for hormone substitution after the menopause; combination of estradiol and drospirenone


Betaferon(r) (trade name in the United States and Canada: Betaseron(r)) the first beta interferon developed for the treatment of multiple sclerosis (MS). For the relapsing remitting form of MS, the product was approved in the United States in 1993, in Canada in 1994, in Europe in 1995 and in Japan in 2000. For the treatment of the secondary progressive form of multiple sclerosis (SPMS), Betaferon(r) received approval in Europe, Australia and Canada in 1999 and is thus the only beta interferon approved for both forms of this disease. We also have applied for an indication extension for the treatment of SPMS in the United States.


Betapace(r) anti-arrhythmic drug which we market solely in the United States. This preparation is used for the treatment of ventricular arrhythmias (irregular heart rhythm) such as sustained ventricular tachycardia.


Betapace(r) AF product for the treatment of atrial fibrillation


Bonefos(r) product used in particular in the prevention of the sequels of metastatic bone lesions


Campath(r) (development project): humanized monoclonal anti-CD52-antibody used for the treatment of chronic lymphocytic leukemia (CLL). It represents the first antibody-based therapy indicated for refractory CLL patients, i.e.patients for whom previous treatment has not worked or no longer works.


CISNOET(tm) (development project): product for the nuclear diagnosis of occlusive heart disease


Climara(r) transdermal estradiol-containing application system (hormone patch) for the treatment of climacteric complaints that is renewed only once a week. Climara(r) was first launched in the United States in 1995 and received approval in 1999 for the prevention of osteoporosis. Application has also been made for approval of this indication in Europe.


Climara Pro(tm) (development project): patch containing a combination of estradiol and levonorgestrel developed as an alternative to oral hormone replacement therapy. This hormone patch only needs to be applied once a week and is intended for use in osteoporosis prevention and the treatment of climacteric complaints. We expect approval in the US in 2001.


Climarelle(tm) (development project): a patch for continuous hormone replacement therapy


Climen(r) oral climacteric preparation with a combination of estradiol valerate and cyproterone acetate

Climodien(r) product containing estradiol valerate and dienogest in a continuous combined regimen for the treatment of climacteric symptoms; represents a therapeutic option for women who no longer want regular menstrual bleeding. Climodien(r) was granted first European regulatory approval in the Netherlands in December 2000.


Diane(r) product for the treatment of acne with an additional contraceptive effect


Endometrion(r) (development project): product for the treatment of endometriosis, a disease in which endometrial tissue proliferates outside the uterus


Eovist(r) (development project): highly specific MRI contrast medium for the imaging, detection and characterization of liver conditions


Femovan(r) monophasic oral contraceptive containing gestodene. The product shows an excellent tolerability, reliability and cycle control.


Fludara(r) purine analogue with an antimetabolic effect that has been approved for the treatment of chronic lymphocytic leukemia (CLL). Fludara(r) Oral, an additional application form, has been available since January 2001. Schering is aiming to extend the product's indication within hematological oncology.


Gadovist(r) 1.0 extracellular MRI contrast medium for central nervous system indications, particularly suited for studies in which high doses are required or advantageous. The product was approved in Switzerland in 1999 and in Germany in 2000. Gadovist(r) 1.0 is currently in Phase III clinical studies, particularly for magnetic resonance angiography.

Gyno-Travogen(r) gynecological broad-spectrum antimycotic agent for the treatment of fungal infections in the female genitals


Ilomedin(r) prostacyclin analogue used for the intravenous treatment of severe forms of Peripheral Arterial Occlusive Disease (PAOD). Use in the indication pulmonary hypertonia (high blood pressure in the lung vessels) is being investigated in Phase III studies.


Imavist(tm) (development project): ultrasound contrast medium to support the evaluation of cardiac function and myocardial blood flow


Iopamiron(r) non-ionic intravascular contrast medium for all usual X-ray examinations including computer tomography


Levlen(r) see Microgynon(r)


Levlite(r) see Miranova(r)


Levonelle(r)-2 new levonorgestrel-containing contraceptive for use after unprotected intercourse ("morning-after pill"); on the market in the UK since October 2000


Levovist(r) ultrasound contrast medium for blood pool imaging


Levulan(r)/Kerastick(tm) Levulan(r) is used for photo-dynamic therapy (PDT) in the treatment of actinic keratosis, a pre-cancerous skin condition caused by overexposure to sunlight. Levulan(r) PDT is the first preparation for treating this prevalent skin condition. It is activated by light. Levulan(r) is marketed with the user-friendly application system known as Kerastick(tm) and is activated by the BLU-U(tm) light source.


Magnevist(r) leading extracellular MRI contrast agent for cranial, spinal and whole body applications



Meliane(r) very low-dose monophasic oral contraceptive containing ethinylestradiol and gestodene. The product exhibits excellent tolerability, reliability, and cycle control.


MENT(tm) (development project): androgen preparation for the treatment of hypogonadism and hormone-dependent complaints in aging men


Mesopram(tm) (development project): oral preparation for the treatment of multiple sclerosis


Microgynon(r) (trade name in the United States: Levlen(r)) monophasic oral contraceptive containing ethinylestradiol and levonorgestrel


Miranova(r) (trade name in the United States: Levlite(r)) low-dose monophasic oral contraceptive containing ethinylestradiol and levonorgestrel. The product exhibits a high level of reliability and ensures good cycle control.


Mirena(r) progestin-containing intrauterine delivery system. It offers a reliable, easy-to-use and innovative method of family planning. Mirena(r) is inserted into the uterus, where it releases low doses of the progestogen levonorgestrel over a period of five years.


MS-325 (development project): intravascular contrast medium for magnetic resonance angiography which is at an advanced phase of clinical development


NeoTect(r) radiodiagnostic agent that makes it possible to differentiate between malignant and benign tissue in pulmonary tumors; based on peptide technology


NeoTide(tm) (development project): radiotherapeutic agent for lung cancer; based on peptide technology


Neriproct(r) see Scheriproct(r)


Nerisona(r) glucocorticosteroid used in particular for the treatment of eczema and psoriasis


Noctamid(r) benzodiazepine for the treatment of sleep disorders


Norplant(r) levonorgestrel-containing implant for contraception which is placed under the skin in the upper arm in women


Petibelle(r) see Yasmin(r)


Psorcutan(r) product based on the vitamin D3 derivative calcipotriol for the treatment of psoriasis


Quadramet(r) radiotherapeutic agent for the palliative treatment of severe chronic pain in patients with metastatic bone lesions


Resovist(r) (development project): MRI contrast medium specifically for the improved detection of liver tumors


Scheriproct(r) corticosteroid with a local anesthetic for the treatment of hemorrhoids


Skinoren(r) topical therapeutic agent for acne


Travocort(r) and Travogen(r) topical products based on the antimycotic active ingredient isoconazole for the treatment of dermatomycoses


Triquilar(r) (trade name in the United States: Tri-Levlen(r)) triphasic oral contraceptive containing ethinylestradiol and levonorgestrel that mimics the variable hormone production of the menstrual cycle while keeping the total dose of administered steroids as low as possible.


Ultralan(r) glucocorticoid for the treatment of eczemas, sunburn and psoriasis


Ultraproct(r) corticosteroid for the treatment of hemorrhoids


Ultravist(r) intravascular, non-ionic contrast medium for all usual X-ray examinations including computer tomography


Valette(r) low-dose monophasic oral contraceptive containing ethinylestradiol and dienogest which has an anti-androgenic effect


Yasmin(r) new oral contraceptive with the innovative progestogen drospirenone. The product has a favorable influence on fluid retention, as well as properties that suggest favorable effects on acne and seborrhea. In 2000, regulatory approval for Yasmin(r) was granted first by the Netherlands and later in the countries of the European Union, as well as Norway and Iceland. Market introduction has already begun. An application for regulatory approval has also been submitted in the United States. Under a co-marketing agreement this product is also sold in Germany by Jenapharm under the name Petibelle(r).


Zevalin(tm) (development project): Yttrium-90-labeled monoclonal antibody for the radioimmunotherapy of Non-Hodgkin's lymphoma (NHL)








------------------------------------------------

KEY DATES FOR 2001/2002
------------------------------------------------


April 25, 2001     Interim Report: first three months 2001
July 27, 2001      Interim Report: first six months 2001

November 8, 2001   Interim Report: first nine months 2001



April 26, 2001     Annual General Meeting 2001
November 8, 2001   Autumn Press Conference

March 1, 2002      Annual Press Conference
April 12, 2002     Annual General Meeting 2002



------------------------------------------------

POTENTIAL RISKS
------------------------------------------------


In order to utilize the "Safe Harbor" provision of the U.S. Private Securities Litigation Reform Act of 1995, the Company is providing the following cautionary statement. Certain statements in this annual report that are neither reported financial results nor other historical information are forward-looking statements, including, but not limited to, statements that are predictions of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and Company plans and objectives to differ materially from those expressed or implied in the forward-looking statements (or from the past results). Although not exhaustive, the following factors could cause such differences: action by the Company's competitors or the failure or demand for the Company's products to develop as anticipated; legislative and regulatory changes and general changes in public health and approaches to health care and the treatment of disease; unanticipated difficulties in the design or implementation of clinical trials, studies and investigations, or results that are inconsistent with previous results and the Company's expectations; the failure to obtain and maintain required authorizations from governmental authorities or the loss of or inability to obtain patent or trademark protection for products; the risk of substantial product liability claims; unexpected costs or difficulties in production or distribution or in integrating the business and operations of the Company. These factors and other factors that could effect these forward-looking statements are described in our Form 20-F and our Form 6-K reports filed with the U.S. Securities and Exchange Commission. The Company disclaims any obligation to publicly update or revise these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.